UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 14, 2022

POTLATCHDELTIC CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-32729	82-0156045
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 West First Avenue, Suite 1600
Spokane, Washington	99201
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 509 835-1500

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($1 par value)	PCH	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INTRODUCTORY NOTE

This Current Report on Form 8-K is being filed in connection with the completion on September 14, 2022 of the transactions contemplated by the Agreement and Plan of Merger, dated as of May 29, 2022 (the “Merger Agreement”), among PotlatchDeltic Corporation, a Delaware corporation (“PotlatchDeltic”), Horizon Merger Sub 2022, LLC, a Delaware limited liability company and wholly owned subsidiary of PotlatchDeltic (“Merger Sub”), CatchMark Timber Trust, Inc., a Maryland corporation (“CatchMark”) and CatchMark Timber Operating Partnership, L.P., a Delaware limited partnership (the “Partnership”). Pursuant to the terms and conditions of the Merger Agreement, on September 14, 2022, (i) CatchMark merged with and into Merger Sub (the “Company Merger”) and (ii) the Partnership merged with and into Merger Sub (the “Partnership Merger” and together with the Company Merger, the “Mergers”), with Merger Sub surviving the Mergers. The effective time of the Company Merger was 4:00 p.m. (New York time) on September 14, 2022, and the Partnership Merger occurred promptly thereafter. Unless otherwise noted herein, capitalized terms used below but not defined herein have the respective meanings assigned to them in the Merger Agreement.

ITEM 1.01. Entry into a Material Definitive Agreement.

On September 14, 2022, PotlatchDeltic and its wholly-owned subsidiaries, PotlatchDeltic Forest Holdings, Inc. and PotlatchDeltic Land & Lumber, LLC (collectively, the “Borrowers”), entered into a Seventh Amendment to Second Amended and Restated Term Loan Agreement (the “Amendment”) with the Guarantors party thereto, the Lenders party thereto, the Voting Participants party thereto and Northwest Farm Credit Services, PCA, as Administrative Agent (the “Administrative Agent”), amending the Second Amended and Restated Term Loan Agreement dated as of March 22, 2028 among the Borrowers, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and the Administrative Agent. Capitalized terms used in this Item 1.01 and not otherwise defined herein have the meanings set forth in the Amendment.

In connection with the refinancing of $277.5 million of the CatchMark debt acquired in the Company Merger, pursuant to the Amendment, the Lenders provided a Term Loan Q to the Borrowers in the principal amount of $138.75 million, maturing on September 1, 2027, and Term Loan R in the principal amount of $138.75 million, maturing on September 1, 2030 (collectively, the “New Term Loans”). The New Term Loans bear interest at a rate equal to 1-month SOFR plus 2.0% per annum. In addition, Term Loan R provides for a cost-of-capital reset at year five.

The forgoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment. A copy of the Amendment is filed as Exhibit 10.1, and is incorporated herein by reference.

ITEM 2.01. Completion of Acquisition or Disposition of Assets.

The information provided in the Introductory Note to this Current Report on Form 8-K is incorporated herein by reference.

At the effective time of the Company Merger, each issued and outstanding share of CatchMark’s Class A common stock (the “CatchMark Common Stock”), other than those shares owned by (i) CatchMark, the Partnership or any wholly owned subsidiary of CatchMark or the Partnership, and (ii) PotlatchDeltic, Merger Sub or any wholly owned subsidiary of PotlatchDeltic or Merger Sub, was automatically converted into the right to receive 0.230 shares of PotlatchDeltic common stock (the “Merger Consideration”), plus the right to receive cash in lieu of fractional shares of PotlatchDeltic common stock.

As of the Company Merger effective time, each issued and outstanding restricted share of CatchMark Common Stock vested (at maximum performance to the extent applicable) and automatically converted into the right to receive the Merger Consideration, plus the right to receive cash in lieu of fractional shares of PotlatchDeltic common stock, less applicable taxes and withholding.

Immediately prior to the Partnership Merger effective time, (i) each issued and outstanding unvested LTIP Unit of the Partnership automatically became fully vested at maximum performance, to the extent applicable, and (ii) each issued and outstanding vested LTIP Unit of the Partnership that was eligible for conversion into a Partnership OP Unit (as defined herein) prior to or at the Partnership Merger effective time automatically converted into one common unit of the Partnership (each, a “Partnership OP Unit”).

At the effective time of the Partnership Merger, (i) the general partner interests in the Partnership were canceled and no payment was made with respect thereto, (ii) each of the issued and outstanding Partnership OP Units, other than those owned by (i) CatchMark, the Partnership or any wholly owned subsidiary of CatchMark or the Partnership, and (ii) PotlatchDeltic, Merger Sub or any wholly owned subsidiary of PotlatchDeltic or Merger Sub, automatically converted into the right to receive the Merger Consideration, subject to any withholding under applicable tax law, plus the right to receive cash in lieu of fractional shares of PotlatchDeltic common stock.

As a result of the Mergers, PotlatchDeltic will issue a total of approximately 11,540,441 shares of PotlatchDeltic common stock, including (i) approximately 11,333,289 shares of PotlatchDeltic common stock to be issued in exchange for the outstanding shares of CatchMark Common Stock in the Company Merger; and (ii) approximately 207,152 shares of PotlatchDeltic common stock to be issued in exchange for the Partnership OP Units in the Partnership Merger, which includes approximately 179,826 shares of PotlatchDeltic common stock to be issued in exchange for LTIP Units of the Partnership.

Following the closing of the Company Merger, the shares of CatchMark Common Stock, which previously traded under the ticker symbol “CTT” on the New York Stock Exchange (“NYSE”), will cease trading on, and will be delisted from, the NYSE.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which was attached as Exhibit 2.1 to PotlatchDeltic’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2022, and is incorporated herein by reference.

ITEM 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

See Item 1.01 of this Current Report on Form 8-K, which is incorporated herein by reference.

ITEM 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d)

Board of Directors

Effective immediately after the effective time of the Company Merger:

•	The Board of Directors of PotlatchDeltic (the “PotlatchDeltic Board”) was expanded from nine (9) to ten (10) members;

•	James M. DeCosmo, a former member of the CatchMark board of directors, was appointed to the PotlatchDeltic Board pursuant to the Merger Agreement; and

•	Mr. DeCosmo was appointed to the Audit Committee of the PotlatchDeltic Board.

In accordance with the terms of the Merger Agreement, Mr. DeCosmo was appointed as a Class III director with a term that expires on the date of the Company’s 2023 annual meeting of stockholders scheduled to take place in May 2023. He served as the President and Chief Executive Officer of Forestar Group Inc. (“Forestar”), a real estate company, from 2006 to 2015 and as a director of Forestar from 2007 to 2015. Prior to Forestar’s spin-off from Temple-Inland, Inc. (“Temple Inland”) in 2007, Mr. DeCosmo served as Temple-Inland’s Group Vice President from 2005 to 2007; Vice President-Forest, responsible for operations and management of 2.2 million acres, from 2000 to 2005; and Director of Forest Management from 1999 to 2000. Prior to joining Temple-Inland, he held various land management positions throughout the southeastern United States, including with Kimberly-Clark Corporation and its predecessor Scott Paper Company from 1982 to 1999. Mr. DeCosmo served as a member of the board of directors of CatchMark from April 2020 until the Company Merger. Mr. DeCosmo also serves on the board of Colorado River Alliance Endowment. Mr. DeCosmo received a Bachelor of Science in Forest Management from the University of Florida and attended the Stanford Executive Program. Other than the Merger Agreement, there are no arrangements or understandings between Mr. DeCosmo and any other person pursuant to which Mr. DeCosmo was selected as a director. In addition, there are no transactions involving PotlatchDeltic and Mr. DeCosmo that PotlatchDeltic would be required to report pursuant to Item 404(a) of Regulation S-K, as amended.

In connection with his appointment as a director, Mr. DeCosmo will receive compensation as a non-employee director. A description of PotlatchDeltic’s non-employee director compensation can be found in Exhibit 10(a) to PotlatchDeltic’s Quarterly Report on Form 10-Q filed with the SEC on July 30, 2021.

ITEM 8.01. Other Events.

Announcement of Completion of Mergers

On September 14, 2022, PotlatchDeltic issued a press release announcing the completion of the Mergers. A copy of the press release is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements made in this communication and related statements that express PotlatchDeltic’s or its management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the potential effects of the Mergers.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including disruption to PotlatchDeltic’s business, including customer, employee and supplier relationships resulting from the Mergers; the inability to implement business plans, forecasts, and other expectations after the completion of the Mergers, and identify and realize synergies or other expected benefits; and other factors described in PotlatchDeltic’s reports filed with the SEC, including its annual report for the year ended December 31, 2021 and subsequent quarterly reports, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, PotlatchDeltic disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger dated as of May 29, 2022, among PotlatchDeltic Corporation, Horizon Merger Sub 2022, LLC, CatchMark Timber Trust, Inc. and CatchMark Timber Operating Partnership, L.P. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Registrant on May 31, 2022)*

10.1	Seventh Amendment to Second Amended and Restated Term Loan Agreement dated as of September 14, 2022 among PotlatchDeltic Corporation and its wholly owned subsidiaries, PotlatchDeltic Forest Holdings, Inc. and PotlatchDeltic Land & Lumber, LLC, as borrowers, the guarantors party thereto, the lenders party thereto, the voting participants party thereto and Northwest Farm Credit Services, PCA, as administrative agent

99.1	Press Release dated September 14, 2022, announcing the completion of the Mergers

104	Cover Page interactive data file (Embedded within the Inline XBRL document)

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PotlatchDeltic Corporation

Date: September 14, 2022	By:	/s/ Michele L. Tyler
Michele L. Tyler Vice President, General Counsel and Corporate Secretary

Exhibit 10.1

SEVENTH AMENDMENT TO SECOND AMENDED AND RESTATED TERM LOAN

AGREEMENT

THIS SEVENTH AMENDMENT TO SECOND AMENDED AND RESTATED TERM LOAN AGREEMENT (this “Amendment”) dated as of September 14, 2022, is by and among POTLATCHDELTIC CORPORATION, a Delaware corporation (“PotlatchDeltic”), POTLATCHDELTIC FOREST HOLDINGS, INC., a Delaware corporation (“Potlatch Forest”) and POTLATCHDELTIC LAND & LUMBER, LLC, a Delaware limited liability company and a taxable REIT subsidiary of PotlatchDeltic (“Potlatch Land & Lumber”, and, together with PotlatchDeltic and Potlatch Forest, the “Borrowers”), the Guarantors party hereto, the Lenders identified on the signature pages hereto, the Voting Participants identified on the signature pages hereto and NORTHWEST FARM CREDIT SERVICES, PCA, as Administrative Agent (in such capacity, the “Administrative Agent”).

W I T N E S S E T H

WHEREAS, term loan facilities have been established in favor of the Borrowers pursuant to the terms of that certain Second Amended and Restated Term Loan Agreement dated as of March 22, 2018 (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time, the “Existing Term Loan Agreement” and as amended by this Amendment, the “Amended Term Loan Agreement”) among the Borrowers, the guarantors from time to time party thereto (the “Guarantors”), the Lenders from time to time party thereto (the “Lenders”) and the Administrative Agent;

WHEREAS, the Borrowers have requested that the Lenders amend the Existing Term Loan Agreement to provide for the making of (i) a $138,750,000 Term Loan (the “Term Loan Q”) to the Borrowers and (ii) a $138,750,000 Term Loan (the “Term Loan R”) to the Borrowers;

WHEREAS, pursuant to the Agreement and Plan of Merger dated as of May 29, 2022 (the “CatchMark Merger Agreement”) among CatchMark Timber Trust Inc. (“CatchMark”), CatchMark Timber Operating Partnership, L.P. (“CatchMark LP”), PotlatchDeltic and Horizon Merger Sub 2022, LLC (“Merger Sub”), CatchMark shall merge (the “CatchMark Merger”) with and into Merger Sub, which is a wholly owned Subsidiary of PotlatchDeltic, with Merger Sub continuing as the surviving company, and a wholly owned Subsidiary of PotlatchDeltic;

WHEREAS, MergerSub shall become a Guarantor under the Amended Term Loan Agreement by delivery of a Joinder Agreement dated as of the Seventh Amendment Effective Date; and

WHEREAS, the Lenders party hereto have agreed to provide the Term Loan Q and the Term Loan R to the Borrower to repay certain debt of CatchMark assumed by Merger Sub in connection with the CatchMark Merger, and to amend the Existing Term Loan Agreement on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.        Defined Terms. Capitalized terms used herein but not otherwise defined herein shall have the meanings provided to such terms in the Amended Term Loan Agreement.

2.        Amendment. Subject to the satisfaction of the conditions precedent set forth in Section 3 hereof, the Existing Term Loan Agreement is hereby amended as follows:

(a)        The Existing Term Loan Agreement (excluding the schedules and exhibits thereto unless otherwise noted below) is amended and restated in its entirety to read in the form attached hereto as Annex A. The parties hereto agree that, on and as of the date hereof, all Obligations outstanding on and as of the Seventh Amendment Effective Date shall in all respects be continuing and shall be deemed to be Obligations pursuant to the Amended Term Loan Agreement. Except as expressly modified and amended by this Amendment, all of the terms, provisions and conditions of the Loan Documents shall remain unchanged and in full force and effect. The Loan Documents and any and all other documents heretofore, now or hereafter executed and delivered pursuant to the terms of the Existing Term Loan Agreement are hereby amended so that any reference to the Existing Term Loan Agreement shall mean a reference to the Amended Term Loan Agreement. The Amended Term Loan Agreement is not a novation of the Existing Term Loan Agreement.

(b)    Schedules 2.01,5.13 and 5.24(a)-(c) to the Existing Term Loan Agreement is hereby amended to be supplemented with the information set forth on Schedule 2.01, 5.13 and 5.24(a)-(c) attached hereto.

3.            Conditions Precedent. This Amendment shall become effective upon the satisfaction of the following conditions:

(a)      Receipt by the Administrative Agent of counterparts of this Amendment duly executed by the Borrowers, the Guarantors, the Administrative Agent, the Required Lenders, the Voting Participants and each Lender with a Term Loan Q Commitment and Term Loan R Commitment;

(b)        Receipt by the Administrative Agent of the following:

(i)    a certificate of each Loan Party dated as of the Seventh Amendment Effective Date signed by a Responsible Officer of such Loan Party (A) certifying and attaching the resolutions adopted by such Loan Party approving or consenting to the Term Loan Q and Term Loan R, as well as a such documents and certifications as the Administrative Agent may reasonably require to evidence that each Loan Party is duly organized or formed, and is validly existing, in good standing and qualified to engage in business in the jurisdiction of its incorporation or organization and (B) certifying that, before and after giving effect to the Term Loan Q and Term Loan R, (x) the representations and warranties contained in Article V of the Amended Term Loan Agreement and the other Loan Documents are true and correct as of such date, and except that for purposes hereof, the representations and warranties contained in subsections (a) and (b) of Section 5.01 of the Amended Term Loan Agreement shall be deemed to refer to the most recent financial statements furnished pursuant to subsections (a) and (b), respectively, of Section 6.01 of the Amended Term Loan Agreement, and (y) no Default exists;

(ii)    a Note executed by each of the Borrowers in favor of each Lender requesting a Note for the Term Loan Q and Term Loan R;

(iii)    an executed Joinder Agreement from Horizon Merger Sub 2022, LLC; and

(iv)    (A) a legal opinion of Michele L. Tyler, Vice President, General Counsel and Corporate Secretary of the Borrowers and Guarantors, and (B) a legal opinion of Perkins Coie LLP, special counsel to the Borrowers, in each case dated as of the Seventh Amendment Effective Date and in form and substance reasonably satisfactory to the Administrative Agent.

(c)      CatchMark Merger. Receipt by the Administrative Agent of (i) the fully executed CatchMark Merger Agreement evidencing the Merger of CatchMark into Horizon Merger Sub 2022, LLC, certified by the Borrowers to be true and correct as of the Seventh Amendment Effective Date, (ii) evidence that all shareholder approvals required with respect to the CatchMark Merger have been obtained, and that the CatchMark Merger has received preliminary approval from the regulatory authorities of the State of Maryland and (iii) evidence that the CatchMark Merger will occur in accordance with the terms of the CatchMark Merger Agreement, substantially simultaneously with the Seventh Amendment Effective Date.

(d)      The payment by the Borrowers of all fees and expenses due and payable as of the Seventh Amendment Effective Date, including the reasonable out-of-pocket costs and expenses of the Administrative Agent and the reasonable fees and expenses of Moore & Van Allen PLLC, special counsel to the Administrative Agent.

4.        Representations and Warranties. The Loan Parties hereby, jointly and severally, represent and warrant that:

(a)      the representations and warranties contained in Article V of the Amended Term Loan Agreement are true and correct on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they were true and correct as of such earlier date, and except that for purposes hereof, the representations and warranties contained in Sections 5.01(a) and (b) of the Amended Term Loan Agreement shall be deemed to refer to the most recent statements furnished pursuant to clauses (a) and (b), respectively, of Section 6.01 of the Amended Term Loan Agreement,

(b)      no Default exists under the Amended Term Loan Agreement on and as of the date hereof and after giving effect to this Amendment,

(c)      this Amendment has been duly executed and delivered by each Loan Party and constitutes a legal, valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d)      this Amendment constitutes the legal, valid and binding obligation of each Loan Party, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(e)      the execution, delivery and performance of this Amendment by each Loan Party will not: (i) contravene the terms of any provision of its articles or certificate of incorporation or bylaws or other organizational or governing documents of such Loan Party; (ii) violate, contravene or materially conflict with any Law or any other law, regulation (including, without limitation, Regulation U or Regulation X), order, writ, judgment, injunction, decree or permit applicable to it, (iii) violate, contravene or conflict with contractual provisions of, or cause an event of default under, any material indenture, loan agreement, mortgage, deed of trust, contract or other agreement or instrument to which it is a party or by which it may be bound or (iv) result in or require the creation of any Lien upon or with respect to its properties.

5.        No Other Changes; Ratification. Except as expressly modified or waived hereby, all of the terms and provisions of the Amended Term Loan Agreement (including the schedules and exhibits thereto) and the other Loan Documents shall remain in full force and effect. The term “this Agreement” or “Term Loan Agreement” and all similar references as used in each of the Loan Documents shall hereafter mean the Amended Term Loan Agreement as amended by this Amendment. Except as herein specifically agreed, the Amended Term Loan Agreement is hereby ratified and confirmed and shall remain in full force and effect according to its terms.

6.        Counterparts; Facsimile/Email. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and it shall not be necessary in making proof of this Amendment to produce or account for more than one such counterpart. Delivery of an executed counterpart of this Amendment by telecopy or electronic mail by any party hereto shall be effective as such party’s original executed counterpart.

7.        Loan Modification. By its execution of this Amendment, the Borrowers hereby authorize the Administrative Agent to consider this Amendment its application for loan modification on the terms and conditions set forth herein.

8.        Governing Law. This Amendment shall be deemed to be a contract made under, and for all purposes shall be construed in accordance with, the laws of the State of New York.

9.        Entirety. This Amendment and the other Loan Documents embody the entire agreement between the parties and supersede all prior agreements and understandings, if any, relating to the subject matter hereof. These Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no oral agreements between the parties.

10.        Loan Document. This Amendment is a Loan Document.

SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

BORROWERS:	POTLATCHDELTIC CORPORATION,
a Delaware corporation

	By:	/s/ Jerald W. Richards

Name:	Jerald W. Richards
Title:	Vice President and Chief Financial Officer

POTLATCHDELTIC FOREST HOLDINGS, INC.,
a Delaware corporation

By:	/s/ Jerald W. Richards

Name:	Jerald W. Richards
Title:	Vice President and Chief Financial Officer

POTLATCHDELTIC LAND & LUMBER, LLC,
a Delaware limited liability company

By:	/s/ Jerald W. Richards

Name:	Jerald W. Richards
Title:	Vice President and Chief Financial Officer

GUARANTORS:	POTLATCHDELTIC TIMBER, LLC,
a Delaware limited liability company

	By:	/s/ Jerald W. Richards

Name:	Jerald W. Richards
Title:	Vice President and Chief Financial Officer

POTLATCH TIMBERLANDS, LLC,
a Delaware limited liability company

By:	/s/ Jerald W. Richards

Name:	Jerald W. Richards
Title:	Vice President and Chief Financial Officer

POTLATCH LAKE STATES TIMBERLANDS, LLC
a Delaware limited liability company

By:	/s/ Jerald W. Richards

Name:	Jerald W. Richards
Title:	Vice President and Chief Financial Officer

POTLATCH MINNESOTA TIMBERLANDS, LLC
a Delaware limited liability company

By:	/s/ Jerald W. Richards

Name:	Jerald W. Richards
Title:	Vice President and Chief Financial Officer

POTLATCHDELTIC MANUFACTURING, LLC
an Arkansas limited liability company

By:	/s/ Jerald W. Richards

Name:	Jerald W. Richards
Title:	Vice President and Chief Financial Officer

HORIZON MERGER SUB 2022, LLC,
a Delaware limited liability company

By:	/s/ Jerald W. Richards

Name:	Jerald W. Richards
Title:	Vice President and Chief Financial Officer

ADMINISTRATIVE AGENT
AND LENDERS:	NORTHWEST FARM CREDIT SERVICES, PCA, as Administrative Agent and a Lender

	By:	/s/ Ryan Stipe
	Name:	Ryan Stipe
	Title:	Relationship Manager, VP – Forest Products

AMERICAN AGCREDIT, PCA, as a Lender

By:	/s/ Michael J. Balok

Name:	Michael J. Balok
Title:	Vice President

VOTING PARTICIPANTS:	WESTERN AGCREDIT, PCA,
as a Voting Participant

By: /s/ Jonathan Howard
Name: Jonathan Howard
Title: Vice President

AGCOUNTRY FARM CREDIT SERVICES, FLCA,
(f/k/a FCS Commercial Finance Group, for
AgCountry Farm Credit Services, FLCA), as a Voting Participant

By:	/s/ Lisa Caswell

Name:	Lisa Caswell
Title:	Vice President

COBANK, FCB, as a Voting Participant

By:	/s/ Robert Prickett

Name: Robert Prickett
Title: Vice President

AMERICAN AGCREDIT, FLCA, as a Voting Participant

By:	/s/ Michael J. Balok
Name: Michael J. Balok
Title: Vice President

FARM CREDIT EAST, ACA, as a Voting Participant

By:	/s/ Kerri B. Sears
Name: Kerri B. Sears
Title: Vice President

FARM CREDIT MID-AMERICA, FLCA, as a Voting Participant

By:	/s/ Tabatha Hamilton
Name: Tabatha Hamilton
Title: Vice President Food and Agribusiness

COMPEER FINANCIAL, FLCA, as a Voting Participant

By:	/s/ Corey J. Waldinger
Name: Corey J. Waldinger
Title: Managing Director, Capital Markets

AGFIRST FARM CREDIT BANK, as a Voting Participant

By:	/s/ Michael Mancini Jr.
Name: Michael Mancini Jr.
Title: Senior Vice President – Capital Markets

FARM CREDIT OF NEW MEXICO, FLCA, as a Voting Participant

By:	/s/ Clarissa Shiver
Name: Clarissa Shiver
Title: VP Credit - Participations

AGRIBANK, FCB, as a Voting Participant

By:	/s/ Blake Nelson
Name: Blake Nelson
Title: Lending Officer

FARM CREDIT WEST, FLCA, as a Voting Participant

By:	/s/ Austin Taylor
Name: Austin Taylor
Title: Vice President, Capital Markets

FARM CREDIT SERVICES OF WESTERN
ARKANSAS, FLCA, as a Voting Participant

By:	/s/ Charlie McConnell
Name: Charlie McConnell
Title: SVP – Chief Lending Officer

YOSEMITE LAND BANK, FLCA, as a Voting Participant

By:	/s/ Tracy A. DeAngelo
Name: Tracy A. DeAngelo
Title: SVP – Capital Markets

FARM CREDIT SERVICES OF AMERICA, FLCA, as a Voting Participant

By:	/s/ Jeremy Gall
Name: Jeremy Gall
Title: Vice President

CAPITAL FARM CREDIT, FCB, as a Voting Participant

By:	/s/ Amy Draznin
Name: Amy Draznin
Title: Vice President

ANNEX A TO SEVENTH AMENDMENT

SECOND AMENDED AND RESTATED TERM LOAN AGREEMENT

Dated as of March 22, 2018

(as amended through September 14, 2022)

among

POTLATCHDELTIC CORPORATION,

POTLATCHDELTIC FOREST HOLDINGS, INC.

and

POTLATCHDELTIC LAND & LUMBER, LLC

as Borrowers,

Certain Material Subsidiaries of the Borrowers

from time to time party hereto

as Guarantors

NORTHWEST FARM CREDIT SERVICES, PCA

as Administrative Agent

THE LENDERS PARTY HERETO

and

NORTHWEST FARM CREDIT SERVICES, PCA

as Sole Lead Arranger and Book Manager

i

5.05	No Conflicts	78
5.06	No Default	78
5.07	Ownership; Liens	78
5.08	Indebtedness	78
5.09	Litigation	79
5.10	Taxes	79
5.11	Compliance with Law	79
5.12	ERISA	79
5.13	Corporate Structure; Capital Stock, Etc.	81
5.14	Governmental Regulations, Etc.	81
5.15	Purpose of Loans	81
5.16	Environmental Matters	82
5.17	Solvency	83
5.18	Investments	83
5.19	Disclosure	83
5.20	No Burdensome Restrictions	83
5.21	Brokers’ Fees	83
5.22	Labor Matters	83
5.23	REIT Status	83
5.24	Business Locations	84
5.25	Casualty, Etc.	84
5.26	Intellectual Property	84
5.27	Insurance	84
5.28	Anti-Corruption Laws	84

Article VI AFFIRMATIVE COVENANTS		85

6.01	Information Covenants	85
6.02	Preservation of Existence, Franchises and REIT Status	88
6.03	Books and Records	88
6.04	Compliance with Law	89
6.05	Payment of Taxes and Other Claims	89
6.06	Insurance	90
6.07	Maintenance of Property; Management of Timberlands	90
6.08	Use of Proceeds	90
6.09	Audits/Inspections	90
6.10	Financial Covenants	90
6.11	Additional Guarantors	91
6.12	Performance of Obligations	91
6.13	Timberland Valuation Updates	91
6.14	Farm Credit Equity	92
6.15	Anti-Corruption Laws	93

Article VII NEGATIVE COVENANTS		93

7.01	Indebtedness	93
7.02	Liens	95
7.03	Nature of Business	97
7.04	Consolidation, Merger, Dissolution, etc.	98

7.05	Asset Dispositions	98
7.06	Investments	99
7.07	Restricted Payments	100
7.08	Limitation on Actions with Respect to Other Indebtedness	100
7.09	Transactions with Affiliates	101
7.10	Fiscal Year; Organizational Documents	101
7.11	Limitation on Restricted Actions	102
7.12	Ownership of Subsidiaries	102
7.13	Sale Leasebacks	102
7.14	No Further Negative Pledges	102
7.15	Subsidiaries	103
7.16	Use of Proceeds	103
7.17	Sanctions	103

Article VIII EVENTS OF DEFAULT AND REMEDIES		104

8.01	Events of Default	104
8.02	Remedies Upon Event of Default	107
8.03	Application of Funds	107

Article IX ADMINISTRATIVE AGENT		108

9.01	Appointment and Authority	108
9.02	Rights as a Lender	109
9.03	Exculpatory Provisions	109
9.04	Reliance by Administrative Agent	110
9.05	Delegation of Duties	110
9.06	Resignation of Administrative Agent	110
9.07	Non-Reliance on Administrative Agent and Other Lenders	112
9.08	No Other Duties, Etc.	112
9.09	Administrative Agent May File Proofs of Claim	112
9.10	Guaranty Matters	113
9.11	ERISA	113

Article X MISCELLANEOUS		117

10.01	Amendments, Etc.	117
10.02	Notices; Effectiveness; Electronic Communication	118
10.03	No Waiver; Cumulative Remedies; Enforcement	120
10.04	Expenses; Indemnity; Damage Waiver	121
10.05	Payments Set Aside	123
10.06	Successors and Assigns	123
10.07	Treatment of Certain Information; Confidentiality	129
10.08	Right of Set-off	130
10.09	Interest Rate Limitation	130
10.10	Counterparts; Integration; Effectiveness	130
10.11	Survival of Representations and Warranties	131
10.12	Severability	131
10.13	Replacement of Lenders	131
10.14	Governing Law; Jurisdiction ; Etc.	132

10.15	Waiver of Jury Trial	133
10.16	USA PATRIOT Act	134
10.17	No Advisory or Fiduciary Responsibility	134
10.18	Electronic Execution of Assignments and Certain Other Documents	134
10.19	Most Favored Lender	135
10.20	Acknowledgment and Consent to Bail-In of EEA Financial Institutions	135
10.21	Amendment and Restatement	136

Article XI GUARANTY		138

11.01	The Guaranty	138
11.02	Obligations Unconditional	138
11.03	Reinstatement	139
11.04	Certain Additional Waivers	140
11.05	Remedies	140
11.06	Rights of Contribution	140
11.07	Guarantee of Payment; Continuing Guarantee	140
11.08	Keepwell	140

SCHEDULES

2.01	Commitments and Applicable Percentages
5.04	Required Consents, Authorizations, Notices and Filings
5.09	Litigation
5.12	ERISA
5.13	Corporate Structure; Capital Stock, Etc.
5.16	Environmental Disclosures
5.24(a)	Chief Executive Office, Etc.
5.24(b)	Timberlands
5.24(c)	Manufacturing Facilities
6.14	Farm Credit Equity Documents
7.01	Existing Indebtedness
7.02	Existing Liens
7.06	Existing Investments
10.02	Administrative Agent’s Office, Certain Addresses for Notices

EXHIBITS

Form of

A	Note
B	Compliance Certificate
C	Assignment and Assumption
D	Joinder Agreement
E	U.S. Tax Compliance Certificates

v

SECOND AMENDED AND RESTATED TERM LOAN AGREEMENT

This SECOND AMENDED AND RESTATED TERM LOAN AGREEMENT (“Agreement”) is entered into as of March 22, 2018 among (i) POTLATCHDELTIC CORPORATION (f/k/a Potlatch Corporation), a Delaware corporation and a REIT (“PotlatchDeltic” or the “Company”), (ii) POTLATCHDELTIC FOREST HOLDINGS, INC. (f/k/a Potlatch Forest Holdings, Inc.), a Delaware corporation (“Potlatch Forest”), (iii) POTLATCHDELTIC LAND & LUMBER, LLC, (f/k/a Potlatch Land & Lumber, LLC) a Delaware limited liability company (“Potlatch Land & Lumber”), (collectively, the “Borrowers” and each individually, a “Borrower”), (iv) certain Material Subsidiaries of the Borrowers from time to time party hereto as guarantors (the “Guarantors”), (v) each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”), and (vi) NORTHWEST FARM CREDIT SERVICES, PCA (“NWFCS”), as Administrative Agent.

PRELIMINARY STATEMENTS

WHEREAS, an Amended and Restated Credit Agreement dated as of December 5, 2014 was entered into among the Borrowers, the Guarantors party thereto, the Lenders party thereto and Northwest Farm Credit Services, PCA as Administrative Agent (as amended by that certain First Amendment to Amended and Restated Term Loan Agreement dated as of February 29, 2016, the “Existing Term Loan Agreement”);

WHEREAS, pursuant to the Agreement and Plan of Merger dated as of October 22, 2017 (the “Merger Agreement”), Deltic Timber Corporation (“Deltic”) merged (the “Merger”) with and into PotlatchDeltic Timber, LLC (f/k/a Portland Merger, LLC), a Delaware limited liability company (“Potlatch Timber”), which is a wholly owned Subsidiary of the Company, with Potlatch Timber continuing as the surviving company, and a wholly owned Subsidiary of the Company;

WHEREAS, Deltic was the borrower under that certain Term Loan Credit Agreement dated as of August 27, 2015 among Deltic, the lenders from time to time party thereto and American AgCredit, PCA, as administrative agent (the “Deltic Term Loan Agreement”) pursuant to which $100,000,000 in term loans were made to Deltic (the “Deltic Term Loan”);

WHEREAS, concurrently with the effectiveness of the Merger, the Borrowers assumed, on a joint and several basis, Deltic’s obligations as a borrower with respect to the Deltic Term Loan under the Deltic Term Loan Agreement;

WHEREAS, prior to the effectiveness of this Agreement, American AgCredit, PCA assigned (a) its role as administrative agent under the Deltic Term Loan Agreement and (b) a portion of the Deltic Term Loan, to NWFCS;

WHEREAS, the Borrowers, NWFCS, as administrative agent under both the Deltic Term Loan Agreement and hereunder, and the lenders and voting participants under the Deltic Term Loan Agreement desire to continue the Deltic Term Loan as “Term Loan J” hereunder, and to amend and restate the Deltic Term Loan Agreement and other loan documents evidencing the Deltic Term Loan with this Agreement;

WHEREAS, the Borrowers have also requested that the Lenders amend and restate the Existing Term Loan Agreement, provide two additional term loan facilities to the Borrowers, and continue the Deltic Term Loan as Term Loan J hereunder, and the Lenders have indicated their willingness to so modify and lend, in each case on terms and subject to the conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

1.01    Defined Terms.

As used in this Agreement, the following terms shall have the meanings set forth below:

“Acquisition”, by any Person, means the acquisition by such Person of (i) timber or timberlands or (ii) all of the Capital Stock or all or substantially all of the Property of another Person or a division or business unit thereof, whether or not involving a merger or consolidation with such other Person.

“Administrative Agent” means NWFCS in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify the Administrative Borrower and the Lenders.

“Administrative Borrower” means PotlatchDeltic.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” shall mean (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto. Without limiting the generality of the foregoing, a Person shall be deemed to be Controlled by another Person if such other Person possesses, directly or indirectly, power to vote 10% or more of the securities having ordinary voting power for the election of directors, managing general partners or the equivalent.

“Agreement” means this Term Loan Agreement.

“Applicable Percentage” means with respect to any Lender at any time, and with respect to such Lender’s Term Loan J Commitment the percentage (carried out to the ninth decimal place) of the aggregate amount of all such Commitments represented by such Lender’s Commitment at such time, subject to adjustment as provided in Section 2.15. If the Commitment of each Lender to make Loans has been terminated, then the Applicable Percentage of each Lender shall be determined based on the Applicable Percentage of such Lender most recently in effect, giving effect to any subsequent assignments. The initial Applicable Percentage of each Lender is set forth opposite the name of such Lender on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

“Applicable Rate” means, with respect to:

(a)        [reserved].

(b)        [reserved].

(c)        [reserved].

(d)        [reserved].

(e)        the Term Loan F, the fixed rate of 4.29% per annum.

(f)        the Term Loan G, the fixed rate of 4.49% per annum.

(g)        the Term Loan H, the fixed rate of 4.64% per annum.

(h)        the Term Loan I, 3-month LIBOR plus 2.15% per annum.

(i)        the Term Loan J, the fixed rate of 4.05% per annum.

(j)        the Term Loan K, (i) with respect to the initial interest period beginning on the Restatement Date and ending on April 1, 2018, LIBOR plus 1.95% per annum and (ii) thereafter, 1-month LIBOR plus 1.95% per annum.

(k)        the Term Loan L, (i) with respect to the initial interest period beginning on the Restatement Date and ending on April 1, 2018, LIBOR plus 1.95% per annum and (ii) thereafter, 1-month LIBOR plus 1.95% per annum.

(l)        the Term Loan M, (i) with respect to the initial interest period beginning on the First Amendment Effective Date and ending on February 1, 2019, LIBOR plus 1.85% per annum and (ii) thereafter, 1-month LIBOR plus 1.85% per annum.

(m)        the Term Loan N, 1-month LIBOR plus 1.85% per annum.

(n)        the Term Loan O, 1-month LIBOR plus 2.10% per annum.

(o)        the Term Loan P, 1-month LIBOR plus 2.10% per annum.

(p)        The Term Loan Q, 1-month Term SOFR plus 2.00% per annum.

(q)      The Term Loan R, 1-month Term SOFR plus 2.00% per annum.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arranger” means NWFCS in its capacity as sole lead arranger and sole book manager.

“Asset Disposition” means any disposition (including pursuant to a Sale and Leaseback Transaction) of any or all of the Property (including without limitation the Capital Stock of a Subsidiary) of any Consolidated Party whether by sale, lease, licensing, transfer or otherwise, but other than pursuant to any casualty or condemnation event; provided, however, that (i) the term “Asset Disposition” shall be deemed to include any “Asset Sale” (or any comparable term) under, and as defined in the documents evidencing or governing any Subordinated Indebtedness and (ii) the term “Asset Disposition” shall not include (a) an Equity Issuance, (b) the sale of conservation easements or other easements on Timberlands which, individually or in the aggregate, do not impair the value of the Timberlands as commercial timberlands in any material respect or materially detract from the use of the Timberlands, in each case taken as a whole, as such or the sale of inventory, electricity, timber or other assets, each in the ordinary course of business (other than a sale of a fee interest in Timberlands) and (c) the exchange of Property for similar or like-kind Property in connection with an exchange under Section 1031 of the Code.

“Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 10.06(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit C or any other form (including electronic documentation generated by MarkitClear or other electronic platform) approved by the Administrative Agent.

“Attorney Costs” means and includes all reasonable fees, expenses and disbursements of any law firm or other external counsel and, without duplication, the allocated cost of internal legal services and all out-of-pocket expenses and disbursements of internal counsel.

“Attributable Indebtedness” means, on any date, (a) any Capital Lease, and (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease were accounted for as a Capital Lease.

“Audited Financial Statements” means the audited consolidated balance sheets of PotlatchDeltic and its Subsidiaries as of December 31, 2016 and 2017, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the three years ended December 31, 2017 of PotlatchDeltic and its Subsidiaries, including the notes thereto, included in PotlatchDeltic’s annual report on Form 10-K for the year ended December 31, 2017.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Code” means Title 11, U.S.C.A., as amended from time to time or any successor statute thereto.

“Base Rate” means, for any day, the greater of (a) the per annum interest rate equal to the sum of the prime base rate charged on loans at Citibank, N.A. in effect on such day or one Business Day later, as determined by the Administrative Agent in its sole discretion (or, if such rate ceases to be published, as quoted from other generally available and recognizable source as Administrative Agent may reasonably select) or (b) the sum of the Federal Funds Rate plus 0.50%. Any changes in the Base Rate due to a change in such Prime Rate or the Federal Funds Rate shall be effective on the effective date of such change in such Prime Rate or the Federal Funds Rate.

“Beneficial Ownership Certification” shall mean a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” shall mean 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Borrower Materials” has the meaning specified in Section 6.01.

“Borrowers” means PotlatchDeltic, Potlatch Forest and Potlatch Land & Lumber and “Borrower” means any one of them.

“Borrowing” means the borrowing of a Term Loan pursuant to Section 2.01.

“Business Day” means any day the Administrative Agent is open for business in Spokane, Washington, except it shall not include Saturday, Sunday or a day that commercial banks in Spokane, Washington are closed and, (x) if such day relates to any LIBOR Loan, means any such day that is also a London Banking Day and (y) if such day relates to any Term SOFR Loan, means any such day that is also a U.S. Government Securities Business Day.

“Capital Lease” means, as applied to any Person, any lease of any Property (whether real, personal or mixed) by that Person as lessee which, in accordance with GAAP, is required to be accounted for as a capital lease on the balance sheet of that Person.

“Capital Stock” means (i) in the case of a corporation, capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of a partnership, partnership interests (whether general or limited), (iv) in the case of a limited liability company, membership interests and (v) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means, as at any date, (a) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than twelve (12) months from the date of acquisition, (b) Dollar denominated time deposits and certificates of deposit of (i) any Lender, (ii) any domestic commercial bank of recognized standing having capital and surplus in excess of $500,000,000 or (iii) any bank whose short-term commercial paper rating from S&P is at least A-2 or the equivalent thereof or from Moody’s is at least P-2 or the equivalent thereof (any such bank being an “Approved Bank”), in each case with maturities of not more than 270 days from the date of acquisition, (c) commercial paper and variable or fixed rate notes issued by any Approved Bank (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by, any domestic corporation rated A-2 (or the equivalent thereof) or better by S&P or P-2 (or the equivalent thereof) or better by Moody’s and maturing within six (6) months of the date of acquisition, (d) repurchase agreements entered into by any Person with a bank or trust company (including any of the Lenders) or recognized securities dealer having capital and surplus in excess of $500,000,000 for direct obligations issued by or fully guaranteed by the United States in which such Person shall have a perfected first priority security interest (subject to no other Liens) and having, on the date of purchase thereof, a fair market value of at least 100% of the amount of the repurchase obligations and (e) Investments, classified in accordance with GAAP as current assets, in money market investment programs registered under the Investment Company Act of 1940, as amended, which are administered by reputable financial institutions having capital of at least $500,000,000 and the portfolios of which are limited to Investments of the character described in the foregoing subdivisions (a) through (d).

“CatchMark” means CatchMark Timber Trust, Inc., a Maryland corporation.

“CatchMark Merger” has the meaning given to such term in the Seventh Amendment.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Change of Control” means the occurrence of any of the following: (i) any “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934) becomes the “beneficial owner” (as defined in Rule l3d-3 under the Securities Exchange Act of 1934) of more than 35% of then outstanding Voting Stock of PotlatchDeltic measured by voting power rather than the number of shares; provided, however, that for the purposes hereof any Person shall not be deemed to be a “beneficial owner” (as defined in Rule l3d-3 under the Securities Exchange Act of 1934) of shares tendered pursuant to a tender offer or exchange offer paid by or on behalf of that Person or any Affiliate of that Person until the tendered shares are accepted for purchase or exchange and, provided further, however, that no Person who is a “beneficial owner” of Voting Stock of PotlatchDeltic as of the Restatement Date (an “Existing Holder”) or a Permitted Transferee (as hereinafter defined) (collectively a “Permitted Holder”) shall be deemed to have become the “beneficial owner” of Voting Stock of PotlatchDeltic, as a result of the formation of a “syndicate” or “group” (each within the meaning of Section l3d-3 of the Securities Exchange Act of 1934) with one or more other Permitted Holders to the extent of the Voting Stock of PotlatchDeltic as to which such other Permitted Holder or Permitted Holders is a “beneficial owner” as of the Restatement Date; (ii) any Borrower shall merge or consolidate with any Person other than in a transaction permitted under Section 7.04; (iii) Continuing Directors shall fail to constitute a majority of the members of the board of directors of PotlatchDeltic; (iv) any Asset Disposition shall be made that (of itself or when combined with any or all other Asset Dispositions) constitutes a sale of all or substantially all of the assets of the Borrowers and their Subsidiaries, taken as a whole; (v) any event shall occur that constitutes a “Change of Control” (or any comparable term) under, and as defined in, the documents evidencing or governing any Subordinated Indebtedness; (vi) any event shall occur that requires any Borrower or any Subsidiary to repay, redeem, or repurchase (or to offer to repay, redeem or repurchase) any Indebtedness outstanding in a principal amount in excess of $50,000,000 by reason of any change of ownership or control affecting a Borrower or such Subsidiary; or (vii) PotlatchDeltic shall fail to own, directly or indirectly, 100% of the Voting Stock of each other Borrower and each Guarantor. For the purposes hereof, “Permitted Transferee” shall mean any direct or indirect transferee of Voting Stock of the Borrowers from an Existing Holder (1) by gift, bequest, distribution from (or deposit into) a trust or other transfer without consideration, (2) by succession or testamentary disposition upon death or (3) to a spouse or former spouse pursuant to an agreement for division of community property or other property settlement agreement in connection with a marital dissolution or legal separation. A Permitted Transferee shall be deemed to be the “beneficial owner” of any such Voting Stock as of the Restatement Date.

“Code” means the Internal Revenue Code of 1986, as amended, and all regulations and formal guidance issued thereunder.

“Commitment” means, with respect to each Lender, its Term Loan K Commitment, Term Loan L Commitment and/or any Incremental Term Loan Commitment and/or Term Loan M Commitment and/or Term Loan N Commitment and/or Term Loan O Commitment and/or Term Loan P Commitment and/or Term Loan Q Commitment and/or Term Loan R Commitment, as applicable.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Company” has the meaning specified in the introductory paragraph hereto.

“Company Owned Life Insurance” means the cash value of life insurance policies owned by one or more of the Borrowers, net of any applicable loans outstanding under such policies.

“Compliance Certificate” means a certificate substantially in the form of Exhibit B.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated EBITDDA” means, as of any date for the four fiscal quarter period ending on such date with respect to the Consolidated Parties on a consolidated basis, the sum of (i) Consolidated Net Income, plus (ii) an amount which, in the determination of Consolidated Net Income for such period, has been deducted for (A) Consolidated Interest Expense, (B) income taxes, (C) depreciation, depletion and amortization expense, (D) any prepayment penalty, make whole premium or loss associated with the Repayment of any Indebtedness permitted hereunder and (E) non-cash equity compensation expense, plus (iii) the cost basis of any Timberlands and real estate sold.

“Consolidated Interest Expense” means, as of any date for the four fiscal quarter period ending on such date with respect to the Consolidated Parties on a consolidated basis, cash interest expense (including the amortization of issue costs, debt discount and premium, the interest component under Capital Leases and the implied interest component under Synthetic Lease Obligations) net of interest income, all as determined in accordance with GAAP.

“Consolidated Leverage Ratio” means Consolidated Total Funded Indebtedness to Total Asset Value.

“Consolidated Net Income” means, as of any date for the four fiscal quarter period ending on such date with respect to the Consolidated Parties on a consolidated basis, net income (excluding (i) extraordinary items and (ii) non-cash, non-recurring items) after interest expense, income taxes, depreciation, depletion and amortization expense, all as determined in accordance with GAAP.

“Consolidated Parties” means a collective reference to the Borrowers and their Subsidiaries, and “Consolidated Party” means any one of them.

“Consolidated Parties Pro Rata Share” means, with respect to any Investment Affiliate, the percentage of the total equity ownership interests held by the Consolidated Parties in the aggregate, in such Investment Affiliate, determined by calculating the greater of (i) the percentage of the issued and outstanding stock, partnership interests or membership interests in such Investment Affiliate held by the Consolidated Parties in the aggregate and (ii) the percentage of the total book value of such Investment Affiliate that would be received by the Consolidated Parties in the aggregate, upon liquidation of such Investment Affiliate after repayment in full of all Indebtedness of such Investment Affiliate.

“Consolidated Timberland Value” means, as of any date of determination with respect to the Timberlands, but excluding any Timberlands subject to a Lien (excluding Permitted Liens but including Liens arising pursuant to Section 7.02(u)), the sum of (a) the aggregate value of such Timberlands as indicated in the most recently delivered Timberland Valuation Update, minus (b) the aggregate value of any such Timberlands that have been disposed of in accordance with Section 7.05(e) hereof, which value shall be determined by multiplying the average price per acre for the Timberlands located in the state in which such disposed Timberlands were located as indicated in the most recently delivered Timberland Valuation Update by the acreage that was disposed since the date of the most recently delivered Timberland Valuation Update, plus (c) in the case of any such newly acquired Timberlands, the value of such newly acquired Timberlands, which value shall be determined based on a Timberland Valuation Update for such additional Timberlands, or if no Timberland Valuation Update for such additional Timberlands is available, then such value shall be deemed to be the price paid by the Borrowers or a member of the Consolidated Parties.

“Consolidated Total Funded Indebtedness” means, as of any date of determination, Funded Indebtedness of the Consolidated Parties on a consolidated basis.

“Construction in Progress” means, as of any date, (a) the construction of a new operating facility or (b) an expansion with greater than $10,000,000.00 of capital expenditures to an existing operating facility.

“Continuing Directors” means the directors of PotlatchDeltic on the Restatement Date, and each other director whose election by the board of directors of PotlatchDeltic or whose nomination for election by the stockholders of PotlatchDeltic was approved by a vote of at least a majority of the directors who were either directors on the Restatement Date or whose election or nomination for election was previously so approved by directors who were Continuing Directors.

“Control” has the meaning specified in the definition of “Affiliate.”

“Covered Party” has the meaning specified in Section 10.23.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Debt Rating” means, as of any date of determination, the rating as determined by either S&P, Moody’s or Fitch of the Company’s non-credit enhanced, senior unsecured long-term debt.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Rate” means an interest rate equal to the Applicable Rate for each Term Loan plus 2% per annum.

“Defaulting Lender” means, subject to Section 2.15(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrowers in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within two Business Days of the date when due, (b) has notified the Borrowers and the Administrative Agent in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Administrative Agent or the Borrowers, to confirm in writing to the Administrative Agent and the Borrowers that they will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrowers), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (iii) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above, and of the effective date of such status, shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender as of the date established therefor by the Administrative Agent in a written notice of such determination, which shall be delivered by the Administrative Agent to the Borrowers and each other Lender promptly following such determination.

“Deltic Term Loan Agreement” has the meaning specified in the preliminary statements to this Agreement.

“Designated Jurisdiction” means any country or territory to the extent such country or territory itself is the subject of any Sanction.

“Designated Person” has the meaning specified in Section 7.17.

“Dollar” and “$” mean lawful money of the United States.

“Domestic Subsidiary” means any Subsidiary that is organized under the laws of any political subdivision of the United States.

“EEA Financial Institution” means (a) Any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 10.06(b)(iii) and (v) (subject to such consents, if any, as may be required under Section 10.06(b)(iii)).

“Environmental Laws” means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of a Borrower, any other Loan Party or any of their respective Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Issuance” means any issuance by any Consolidated Party to any Person of (a) shares of its Capital Stock, (b) any shares of its Capital Stock pursuant to the exercise of options or warrants, (c) any shares of its Capital Stock pursuant to the conversion of any debt securities to equity or (d) any options or warrants relating to its Capital Stock. The term “Equity Issuance” shall be deemed not to include (i) any Asset Disposition or (ii) issuances pursuant to (x) employee plans of the Borrowers that are in place as of the Restatement Date to the extent such issuances are permitted pursuant to the documentation governing those plans as in effect as of the Restatement Date or (y) new or amended employee plans of the Borrowers to the extent such issuances are consistent with past practices of the Borrowers.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with a Borrower within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by a Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by a Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a plan amendment as a termination under Sections 4041 or 4041A of ERISA with respect to, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon a Borrower or any ERISA Affiliate.

“Erroneous Payment” has the meaning specified in Section 9.12.

“Erroneous Payment Deficiency Assignment” has the meaning specified in Section 9.12.

“Erroneous Payment Impacted Class” has the meaning specified in Section 9.12.

“Erroneous Payment Return Deficiency” has the meaning specified in Section 9.12.

“EU Bail-In Legislation” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Default” has the meaning specified in Section 8.01.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guaranty of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason not to constitute an “eligible contract participant” as defined in the Commodity Exchange Act (determined after giving effect to Section 11.08 and any other “keepwell, support or other agreements” for the benefit of such Guarantor) at the time the Guaranty of, or the grant of such security interest by, such Guarantor becomes effective with respect to such related Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guaranty or grant of security interest is or becomes illegal.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to any Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrowers under Section 10.13) or (ii) such Lender changes its Lending Office, except in each case to the extent that, pursuant to Section 3.01(a)(ii) or (c), amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its Lending Office, (c) Taxes attributable to such Recipient’s failure to comply with Section 3.01(e) and (d) any U.S. federal withholding Taxes imposed pursuant to FATCA.

“Existing LIBOR Loan” means any LIBOR Loan other than the Term Loan P.

“Existing Term Loan” means any Term Loan that is not the Term Loan P, Term Loan Q or Term Loan R.

“Existing Term Loan Agreement” has the meaning specified in the introductory paragraph.

“Farm Credit Administration” means that certain agency known as the Farm Credit Administration that derives its authority from the Farm Credit Act of 1971, as amended.

“Farm Credit Equities” has the meaning specified in Section 6.14(b).

“Farm Credit Lender” means a lending institution organized and existing pursuant to the provisions of the Farm Credit Act of 1971 and under the regulation of the Farm Credit Administration.

“Farm Credit System” means any lending institution (including any wholly-owned subsidiaries) governed by the Farm Credit Administration.

“FASB ASC” means the Accounting Standards Codification of the Financial Accounting Standards Board.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged on such day on such transactions as determined by the Administrative Agent.

“Fee Letter” means (a) the letter agreement, dated as of October 17, 2014 and amended and restated as of December 5, 2014, between the Company and the Administrative Agent, (b) the letter agreement, dated as of February 29, 2016, between the Company and the Administrative Agent, (c) the letter agreement, dated as of January 16, 2018, as amended as of the Restatement Date, between the Company and the Administrative Agent, (d) the letter agreement, dated as of January 30, 2019 between the Company and the Administrative Agent, (e) the letter agreement, dated as of December 2, 2019 between PotlatchDeltic and the Administrative Agent, (f) the letter agreement, dated as of December 1, 2020, between PotlatchDeltic and the Administrative Agent, (g) the letter agreement, dated as of December 1, 2021, between PotlatchDeltic and the Administrative Agent and (h) the letter agreement, dated as of September 14, 2022, between PotlatchDeltic and the Administrative Agent.

“Fifth Amendment” means that certain Fifth Amendment to the Agreement dated as of December 1, 2021, by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto, the Voting Participants party thereto and the Administrative Agent.

“Fifth Amendment Effective Date” means December 1, 2021.

“First Amendment Effective Date” means January 30, 2019.

“Fitch” means Fitch, Inc. and any successor thereto.

“Foreign Lender” means (a) if any Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if any Borrower is not a U.S. Person, a Lender that is resident or organized under the laws of a jurisdiction other than that in which the Borrowers are residents for tax purposes. For purposes of this definition, the United States, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“Fourth Amendment Effective Date” means December 1, 2020.

“Fourth Amendment” means that certain Fourth Amendment to the Agreement dated as of December 1, 2020, by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto, the Voting Participants party thereto and the Administrative Agent.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fully Satisfied” means, with respect to the Obligations as of any date, that, as of such date, (a) all principal of and interest accrued to such date which constitute Obligations shall have been irrevocably paid in full in cash, (b) all fees, expenses and other amounts then due and payable which constitute Obligations shall have been irrevocably paid in cash, and (c) the Commitments shall have expired or shall have been terminated in full.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

“Funded Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to Property purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations of such Person issued or assumed as the deferred purchase price of Property or services purchased by such Person (other than trade debt incurred in the ordinary course of business and due within six months of the incurrence thereof) which would appear as liabilities on a balance sheet of such Person, (e) the implied principal component of all obligations of such Person under Capital Leases, (f) the maximum amount of all performance and standby letters of credit issued or bankers’ acceptances facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed), (g) all preferred Capital Stock issued by such Person and which by the terms thereof could be (at the request of the holders thereof or otherwise) subject to mandatory sinking fund payments, redemption or other acceleration (other than as a result of a Change of Control or an Asset Disposition that does not in fact result in a redemption of such preferred Capital Stock) at any time prior to the Maturity Date, (h) the principal portion of all obligations of such Person under Synthetic Lease Obligations, (i) all obligations of such Person to repurchase any securities issued by such Person at any time prior to the Maturity Date which repurchase obligations are related to the issuance thereof, including, without limitation, obligations commonly known as residual equity appreciation potential shares, (j) the aggregate amount of uncollected accounts receivable of such Person subject at such time to a sale of receivables (or similar transaction) (whether or not such transaction would be reflected on the balance sheet of such Person in accordance with GAAP), (k) all Funded Indebtedness of others secured by (or for which the holder of such Funded Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, Property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (l) all Guarantees of such Person with respect to Funded Indebtedness of another Person and (m) the Funded Indebtedness of any partnership or unincorporated joint venture in which such Person is a general partner or a joint venturer to the extent such Indebtedness is recourse to such Person.

“GAAP” means generally accepted accounting principles in the United States that are applicable to the circumstances as of the date of determination, consistently applied.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority,

instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Granting Lender” has the meaning specified in Section 10.06(f).

“Guarantee” means, as to any Person, (a) any obligation (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection), contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any uncontested Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person. The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Guarantors” means, collectively, each Person that enters into this Agreement as a Guarantor on the Restatement Date and each other Person that subsequently becomes a Guarantor hereunder pursuant to Section 6.11 by executing a Joinder Agreement in substantially the form of Exhibit D, and “Guarantor” means any one of them. As of the Restatement Date, the Guarantors are (i) Potlatch Timber, (ii) Potlatch Timberlands, LLC, (iii) Potlatch Lake States Timberlands, LLC, (iv) Potlatch Minnesota Timberlands, LLC, (v) PotlatchDeltic Manufacturing, LLC and (vi) Del-Tin Fiber, LLC; provided that, subject to the terms of Section 5 of the Second Amendment, Del-Tin Fiber, LLC shall be released as a Guarantor hereunder.

“Guaranty” means the Guaranty made by the Guarantors in favor of the Administrative Agent, on behalf of the Lenders, pursuant to Article XI hereof.

“Hedge Bank” means any Person that, at the time it enters into a Swap Contract with a Loan Party for a Swap Contract with respect to interest on the Obligations, is a Lender, a Voting Participant, an Affiliate of a Lender or a Voting Participant, the Administrative Agent or an Affiliate of the Administrative Agent.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Incremental Term Loan” has the meaning set forth in Section 2.12(a).

“Incremental Term Loan Amendment” has the meaning set forth in Section 2.12(d).

“Incremental Term Loan Commitment” has the meaning set forth in Section 2.12(a).

“Incremental Term Loan Effective Date” has the meaning set forth in Section 2.12(b).

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person either evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to Property purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations of such Person issued or assumed as the deferred purchase price of Property or services purchased by such Person (other than trade debt incurred in the ordinary course of business and due within six months of the incurrence thereof) which would appear as liabilities on a balance sheet of such Person, (e) all obligations of such Person under take-or-pay or similar arrangements or under commodities agreements under which such Person must make payments notwithstanding the failure of the counter-party to deliver the goods or services which such counter-party is required to deliver thereunder (and, for the avoidance of doubt shall not include arrangements under which such Person must pay for capacity or availability that must be delivered or made available to entitle the counter-party to payment, notwithstanding that such Person may not use such capacity or availability), (f) the implied principal component of all obligations of such Person under Capital Leases, (g) all net obligations of such Person under Swap Contracts, (h) the maximum amount of all performance and standby letters of credit issued or bankers’ acceptances facilities created for the account of such Person and, without duplication, all drafts drawn thereunder (to the extent unreimbursed), (i) all preferred Capital Stock issued by such Person and which by the terms thereof could be (at the request of the holders thereof or otherwise) subject to mandatory sinking fund payments, redemption or other acceleration (other than as a result of a Change of Control or an Asset Disposition that does not in fact result in a redemption of such preferred Capital Stock) at any time prior to the Maturity Date, (j) the principal portion of all obligations of such Person under Synthetic Lease Obligations and other Off-Balance Sheet Liabilities (excluding Operating Leases to the extent they would otherwise be included), (k) all obligations of such Person to repurchase any securities issued by such Person at any time prior to the Maturity Date which repurchase obligations are related to the issuance thereof, including, without limitation, obligations commonly known as residual equity appreciation potential shares, (l) the aggregate amount of uncollected accounts receivable of such Person subject at such time to a sale of receivables (or similar transaction) (whether or not such transaction would be reflected on the balance sheet of such Person in accordance with GAAP), (m) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any

Lien on, or payable out of the proceeds of production from, Property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (n) all Guarantees of such Person with respect to Indebtedness of another Person and (o) the Indebtedness of any partnership or unincorporated joint venture in which such Person is a general partner or a joint venturer to the extent such Indebtedness is recourse to such Person. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of any Capital Lease or Synthetic Lease Obligation as of any date shall be deemed to be the amount of Attributable Indebtedness in respect thereof as of such date.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indemnitee” has the meaning specified in Section 10.04(b).

“Information” has the meaning specified in Section 10.07.

“Initial Funding Date” means December 19, 2012.

“Interest Coverage Ratio” means, as of the end of any fiscal quarter of the Consolidated Parties, the ratio of (a) Consolidated EBITDDA as of such date to (b) Consolidated Interest Expense as of such date.

“Interest Payment Date” means (a) with respect to the Term Loan F, Term Loan G, Term Loan H, Term Loan I, the first day of each January, April, July and October and the Maturity Date, (b) with respect to the Term Loan J, the first day of each March and September and the Maturity Date and (c) with respect to the Term Loan K, Term Loan L, Term Loan M, Term Loan N, Term Loan O, Term Loan P, Term Loan Q and Term Loan R, the first day of each month and the Maturity Date.

“Internal Control Event” means a material weakness in, or fraud that involves management or other employees who have a significant role in, any Borrower’s internal controls over financial reporting, in each case as described in the Securities Laws.

“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of capital stock or other securities of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person whether or not constituting a business unit or product line, including the purchase of timber or timberlands but excluding (i) the purchase of inventory and supplies in the ordinary course of business and (ii) any acquisition of assets to the extent such acquisition is included as a capital expenditure in accordance with GAAP. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment.

“Investment Affiliate” means any Person in which any member of the Consolidated Parties, directly or indirectly, has an ownership interest, whose financial results are not consolidated under GAAP with the financial results of the Consolidated Parties on the consolidated financial statements of the Consolidated Parties.

“Involuntary Disposition” means any loss of, damage to or destruction of, or any condemnation or other taking for public use of, any Property of any Consolidated Party.

“IRS” means the United States Internal Revenue Service.

“Joinder Agreement” means a Joinder Agreement substantially in the form of Exhibit D hereto, executed and delivered by a new Guarantor in accordance with the provisions of Section 6.11.

“Laws” means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“Lender” has the meaning specified in the introductory paragraph hereto.

“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Administrative Borrower and the Administrative Agent.

“LIBOR” means the rate per annum as of 11:00 a.m. (London time) on the day that is two (2) Business Days prior to the first day of any interest period, as determined by the Administrative Agent, at which deposits in Dollars for the relevant interest period are offered as determined by the ICE Benchmark Administration (or any successor thereto or any other readily available service selected by the Administrative Agent that has been approved by the ICE Benchmark Administration as an authorized information vendor for purposes of displaying rates); provided, that, subject to Section 3.03 in the event the ICE Benchmark Administration ceases to provide such quotations (as determined by the Administrative Agent), the foregoing rate of interest shall mean any similar successor rate designated by the Administrative Agent in its reasonable discretion. For the purposes of this Agreement, (a) the Term Loan I LIBOR Loans will have an interest period of three months, and (b) the Term Loan K, Term Loan L, Term Loan M, Term Loan N, Term Loan O and Term Loan P LIBOR Loans will have an interest period of one month (other than with respect to (x) in each case, the final interest period, which shall commence on the last Interest Payment Date prior to the applicable Maturity Date and end on the applicable Maturity Date, (y) the Term Loan N (i) for which the initial interest shall begin on the Second Amendment Effective Date and shall mature on January 1, 2020 and (ii) upon the expiration of such initial interest period, the Term Loan N shall automatically continue as another LIBOR Loan having an interest period of one month) and LIBOR will reset on each Interest Payment Date. Notwithstanding the foregoing, if LIBOR shall be less than zero, such rate shall be deemed zero for the purposes of this Agreement; provided that, solely with respect to the Term Loan I, Term Loan K, Term Loan L, Term Loan M, Term Loan N, Term Loan O and Term Loan P, LIBOR may be less than zero so long as there is a corresponding Swap Contract in place relating to such Term Loan I, Term Loan K, Term Loan L, Term Loan M, Term Loan N, Term Loan O or Term Loan P as applicable, that does not have a floor of zero (and the Borrowers hereby agree to provide the Administrative Agent of prompt written notification of the termination of any such corresponding Swap Contract).

“LIBOR Loans” means the Term Loan I, Term Loan K, Term Loan L, Term Loan M, Term Loan N, Term Loan O and Term Loan P and any other Loans for which Applicable Rate is determined with 3-month or 1-month LIBOR.

“LIBOR Successor Rate” has the meaning specified in Section 3.03(b)(iii).

“LIBOR Successor Rate Conforming Changes” means, with respect to any proposed LIBOR Successor Rate, any conforming changes to the definition of Base Rate, interest period, timing and frequency of determining rates and making payments of interest and other administrative matters as may be appropriate, in the discretion of the Administrative Agent, to reflect the adoption of such LIBOR Successor Rate and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such LIBOR Successor Rate exists, in such other manner of administration as the Administrative Agent determines in consultation with the Borrowers).

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), other security interest or charge (including any conditional sale or other title retention agreement, and any financing lease having substantially the same economic effect as any of the foregoing, but excluding operating leases).

“Loan” means Term Loan F, Term Loan G, Term Loan H, Term Loan I, Term Loan J, Term Loan K, Term Loan L, Term Loan M, Term Loan N, Term Loan O, Term Loan P, Term Loan Q, Term Loan R and/or any Incremental Term Loan, as applicable.

“Loan Documents” means this Agreement, each Note, each Joinder Agreement, the Fee Letter and all other documents delivered to or by the Administrative Agent or the Lenders in connection herewith or therewith.

“Loan Parties” means, collectively, the Borrowers and each Guarantor.

“London Banking Day” means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

“Manufacturing Facilities” means the forest products manufacturing facilities owned from time to time by the Loan Parties.

“Material Adverse Effect” means (a) a material adverse effect upon the operations, business, assets, properties, liabilities (actual or contingent) or condition (financial or otherwise) of the Borrowers or the Borrowers and their Subsidiaries taken as a whole; (b) a material impairment of the ability of the Borrowers or the Borrowers and their Subsidiaries taken as a whole to perform their material obligations under any Loan Document to which they are a party; or (c) a material adverse effect upon the material rights and remedies of the Administrative Agent and the Lenders under the Loan Documents.

“Material Subsidiary” means as of any date of determination any Subsidiary, that together with its Subsidiaries on a consolidated basis, accounts for (or to which may be attributed) 5% or more of the Total Asset Value of the Consolidated Parties.

“Maturity Date” means, with respect to:

(a)        [reserved];

(b)        [reserved];

(c)        [reserved];

(d)        [reserved];

(e)        the Term Loan F, December 1, 2022;

(f)        the Term Loan G, December 1, 2023;

(g)        the Term Loan H, November 1, 2024;

(h)        the Term Loan I, February 1, 2026;

(i)        the Term Loan J, August 27, 2025;

(j)        the Term Loan K, March 22, 2028;

(k)        the Term Loan L, March 22, 2028;

(l)        the Term Loan M, January 1, 2029;

(m)      the Term Loan N, November 1, 2029;

(n)        the Term Loan O, November 1, 2030;

(o)        the Term Loan P, November 1, 2031;

(p)        the Term Loan Q, September 1, 2027;

(q)        the Term Loan R, September 1, 2030.

“Merger” has the meaning specified in the Preliminary Statements to this Agreement.

“Merger Agreement” has the meaning specified in the Preliminary Statements to this Agreement.

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA and subject to Title IV of ERISA, to which any Borrower or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

“Multiple Employer Plan” means a Plan (other than a Multiemployer Plan) which any Consolidated Party or any ERISA Affiliate and at least one employer other than the Consolidated Parties or any ERISA Affiliate are contributing sponsors.

“Net Cash Proceeds” means the aggregate cash or Cash Equivalents proceeds received by any Consolidated Party in respect of any Asset Disposition, net of (a) direct costs (including, without limitation, legal, accounting and investment banking fees, and sales commissions), (b) taxes paid or payable as a result thereof and (c) the amount necessary to Repay any Indebtedness either secured by a Permitted Lien on the related Property or incurred in connection with the Property that is included in such Asset Disposition; it being understood that “Net Cash Proceeds” shall include, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received by any such Consolidated Party in any Asset Disposition. In addition, the “Net Cash Proceeds” of any Asset Disposition shall include any other amounts which constitute “Net Proceeds” (or any comparable term) of such transaction under, and as defined in the documents evidencing or governing any Subordinated Indebtedness.

“Non-Consenting Lender” means any Lender that does not approve any consent, waiver or amendment that (i) requires the approval of all Lenders or all affected Lenders in accordance with the terms of Section 10.01 and (ii) has been approved by the Required Lenders.

“Note” means a promissory note made by the Borrowers in favor of a Lender evidencing Loans made by such Lender, substantially in the form of Exhibit A.

“NWFCS” has the meaning specified in the introductory paragraph hereto.

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party (other than any Excluded Swap Obligation) arising under (i) any Loan Document or otherwise with respect to any Term Loan and (ii) any Swap Contract with a Hedge Bank, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury of the United States of America.

“Off-Balance Sheet Liabilities” means, with respect to any Person as of any date of determination thereof, without duplication and to the extent not included as a liability on the consolidated balance sheet of such Person and its Subsidiaries in accordance with GAAP: (a) with respect to any asset securitization or similar transaction (including any accounts receivable purchase facility) (i) the unrecovered investment of purchasers or transferees of assets so transferred and (ii) any other payment, recourse, repurchase, hold harmless, indemnity or similar obligation of such Person or any of its Subsidiaries in respect of assets transferred or payments made in respect thereof, other than limited recourse provisions that are customary for transactions of such type and that neither (x) have the effect of limiting the loss or credit risk of such purchasers or transferees with respect to payment or performance by the obligors of the assets so transferred nor (y) impair the characterization of the transaction as a true sale under applicable Laws (including Debtor Relief Laws); or (b) the monetary obligations under any financing lease (excluding any operating lease) or so-called “synthetic,” tax retention or off-balance sheet lease transaction which, upon the application of any Debtor Relief Law to such Person or any of its Subsidiaries, would be characterized as indebtedness; or (c) the monetary obligations under any sale and leaseback transaction which does not create a liability on the consolidated balance sheet of such Person and its Subsidiaries; or (d) any other monetary obligation arising with respect to any other transaction which (i) upon the application of any Debtor Relief Law to such Person or any of its Subsidiaries, would be characterized as indebtedness or (ii) is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheet of such Person and its Subsidiaries (for purposes of this clause (d), any transaction structured to provide tax deductibility as interest expense of any dividend, coupon or other periodic payment will be deemed to be the functional equivalent of a borrowing).

“Operating Lease” means, as applied to any Person, any lease (including, without limitation, leases which may be terminated by the lessee at any time) of any Property (whether real, personal or mixed) which is not a Capital Lease other than any such lease in which that Person is the lessor.

“Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 3.05).

“Participant” has the meaning specified in Section 10.06(d).

“Patriot Act” shall mean the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56.

“Payment Recipient” has the meaning specified in Section 9.12.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by a Borrower or any ERISA Affiliate or to which any Borrower or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

“Permitted Acquisition” means an Acquisition by any Borrower or any Subsidiary of a Borrower that is permitted pursuant to the terms of Section 7.06(g).

“Permitted Asset Disposition” means any Asset Disposition permitted by Section 7.05.

“Permitted Investments” means, at any time, Investments by the Consolidated Parties permitted to exist at such time pursuant to the terms of Section 7.06.

“Permitted Liens” means, at any time, Liens in respect of Property of the Consolidated Parties permitted to exist at such time pursuant to the terms of Section 7.02.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) established by a Borrower or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

“Platform” has the meaning specified in Section 6.01.

“PotlatchDeltic” has the meaning specified in the introductory paragraph hereto.

“Potlatch Forest” has the meaning specified in the introductory paragraph hereto.

“Potlatch Timber” has the meaning specified in the preliminary statements to this Agreement.

“Pro Forma Basis” means, for purposes of calculating (utilizing the principles set forth in Section 1.03(b)) compliance with each of the financial covenants set forth in Section 6.10(a) and (b) in respect of a proposed transaction, that such transaction shall be deemed to have occurred as of the first day of the four fiscal-quarter period ending as of the most recent fiscal quarter end preceding the date of such transaction with respect to which the Administrative Agent has received the Required Financial Information. As used herein, “transaction” shall mean (i) any incurrence or assumption of Indebtedness as referred to in Section 7.01(f), (ii) any Asset Disposition as referred to in Section 7.05, (iii) any Acquisition as referred to in Section 7.06(g), or (iv) any Restricted Payment as referred to in Section 7.07(c). In connection with any calculation of the financial covenants set forth in Section 6.10(a) and (b) upon giving effect to a transaction on a Pro Forma Basis:

(A)      for purposes of any such calculation in respect of any incurrence or assumption of Indebtedness as referred to in Section 7.01(f), any Indebtedness which is retired in connection with such transaction shall be excluded and deemed to have been retired as of the first day of the applicable period;

(B)      for purposes of any such calculation in respect of any Asset Disposition as referred to in Section 7.05, (1) income statement items (whether positive or negative) attributable to the Property disposed of shall be excluded and (2) any Indebtedness which is retired in connection with such transaction shall be excluded and deemed to have been retired as of the first day of the applicable period; and

(C)      for purposes of any such calculation in respect of any Acquisition as referred to in Section 7.06(g), (1) any Indebtedness incurred by any Consolidated Party in connection with such transaction (x) shall be deemed to have been incurred as of the first day of the applicable period and (y) if such Indebtedness has a floating or formula rate, shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate which is or would be in effect with respect to such Indebtedness as at the relevant date of determination, (2) income statement items (whether positive or negative) attributable to the Person or Property acquired shall be included beginning as of the first day of the applicable period and (3) pro forma adjustments may be included to the extent that such adjustments would be permitted under GAAP and give effect to events that are (x) directly attributable to such transaction, (y) expected to have a continuing impact on the Consolidated Parties and (z) factually supportable.

(D)      for purposes of any such calculation in connection with the making of any Restricted Payment referred to in Section 7.07(c), any Indebtedness incurred (or to be incurred) by any Consolidated Party in connection with such payment or repurchases shall be deemed to have been incurred as of the first day of the applicable period.

“Pro Forma Compliance Certificate” means a certificate of a Responsible Officer of the Administrative Borrower delivered to the Administrative Agent in connection with (i) any incurrence or assumption of Indebtedness as referred to in Section 7.01(f), (ii) any Asset

Disposition as referred to in Section 7.05, (iii) any Acquisition as referred to in Section 7.06(g) and (iv) any Restricted Payment made pursuant to Section 7.07(c), as applicable, and containing reasonably detailed calculations, upon giving effect to the applicable transaction on a Pro Forma Basis, of the Consolidated Leverage Ratio and the Interest Coverage Ratio as of the most recent fiscal quarter end preceding the date of the applicable transaction with respect to which the Administrative Agent shall have received the Required Financial Information.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Lender” has the meaning specified in Section 6.01.

“QFC Credit Support” has the meaning specified in Section 10.23.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Loan Party that has total assets exceeding $10,000,000 at the time the relevant Guaranty or grant of security interest becomes effective with respect to such Swap Obligation or such other Person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another Person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Recipient” means the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder.

“Register” has the meaning set forth in Section 10.06(c).

“REIT” means a Real Estate Investment Trust as defined in Sections 856-860 of the Code.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates.

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

“Repay” or “Repayment” means with respect to Indebtedness, to permanently pay, prepay, redeem, repurchase, retire, defease (including by way of depositing money or securities with the trustee with respect thereto before due for the purpose of paying when due), establish a sinking fund or similar payment or acquire for value.

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

“Required Financial Information” means, with respect to each fiscal period or quarter of the Borrowers, (a) the financial statements required to be delivered pursuant to Section 6.01(a) or (b) for such fiscal period or quarter, and (b) the certificate of a Responsible Officer of PotlatchDeltic required by Section 6.01(c) to be delivered with the financial statements described in clause (a) above.

“Required Lenders” means, as of any date of determination, Lenders having more than 50% of the sum of (i) the aggregate unused Commitments and (ii) the outstanding Term Loans. The portion of the outstanding Term Loans held or deemed held by any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders. With respect to any matter requiring the approval of the Required Lenders, it is understood that Voting Participants shall have the voting rights specified in Section 10.06(d) as to such matter.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” of any Person means any of the chief executive officer, chief operating officer, president, vice president, chief financial officer, treasurer, assistant treasurer or other duly elected officer of such Person. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restatement Date” means March 22, 2018.

“Restricted Payment” means (i) any dividend or other payment or distribution, direct or indirect, on account of any shares of any class of Capital Stock of any Consolidated Party, now or hereafter outstanding (including without limitation any payment in connection with any dissolution, merger, consolidation or disposition involving any Consolidated Party) to the holders, in their capacity as such, of any shares of any class of Capital Stock of any Consolidated Party, now or hereafter outstanding (other than dividends or distributions payable in Capital Stock of the applicable Person and dividends or distributions payable (directly or indirectly through Subsidiaries) to a Borrower), (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of Capital Stock of any Consolidated Party, now or hereafter outstanding, (iii) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of Capital Stock of any Consolidated Party, now or hereafter outstanding, and (iv) any payment or prepayment of principal of, or premium, if any, on (including any redemption, purchase, retirement, defeasance, sinking fund or similar payment with respect to) any Subordinated Indebtedness. Notwithstanding the foregoing, the term Restricted Payment shall not include any redemption of share purchase rights issued pursuant to any customary shareholder rights plan implemented by PotlatchDeltic from time to time (as the same may be amended from time to time), for a redemption price not to exceed $0.01 per share purchase right.

“Revolving Credit Agreement” means that certain Third Amended and Restated Credit Agreement (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time) dated as of December 14, 2021, among the Borrowers, the Guarantors from time to time party thereto, KeyBank National Association, as administrative agent, and the Lenders party thereto.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and any successor thereto.

“Sale and Leaseback Transaction” means any arrangement pursuant to which any Consolidated Party, directly or indirectly, becomes liable as lessee, guarantor or other surety with respect to any lease, whether an Operating Lease or a Capital Lease, of any Property (a) which such Consolidated Party has sold or transferred (or is to sell or transfer) to a Person which is not a Consolidated Party or (b) which such Consolidated Party intends to use for substantially the same purpose as any other Property which has been sold or transferred (or is to be sold or transferred) by such Consolidated Party to another Person which is not a Consolidated Party in connection with such lease, provided that any transaction that satisfies the conditions in preceding subsection (a) or (b) shall not constitute a “Sale and Leaseback Transaction” where lessor under such lease is organized under the laws of a jurisdiction outside of the United States, the Property is located in the United States and the obligations in respect of the lease or incurred in connection therewith for which the Consolidated Party is liable have been defeased.

“Same Day Funds” means with respect to disbursements and payments in Dollars, immediately available funds.

“Sanction(s)” means any sanction administered or enforced by OFAC, the United States Department of State, the United States Treasury, the United Nations Security Council, the European Union or Her Majesty’s Treasury.

“Sanctions Laws and Regulations” means any applicable sanctions, prohibitions or requirements imposed by any applicable executive order or by any applicable sanctions program administered by OFAC, the United States Department of State, the United States Treasury, the United Nations Security Council, the European Union or Her Majesty’s Treasury.

“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002.

“Scheduled Unavailability Date” has the meaning specified in Section 3.03(b)(ii).

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Second Amendment” means that certain Second Amendment to Second Amended and Restated Term Loan Agreement dated as of December 2, 2019, by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto and the Administrative Agent.

“Second Amendment Effective Date” means December 2, 2019.

“Securities Laws” means the Securities Act of 1933, the Securities Exchange Act of 1934, Sarbanes-Oxley and the applicable accounting and auditing principles, rules, standards and practices promulgated, approved or incorporated by the SEC or the Public Company Accounting Oversight Board, as each of the foregoing may be amended and in effect on any applicable date hereunder.

“Seventh Amendment” means that certain Seventh Amendment to Second Amended and Restated Term Loan Agreement dated as of September 14, 2022, by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto and the Administrative Agent.

“Seventh Amendment Effective Date” means September 14, 2022.

“Single Employer Plan” means any Plan which is covered by Title IV of ERISA, but which is not a Multiemployer Plan or a Multiple Employer Plan.

“Sixth Amendment Effective Date” means February 14, 2022.

“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Solvent” or “Solvency” means, with respect to any Person as of a particular date, that on such date (i) such Person is able to pay its debts and other liabilities, contingent obligations and other commitments as they mature in the normal course of business, (ii) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature in their ordinary course, (iii) such Person is not engaged in a business or a transaction, and is not about to engage in a business or a transaction, for which such Person’s Property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which such Person is engaged or is to engage, (iv) the fair market value of the Property of such Person is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person and (v) the present fair market value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured. In computing the amount of contingent liabilities at any time, it is intended that such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“SPC” has the meaning specified in Section 10.06(f).

“Subordinated Indebtedness” means any Indebtedness of the Borrowers which by its terms is subordinated to the Obligations in a manner and to an extent acceptable to the Required Lenders.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of a Borrower.

“Supported QFC” has the meaning specified in Section 10.23.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

“Synthetic Lease Obligation” means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment). In no event shall any Operating Lease be construed as a Synthetic Lease Obligation.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Loan F” has the meaning specified in Section 2.01(f).

“Term Loan G” has the meaning specified in Section 2.01(g).

“Term Loan H” has the meaning specified in Section 2.01(h).

“Term Loan I” has the meaning specified in Section 2.01(i).

“Term Loan J” has the meaning specified in Section 2.01(j).

“Term Loan K” has the meaning specified in Section 2.01(k).

“Term Loan K Commitment” means, as to each Lender, its obligations to make its portion of the Term Loan K to the Borrowers pursuant to Section 2.01 in the principal amount set forth opposite such Lender’s name on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

“Term Loan L” has the meaning specified in Section 2.01(l).

“Term Loan L Commitment” means, as to each Lender, its obligations to make its portion of the Term Loan L to the Borrowers pursuant to Section 2.01 in the principal amount set forth opposite such Lender’s name on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

“Term Loan M” has the meaning specified in Section 2.01(m).

“Term Loan M Commitment” means, as to each Lender, its obligations to make its portion of the Term Loan M to the Borrowers pursuant to Section 2.01 in the principal amount set forth opposite such Lender’s name on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

“Term Loan N” has the meaning specified in Section 2.01(n).

“Term Loan N Commitment” means, as to each Lender, its obligations to make its portion of the Term Loan N to the Borrowers pursuant to Section 2.01 in the principal amount set forth opposite such Lender’s name on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

“Term Loan O” has the meaning specified in Section 2.01(o).

“Term Loan O Commitment” means, as to each Lender, its obligations to make its portion of the Term Loan O to the Borrowers pursuant to Section 2.01 in the principal amount set forth opposite such Lender’s name on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

“Term Loan P” has the meaning specified in Section 2.01(p).

“Term Loan P Commitment” means, as to each Lender, its obligations to make its portion of the Term Loan P to the Borrowers pursuant to Section 2.01 in the principal amount set forth opposite such Lender’s name on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

“Term Loan Q” has the meaning specified in Section 2.01(q).

“Term Loan Q Commitment” means, as to each Lender, its obligations to make its portion of the Term Loan Q to the Borrowers pursuant to Section 2.01 in the principal amount set forth opposite such Lender’s name on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

“Term Loan R” has the meaning specified in Section 2.01(r).

“Term Loan R Commitment” means, as to each Lender, its obligations to make its portion of the Term Loan R to the Borrowers pursuant to Section 2.01 in the principal amount set forth opposite such Lender’s name on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

“Term Loans” means, collectively, Term Loan F, Term Loan G, Term Loan H, Term Loan I, Term Loan J, Term Loan K, Term Loan L, Term Loan M, Term Loan N, Term Loan O, and Term Loan P, Term Loan Q, Term Loan R and any Incremental Term Loans.

“Term SOFR” means for any calculation with respect to a Loan, the forward-looking term rate based on SOFR, as published by the Term SOFR Administrator on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such interest period (the “Term SOFR Index”) as notified by the Administrative Agent; provided, if on any SOFR Determination Day, the forward-looking SOFR term rate for the applicable tenor has not been published by the Term SOFR Administrator prior to the Administrative Agent’s notice, and the circumstances in Section 3.03(e)(ii) do not exist, then Term SOFR will be the forward-looking SOFR term rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such forward-looking SOFR term rate for such tenor was published by the Term SOFR Administrator. If such rate is less than zero, such rate shall be deemed to be zero; provided that, solely with respect to the Term Loan Q and Term Loan R, Term SOFR may be less than zero so long as there is a corresponding Swap Contract in place relating to such Term Loan Q and Term Loan R, as applicable, that does not have a floor of zero (and the Borrowers hereby agree to provide the Administrative Agent of prompt written notification of the termination of any such corresponding Swap Contract). Once the Administrative Agent provides notice to Borrower of the rate, Term SOFR will not be adjusted or modified for that given SOFR Determination Date to prevent process, system, technology or other disruptions. For the purposes of this Agreement, the Term Loan Q and Term Loan R Term SOFR Loans will have an interest period of one month (other than with respect to (x) in each case, the final interest period, which shall commence on the last Interest Payment Date prior to the applicable Maturity Date and end on the applicable Maturity

Date, (y) the Term Loan Q and Term Loan R (i) for which the initial interest period shall begin on the Seventh Amendment Effective Date and shall mature October 1, 2022 and (ii) upon the expiration of such initial interest period, the Term Loan Q and Term Loan R shall automatically continue as another Term SOFR Loan having an interest period of one month) and Term SOFR will reset on each Interest Payment Date.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the forward-looking SOFR term rate selected by the Lender in its reasonable discretion).

“Term SOFR Index” has the meaning specified in the definition of “Term SOFR”.

“Term SOFR Loans” means the Term Loan Q and Term Loan R and any other Loans for which Applicable Rate is determined with 3-month or 1-month Term SOFR.

“Term SOFR Replacement Rate” has the meaning given to such term in Section 3.03(e).

“Term SOFR Scheduled Unavailability Date” has the meaning given to such term in Section 3.03(e).

“Timberland Valuation Consultant” means RISI, Inc. or another third party timberland valuation consultant acceptable to the Administrative Agent.

“Timberland Valuation Update” means a valuation of Timberlands delivered to the Administrative Agent every other year, in accordance with Section 6.13 hereof, which update shall be conducted by the Timberland Valuation Consultant and which shall include, without limitation, (i) the updated value of the Timberlands based on the current market conditions which shall include an aggregate value for the Timberlands as well as values of the Timberlands by region and (ii) an indication by Timberland Valuation Consultant of the total acreage comprising the Timberlands, the aggregate value for the Timberlands and the average per acre value for the Timberlands taken as a whole, in each case, in form and detail reasonably satisfactory to the Administrative Agent.

“Timberlands” means all the timberlands from time to time owned by the Loan Parties.

“Total Asset Value” means, as of any date, (i) the most recent Consolidated Timberland Value, plus (ii) the GAAP book basis of the Consolidated Parties for Manufacturing Facilities, provided that such amount shall not exceed 10% of Total Asset Value, plus (iii) the GAAP book basis of the Consolidated Parties for Construction in Progress, provided that such amount shall not exceed 10% of Total Asset Value, plus (iv) the GAAP book basis of the Consolidated Parties Pro Rata Share of all Investment Affiliates, provided that such amount shall not exceed fifteen percent (15%) of Total Asset Value, plus (v) cash, Cash Equivalents, Company Owned Life Insurance (provided that such amount of Company Owned Life Insurance shall not be more than 5% of Total Asset Value) and marketable securities owned by the Consolidated Parties as of the end of such fiscal quarter.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“United States” and “U.S.” mean the United States of America.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Special Resolution Regimes” has the meaning specified in Section 10.23.

“U.S. Tax Compliance Certificate” has the meaning specified in Section 3.01(e)(i)(B)(III).

“Voting Participant” means a Person that satisfies the criteria set forth in Section 10.06(d).

“Write-Down and Conversion Powers” means (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.02      Other Interpretive Provisions.

With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)        The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such

Person’s successors and assigns, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Preliminary Statements, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Preliminary Statements, Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b)        In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(c)        Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.03      Accounting Terms.

(a)        Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Audited Financial Statements, except as otherwise specifically prescribed herein. Notwithstanding the foregoing, for purposes of determining compliance with any covenant (including the computation of any financial covenant) contained herein, Indebtedness of the Borrowers and their respective Subsidiaries shall be deemed to be carried at 100% of the outstanding principal amount thereof, and the effects of FASB ASC 825 on financial liabilities shall be disregarded.

(b)        Changes in GAAP. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Administrative Borrower or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrowers shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Required Lenders); provided that, until so amended, (A) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (B) the Administrative Borrower shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP. Without limiting the foregoing, all accounting terms, ratios and calculations shall be determined without giving effect to Accounting Standards Codification 842 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) (and related interpretations) to the extent any lease (or similar arrangement conveying the right to use) would be required to be treated as a capital lease thereunder where such lease (or similar arrangement) would have been treated as an operating lease under GAAP as in effect immediately prior to the effectiveness of the Accounting Standards Codification 842.

(c)        Notwithstanding the above, the parties hereto acknowledge and agree that, for purposes of all calculations made under the financial covenants set forth in Section 6.10 (including without limitation for purposes of the definition of “Pro Forma Basis” set forth in Section 1.01, (i) after consummation of any Asset Disposition for consideration (cash and non-cash) in excess of $75,000,000 and (ii) after consummation of any Acquisition for an Investment for consideration (cash and non-cash) in excess of $75,000,000), such calculations shall be made on a Pro Forma Basis.

1.04        Rounding.

Any financial ratios required to be maintained by the Borrowers on a consolidated basis pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05        References to Agreements and Laws.

Unless otherwise expressly provided herein, (a) references to Organization Documents, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are not prohibited by any Loan Document; and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

1.06        Times of Day.

Unless otherwise specified, all references herein to times of day shall be references to Pacific time (daylight or standard, as applicable).

1.07        Divisions.

For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its equity interests at such time.

ARTICLE II

COMMITMENTS and BORROWINGS

2.01        Term Loans.

(a)        [Reserved].

(b)        [Reserved].

(c)        [Reserved].

(d)        [Reserved].

(e)        [Reserved].

(f)        Term Loan F. Subject to the terms and conditions set forth herein, each Lender severally made, on December 5, 2014, its portion of a separate FORTY MILLION DOLLAR ($40,000,000) term loan (identified as Loan 6219592-104 by NWFCS) to the Borrowers in Dollars (“Term Loan F”).

(g)        Term Loan G. Subject to the terms and conditions set forth herein, each Lender severally made, on December 5, 2014, its portion of a separate FORTY MILLION DOLLAR ($40,000,000) term loan (identified as Loan 6219592-105 by NWFCS) to the Borrowers in Dollars (“Term Loan G”).

(h)        Term Loan H. Subject to the terms and conditions set forth herein, each Lender severally made, on December 5, 2014, its portion of a separate ONE HUNDRED TEN MILLION DOLLAR ($110,000,000) term loan (identified as Loan 6219592-106 by NWFCS) to the Borrowers in Dollars (“Term Loan H”).

(i)        (i) Term Loan I. Subject to the terms and conditions set forth herein, each Lender severally made, on February 29, 2016, its portion of a separate TWENTY SEVEN MILLION FIVE HUNDRED THOUSAND DOLLAR ($27,500,000) term loan (identified as Loan 6226610 by NWFCS) to the Borrowers in Dollars (“Term Loan I”).

(j)        Term Loan J. Subject to the terms and conditions set forth in the Deltic Term Loan Agreement, certain of the Lenders made, on August 27, 2015, their portion of a separate ONE HUNDRED MILLION DOLLAR ($100,000,000) term loan (identified as, with respect to the $83,000,000 held by American AgCredit, PCA, Loan 6238400 and with respect to the $17,000,000 held by NWFCS, Loan 6238383 by NWFCS) to Deltic in Dollars (“Term Loan J”). The Term Loan J shall be maintained as a Loan hereunder as of the Restatement Date.

(k)        Term Loan K. Subject to the terms and conditions set forth herein, each Lender severally agrees to make, on the Restatement Date, its portion of a separate SIXTY FIVE MILLION DOLLAR ($65,000,000) term loan (identified as Loan 6238401 by NWFCS) to the Borrowers in Dollars in an amount not to exceed such Lender’s Term Loan K Commitment (“Term Loan K”).

(l)        Term Loan L. Subject to the terms and conditions set forth herein, each Lender severally agrees to make, on the Restatement Date, its portion of a separate THIRTY FIVE MILLION DOLLAR ($35,000,000) term loan (identified as Loan 6238520 by NWFCS) to the Borrowers in Dollars in an amount not to exceed such Lender’s Term Loan L Commitment (“Term Loan L”).

(m)        Term Loan M. Subject to the terms and conditions set forth herein, each Lender with a Term Loan M Commitment severally agrees to make, on the First Amendment Effective Date, its portion of a separate ONE HUNDRED AND FIFTY MILLION DOLLAR ($150,000,000) term loan (identified as Loan 6243786 by NWFCS) to the Borrowers in Dollars in an amount not to exceed such Lender’s Term Loan M Commitment (“Term Loan M”).

(n)        Term Loan N. Subject to the terms and conditions set forth herein, each Lender with a Term Loan N Commitment severally agrees to make, on the Second Amendment Effective Date, its portion of a separate FORTY MILLION DOLLAR ($40,000,000) term loan (identified as Loan 6248044 by NWFCS) to the Borrowers in Dollars in an amount not to exceed such Lender’s Term Loan N Commitment (“Term Loan N”).

(o)        Term Loan O. Subject to the terms and conditions set forth herein, each Lender with a Term Loan O Commitment severally agrees to make, on the Fourth Amendment Effective Date, its portion of a separate FORTY-SIX MILLION DOLLAR ($46,000,000) term loan (identified as Loan 6319980 by NWFCS) to the Borrowers in Dollars in an amount not to exceed such Lender’s Term Loan O Commitment (“Term Loan O”).

(p)        Term Loan P. Subject to the terms and conditions set forth herein, each Lender with a Term Loan P Commitment severally agrees to make, on the Fifth Amendment Effective Date, its portion of a separate FORTY MILLION DOLLAR ($40,000,000) term loan (identified as Loan 6388078 by NWFCS) to the Borrowers in Dollars in an amount not to exceed such Lender’s Term Loan P Commitment (“Term Loan P”).

(q)        Term Loan Q. Subject to the terms and conditions set forth herein, each Lender with a Term Loan Q Commitment severally agrees to make, on the Seventh Amendment Effective Date, its portion of a separate ONE HUNDRED THIRTY-EIGHT MILLION SEVEN HUNDRED AND FIFTY THOUSAND DOLLAR ($138,750,000) term loan (identified as Loan 6362125 by NWFCS) to the Borrowers in Dollars in an amount not to exceed such Lender’s Term Loan Q Commitment (“Term Loan Q”).

(r)        Term Loan R. Subject to the terms and conditions set forth herein, each Lender with a Term Loan R Commitment severally agrees to make, on the Seventh Amendment Effective Date, its portion of a separate ONE HUNDRED THIRTY-EIGHT MILLION SEVEN HUNDRED AND FIFTY THOUSAND DOLLAR ($138,750,000) term loan (identified as Loan 6362133 by NWFCS) to the Borrowers in Dollars in an amount not to exceed such Lender’s Term Loan R Commitment (“Term Loan R”).

Amounts repaid on any of the respective Term Loans may not be reborrowed.

2.02        Borrowings.

Each Lender made the amount of its Applicable Percentage of Term Loan F, Term Loan G and Term Loan H available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office on December 5, 2014. Each Lender made the amount of its Applicable Percentage of Term Loan I available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office on February 29, 2016. Each Loan Notice shall specify (i) the applicable Borrower to which the proceeds of the Loan shall be disbursed, (ii) the requested date of the Borrowing (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed by such Borrower and (iv) if applicable, the duration of the interest period with respect thereto. Each Lender shall make the amount of its Applicable Percentage of each of the Term Loan K and the Term Loan L available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office not later than 12:00 noon on the Restatement Date. Each Lender shall make the amount of its Applicable Percentage of Term Loan M available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office not later than 12:00 noon on the First Amendment Effective Date. Each Lender shall make the amount of its Applicable Percentage of Term Loan N available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office not later than 12:00 noon on the Second Amendment Effective Date. Each Lender shall make the amount of its Applicable Percentage of Term Loan O available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office not later than 12:00 noon on the Fourth Amendment Effective Date. Each Lender shall make the amount of its Applicable Percentage of Term Loan P available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office not later than 12:00 noon on the Fifth Amendment Effective Date. Each Lender shall make the amount of its Applicable Percentage of each of the Term Loan Q and Term Loan R available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office not later than 12:00 noon on the Seventh Amendment Effective Date. Upon satisfaction of the applicable conditions set forth in Section 4.02, the Administrative Agent shall make all funds so received available to the applicable Borrower designated to receive the proceeds of the Loan in the Loan Notice in like funds as received by the Administrative Agent either by (i) crediting the account of the applicable Borrower on the books of NWFCS with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Administrative Borrower.

2.03        Prepayments.

The Borrowers may, upon notice to the Administrative Agent, at any time or from time to time voluntarily prepay a Term Loan in whole or in part subject to Section 3.05 but otherwise without premium or penalty; provided that (i) such notice must be in a form acceptable to the Administrative Agent and be received by the Administrative Agent not later than 9:00 a.m. three Business Days prior to any date of prepayment and (ii) any prepayment shall be in a minimum principal amount of $500,000 or a whole multiple of $100,000 in excess thereof, or, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment. The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender’s Applicable Percentage of such prepayment. If such notice is given by the Borrowers, the Borrowers shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Term Loan shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to Section 3.05. Subject to Section 2.15, each such prepayment shall be applied to the applicable Term Loan in accordance with the Lender’s respective Applicable Percentages.

2.04        Termination of Commitments.

Each Lender’s respective Commitments shall automatically terminate upon the initial Borrowings of the applicable Term Loan pursuant to Section 2.01.

2.05        Repayment of Loans.

The Borrowers shall repay to the Lenders the aggregate outstanding principal amount of each Term Loan on the respective Maturity Date therefor.

2.06        Interest.

(a)        Subject to the provisions of subsection (b) below, each Term Loan shall bear interest on the outstanding principal amount thereof at the respective Applicable Rate therefor.

(b)        (i)     If any amount of principal of any Loan is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at an interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii)     If any amount (other than principal of any Loan) payable by the Borrowers under any Loan Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, then upon the request of the Required Lenders, such amount shall thereafter bear interest at an interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(iii)     Upon the request of the Required Lenders, while any Event of Default exists (other than as set forth in clauses (b)(i) and (b)(ii) above), the Borrowers shall pay interest on the principal amount of all outstanding Obligations hereunder at an interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(iv)      Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c)        Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto commencing, (x) with respect to the Term Loan P, January 1, 2022, and (y) with respect to the Term Loan Q and Term Loan R, October 1, 2022 and, in each case, at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

2.07    Fees.

The Borrowers shall pay to the Administrative Agent the fees in the amounts and at the times specified in the Fee Letter. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

2.08    Computation of Interest and Fees.

All computations of interest for Loans other than (x) LIBOR Loans, (y) the Term Loan J and (z) Term SOFR Loans shall be made on the basis of a 365/366 day year and actual days elapsed. All computations of interest for LIBOR Loans and Term SOFR Loans shall be made on the basis of a 360-day year and actual days elapsed (which results in more interest, as applicable, being paid than if computed on the basis of a 365-day year). All computations of interest for the Term Loan J shall be made on the basis of a year of 360 days consisting of twelve 30-day months. Interest shall accrue on each Loan, for the day on which such Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which such Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.10(a), bear interest for one day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

2.09    Evidence of Debt.

The Term Loans made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Term Loans made by the Lenders to the Borrowers and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrowers hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Administrative Agent, the Borrowers shall execute and deliver to such Lender (through the Administrative Agent) a Note, which shall evidence such Lender’s Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, amount and maturity of its Loans and payments with respect thereto.

2.10        Payments Generally.

(a)        All payments to be made by the Borrowers shall be made free and clear of and without condition or deduction for any counterclaim, defense, recoupment or set-off. Except as otherwise expressly provided herein, all payments by the Borrowers hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent’s Office in Dollars and in Same Day Funds not later than 12:00 noon on the date specified herein. The Administrative Agent will promptly distribute to each Lender its Applicable Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. All payments received by the Administrative Agent after 2:00 p.m., shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Borrowers shall come due on a day other than a Business Day, payment shall be made on the next following Business Day.

(b)        (i)     Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of the Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.02 and may, in reliance upon such assumption, make available to the Borrowers a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrowers severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in immediately available funds with interest thereon, for each day from and including the date such amount is made available to the Borrowers to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing (it being understood that such customary fees shall not be subject to the indemnification obligations of the Borrowers pursuant to Section 10.04(b)) and (B) in the case of a payment to be made by the Borrowers, the interest rate applicable to the Borrowing. If the Borrowers and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrowers the amount of such interest paid by the Borrowers for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrowers shall be without prejudice to any claim the Borrowers may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(ii)    Payments by Borrowers; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Administrative Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrowers will not make such payment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrowers have not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

A notice of the Administrative Agent to any Lender or the Borrowers with respect to any amount owing under this subsection (b) shall be conclusive, absent manifest error.

(c)        If any Lender makes available to the Administrative Agent funds for its share of a Term Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrowers by the Administrative Agent because the conditions to the Borrowing set forth in Section 4.02 are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(d)        The obligations of the Lenders hereunder to make a Term Loan and to make payments pursuant to Section 10.04(c) are several and not joint. The failure of any Lender to make its share of a Term Loan or to make any payment under Section 10.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or to make its payment under Section 10.04(c).

(e)        Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.11    Sharing of Payments by Lenders.

If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on the portion of a Term Loan made by it, resulting in such Lender’s receiving payment of a proportion of the aggregate amount of such Term Loan and accrued interest thereon greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in portions of such Term Loan held by the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective portions of the applicable Term Loan and other amounts owing them, provided that:

(a)    if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(b)    the provisions of this Section shall not be construed to apply to (y) any payment made by or on behalf of the Borrowers pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender) or (z) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in all or any part of its portion of the applicable Term Loan to any assignee or participant, other than an assignment to the Borrowers or any of their Subsidiaries thereof (as to which the provisions of this Section shall apply).

Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Loan Party in the amount of such participation.

2.12        Increase in Commitments.

(a)        Provided there exists no Default (and no Default would result therefrom), upon notice from the Administrative Borrower to the Administrative Agent (which shall promptly notify the Lenders), the Borrowers may from time to time, request a new term loan (an “Incremental Term Loan”) in an aggregate amount for all such Incremental Term Loans not to exceed $150,000,000; provided, however, that the Borrowers shall have delivered to the Administrative Agent a Pro Forma Compliance Certificate demonstrating that, upon giving effect on a Pro Forma Basis to such Incremental Term Loan, the Loan Parties would be in compliance with the financial covenants set forth in Section 6.10; and provided further that any Term Loan (i) shall rank pari passu in right of payment with the existing Term Loans and shall have the same benefits of any additional guaranties or collateral and (ii) shall be treated substantially the same as (and in any event no more favorably than) the existing Term Loans. The applicable Lenders shall approve the maturity, amortization, pricing, funding and other terms of such Incremental Term Loan. The aggregate amount of any Incremental Term Loan hereunder shall be in a minimum amount of $10,000,000 (and in integral multiples of $10,000,000 in excess thereof). To achieve the full amount of a requested Incremental Term Loan, the Borrowers may solicit increased commitments from existing Lenders and/or invite additional Eligible Assignees to become Lenders; provided, however, that no existing Lender shall be obligated and/or required to accept an increase in its Commitment pursuant to this Section 2.12 unless it specifically consents to such increase in writing. Any Lender or Eligible Assignee agreeing to increase its Commitment or provide a new Commitment pursuant to this Section 2.12 (an “Incremental Term Loan Commitment”) shall, in connection therewith, deliver to the Administrative Agent a new commitment agreement in form and substance satisfactory to the Administrative Agent and its counsel.

(b)        If the Commitments are increased in accordance with this Section, the Administrative Agent and the Borrowers shall determine the effective date (the “Incremental Term Loan Effective Date”) and the final allocation of such Incremental Term Loan. The Administrative Agent shall promptly notify the Administrative Borrower and the Lenders of the final allocation of such Incremental Term Loan and the Incremental Term Loan Effective Date and Schedule 2.01 hereto shall be deemed amended to reflect such increase and final allocation. As a condition precedent to such increase, in addition to any deliveries pursuant to subsection (a) above, the Borrowers shall deliver to the Administrative Agent each of the following in form and substance satisfactory to the Administrative Agent: (1) a certificate of each Loan Party dated as of the Incremental Term Loan Effective Date (in sufficient copies for each Lender) signed by a Responsible Officer of such Loan Party (i) certifying and attaching the resolutions adopted by such Loan Party approving or consenting to such increase, and (ii) certifying that, before and after giving effect to such Incremental Term Loan, (A) the representations and warranties contained in Article V and the other Loan Documents are true and correct as of such earlier date, and except that for purposes of this Section 2.12, the representations and warranties contained in subsections (a) and (b) of Section 5.01 shall be deemed to refer to the most recent financial statements furnished pursuant to subsections (a) and (b), respectively, of Section 6.01, and (B) no Default exists; (2) a statement of reaffirmation from each Loan Party pursuant to which each such Loan Party ratifies this Agreement and the other Loan Documents and acknowledges and reaffirms that, after giving effect to such increase, it is bound by all terms of this Agreement and the other Loan Documents; (3) if the Incremental Term Loan is being provided by an existing Lender, and such Lender is then in possession of a Note, then a revised Note in favor of such Lender reflecting such Lender’s Commitment after giving effect to such increase; (4) if the Incremental Term Loan is being provided by a new Lender, a Note in favor of such Lender if so requested by such Lender; and (5) payment of any applicable fee related to such increase (including, without limitation, any applicable arrangement, upfront and/or administrative fee).

(c)        This Section shall supersede any provisions in Sections 2.10 or 10.01 to the contrary.

(d)        The Borrowers, Guarantors, Administrative Agent and the Lenders shall enter into an amendment of this Agreement and the other Loan Documents as necessary to evidence such Incremental Term Loan or to have it be guaranteed and secured by the other Loan Documents (the “Incremental Term Loan Amendment”), and all Lenders not providing the Incremental Term Loan hereby consent to such limited scope amendment without future consent rights, provided that the pricing and maturity shall be determined by the Borrowers and the Lenders. Additionally, the Borrowers, Guarantors and each Lender shall execute and deliver to Administrative Agent any other documentation as the Administrative Agent shall reasonably specify to evidence, guarantee or secure such Incremental Term Loan. The Incremental Term Loan Amendment, without the consent of any other Lender, may effect such amendments to this Agreement and the other Loan

Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent, the Lenders and the Borrowers, to implement to terms of the Incremental Term Loan, including amortization, pricing, maturity, and such other technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent, the Lenders and the Borrowers in connection with the establishment of such Incremental Term Loan.

2.13        Joint and Several Liability of Borrowers.

(a)        Each of the Borrowers is accepting joint and several liability hereunder in consideration of the financial accommodation to be provided by the Lenders under this Agreement, for the mutual benefit, directly and indirectly, of each of the Borrowers and in consideration of the undertakings of each of the Borrowers to accept joint and several liability for the obligations of each of them.

(b)        Each of the Borrowers jointly and severally hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Borrowers with respect to the payment and performance of all of the Obligations arising under this Agreement and the other Loan Documents, it being the intention of the parties hereto that all the Obligations shall be the joint and several obligations of each of the Borrowers without preferences or distinction among them.

(c)        If and to the extent that any of the Borrowers shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event, the other Borrowers will make such payment with respect to, or perform, such Obligation.

(d)        The obligations of each Borrower under the provisions of this Section 2.13 constitute full recourse Obligations of such Borrower, enforceable against it to the full extent of its properties and assets.

(e)        Except as otherwise expressly provided herein, to the extent permitted by law, each Borrower (in its capacity as a joint and several obligor in respect of the Obligations of the other Borrowers) hereby waives notice of acceptance of its joint and several liability, notice of occurrence of any Default or Event of Default (except to the extent notice is expressly required to be given pursuant to the terms of this Agreement), or of any demand for any payment under this Agreement, notice of any action at any time taken or omitted by the Administrative Agent or the Lenders under or in respect of any of the Obligations, any requirement of diligence and, generally, all demands, notices and other formalities of every kind in connection with this Agreement. Each Borrower hereby assents to, and waives notice of, any extension or postponement of the time for the payment of any of the Obligations, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by the Administrative Agent or the Lenders at any time or times in respect of any default by the other Borrowers in the performance or satisfaction of any term, covenant, condition or provision of this Agreement, any and all other indulgences whatsoever by the Administrative Agent or the Lenders in respect of any of the Obligations hereunder, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any of such Obligations or the addition, substitution or release, in whole or in part, of the other Borrowers. Without limiting the generality of the foregoing, each Borrower (in its capacity as a joint and several obligor in respect of the Obligations of the other Borrowers) assents to any other action or delay in acting or any failure to act on the part of the Administrative Agent or the Lenders, including, without limitation, any failure strictly or diligently to assert any right or to pursue any remedy or to comply fully with applicable Laws or regulations thereunder which might, but for the provisions of this Section 2.13, afford grounds for terminating, discharging or relieving such Borrower, in whole or in part, from any of its Obligations under this Section 2.13, it being the intention of each Borrower that, so long as any of the Obligations hereunder remain unsatisfied, the Obligations of such Borrower under this Section 2.13 shall not be discharged except by performance and then only to the extent of such performance. The Obligations of each Borrower under this Section 2.13 shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, reconstruction or similar proceeding with respect to any Borrower or a Lender. The joint and several liability of the Borrowers hereunder shall continue in full force and effect notwithstanding any absorption, merger, amalgamation or any other change whatsoever in the name, membership, constitution or place of formation of any Borrower or any of the Lenders.

(f)        The provisions of this Section 2.13 are made for the benefit of the Lenders and their successors and assigns, and may be enforced by them from time to time against any of the Borrowers as often as occasion therefor may arise and without requirement on the part of the Lenders first to marshal any of its claims or to exercise any of its rights against the other Borrowers or to exhaust any remedies available to it against the other Borrowers or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy. The provisions of this Section 2.13 shall remain in effect until all the Obligations shall have been paid in full or otherwise fully satisfied. If at any time, any payment, or any part thereof, made in respect of any of the Obligations is rescinded or must otherwise be restored or returned by the Lenders upon the insolvency, bankruptcy or reorganization of any of the Borrowers, or otherwise, the provisions of this Section 2.13 will forthwith be reinstated and in effect as though such payment had not been made.

(g)        Notwithstanding any provision to the contrary contained herein or in any of the other Loan Documents, to the extent the Obligations of any Borrower shall be adjudicated to be invalid or unenforceable for any reason (including, without limitation, because of any applicable state or federal Law relating to fraudulent conveyances or transfers) then the Obligations of such Borrower hereunder shall be limited to the maximum amount that is permissible under applicable Law (whether federal or state and including, without limitation, the Bankruptcy Code of the United States).

2.14    Appointment of the Administrative Borrower.

Potlatch Forest and Potlatch Land & Lumber hereby appoint the Administrative Borrower to act as their agent for all purposes under this Agreement (including, without limitation, with respect to all matters related to the borrowing and repayment of Loans) and agree that (a) the

Administrative Borrower may execute such documents on behalf of Potlatch Forest and Potlatch Land & Lumber as the Administrative Borrower deems appropriate in its sole discretion and Potlatch Forest and/or Potlatch Land & Lumber, as applicable, shall be obligated by all of the terms of any such document executed on its behalf, (b) any notice or communication delivered by the Administrative Agent or the Lender to the Administrative Borrower shall be deemed delivered to Potlatch Forest and Potlatch Land & Lumber and (c) the Administrative Agent or the Lenders may accept, and be permitted to rely on, any document, instrument or agreement executed by the Administrative Borrower on behalf of Potlatch Forest and/or Potlatch Land & Lumber, as applicable.

2.15        Defaulting Lenders.

(a)        Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i)        Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of “Required Lenders” and Section 10.01.

(ii)       Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 10.09 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, as the Borrowers may request (so long as no Default or Event of Default exists), to the funding of the Term Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; third, if so determined by the Administrative Agent and the Borrowers, to be held in a deposit account and released pro rata in order to satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement; fourth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; fifth, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrowers as a result of any judgment of a court of competent jurisdiction obtained by the Borrowers against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and sixth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction.

(b)        Defaulting Lender Cure. If the Borrowers and the Administrative Agent agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein, that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause each Term Loan to be held on a pro rata basis by the Lenders in accordance with their Applicable Percentages, whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

ARTICLE III

TAXES, YIELD PROTECTION AND ILLEGALITY

3.01        Taxes.

(a)        Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes.

(i)        Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable Laws. If any applicable Laws (as determined in the good faith discretion of the Administrative Agent) require the deduction or withholding of any Tax from any such payment by the Administrative Agent or a Loan Party, then the Administrative Agent or such Loan Party shall be entitled to make such deduction or withholding, upon the basis of the information and documentation to be delivered pursuant to subsection (e) below.

(ii)      If any Loan Party or the Administrative Agent shall be required by the Code to withhold or deduct any Taxes, including both United States Federal backup withholding and withholding taxes, from any payment, then (A) the Administrative Agent shall withhold or make such deductions as are determined by the Administrative Agent to be required based upon the information and documentation it has received pursuant to subsection (e) below, (B) the Administrative Agent shall timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with the Code, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes, the sum payable by the applicable Loan Party shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section 3.01) the applicable Recipient receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(iii)     If any Loan Party or the Administrative Agent shall be required by any applicable Laws other than the Code to withhold or deduct any Taxes from any payment, then (A) such Loan Party or the Administrative Agent, as required by such Laws, shall withhold or make such deductions as are determined by it to be required based upon the information and documentation it has received pursuant to subsection (e) below, (B) such Loan Party or the Administrative Agent, to the extent required by such Laws, shall timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with such Laws, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes, the sum payable by the applicable Loan Party shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section 3.01) the applicable Recipient receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(b)        Payment of Other Taxes by the Borrowers. Without limiting the provisions of subsection (a) above, the Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable Laws, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c)        Tax Indemnifications.

(i)        Each of the Loan Parties shall, and does hereby, jointly and severally indemnify each Recipient, and shall make payment in respect thereof within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.01) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Administrative Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error. Each of the Loan Parties shall, and does hereby, jointly and severally indemnify the Administrative Agent, and shall make payment in respect thereof within 10 days after demand therefor, for any amount which a Lender for any reason fails to pay indefeasibly to the Administrative Agent as required pursuant to Section 3.01(c)(ii) below.

(ii)      Each Lender shall, and does hereby, severally indemnify, and shall make payment in respect thereof within 10 days after demand therefor, (x) the Administrative Agent against any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (y) the Administrative Agent and the Loan Parties, as applicable, against any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.06(d) relating to the maintenance of a

Participant Register and (z) the Administrative Agent and the Loan Parties, as applicable, against any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent or a Loan Party in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender, as the case may be, under this Agreement or any other Loan Document against any amount due to the Administrative Agent under this clause (ii).

(d)        Evidence of Payments. Upon request by the Administrative Borrower or the Administrative Agent, as the case may be, after any payment of Taxes by the Borrowers or by the Administrative Agent to a Governmental Authority as provided in this Section 3.01, the Administrative Borrower shall deliver to the Administrative Agent or the Administrative Agent shall deliver to the Administrative Borrower, as the case may be, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by Laws to report such payment or other evidence of such payment reasonably satisfactory to the Administrative Borrower or the Administrative Agent, as the case may be.

(e)        Status of Lenders; Tax Documentation.

(i)        Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Administrative Borrower and the Administrative Agent, at the time or times reasonably requested by the Administrative Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Administrative Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Administrative Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Administrative Borrower or the Administrative Agent as will enable the Borrowers or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 3.01(e)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)    Without limiting the generality of the foregoing, in the event that any Borrower is a U.S. Person,

(A)    any Lender that is a U.S. Person shall deliver to the Administrative Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent) an electronic copy (or an original if requested by the Administrative Borrower or the Administrative Agent) of an executed IRS Form W-9 (or any successor form) certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B)    any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Administrative Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), whichever of the following is applicable:

(I)        in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, an electronic copy (or an original if requested by the Administrative Borrower or the Administrative Agent) of an executed IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(II)      executed originals of IRS Form W-8ECI;

(III)    in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit E-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of any such Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN or W-8BEN-E; or

(IV)    to the extent a Foreign Lender is not the beneficial owner, an electronic copy (or an original if requested by the Administrative Borrower or the Administrative Agent) of an executed of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-2 or Exhibit E-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-4 on behalf of each such direct and indirect partner;

(C)    any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Administrative Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), an electronic copy (or an original if requested by the Administrative Borrower or the Administrative Agent) of any other form prescribed by applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable Law to permit the Borrowers or the Administrative Agent to determine the withholding or deduction required to be made; and

(D)    if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Administrative Borrower and the Administrative Agent at the time or times prescribed by Law and at such time or times reasonably requested by the Administrative Borrower or the Administrative Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Administrative Borrower or the Administrative Agent as may be necessary for the Borrowers and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(iii)    Each Lender agrees that if any form or certification it previously delivered pursuant to this Section 3.01 expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Administrative Borrower and the Administrative Agent in writing of its legal inability to do so.

(f)        Treatment of Certain Refunds. Unless required by applicable Laws, at no time shall the Administrative Agent have any obligation to file for or otherwise pursue on behalf of a Lender, or have any obligation to pay to any Lender, any refund of Taxes withheld or deducted from funds paid for the account of such Lender, as the case may be. If any Recipient determines, that it has received a refund of any Taxes as to which it has been indemnified by any Loan Party or with respect to which any Loan Party has paid additional amounts pursuant to this Section 3.01, it shall pay to the Loan Party an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by a Loan Party under this Section 3.01 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) incurred by such Recipient, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that the Loan Party, upon the request of the Recipient, agrees to repay the amount paid over to the Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Recipient in the event the Recipient is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this subsection, in no event will the applicable Recipient be required to pay any amount to the Loan Party pursuant to this subsection the payment of which would place the Recipient in a less favorable net after-Tax position than such Recipient would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid. This subsection shall not be construed to require any Recipient to make available its tax returns (or any other information relating to its taxes that it deems confidential) to any Loan Party or any other Person.

(g)        Survival. Each party’s obligations under this Section 3.01 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.

3.02    Illegality.

If any Lender reasonably determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender to make, maintain or fund Loans whose interest is determined by reference to LIBOR or Term SOFR, or to determine or charge interest rates based upon LIBOR or Term SOFR, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to the Administrative Borrower through the Administrative Agent, any obligation of such Lender to make or continue LIBOR Loans or Term SOFR Loans, as applicable, shall be suspended until such Lender notifies the Administrative Agent and the Administrative Borrower that the circumstances giving rise to such determination no longer exist, which such Lender agrees to do promptly after permitted by applicable Laws. Upon receipt of such notice, (x) the Borrowers shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all LIBOR Loans or Term SOFR Loans, as applicable of such Lender to a fixed rate Applicable Rate to be agreed upon by the Administrative Agent and Borrower, either on the last day of the interest period therefor, if such Lender may lawfully continue to maintain such LIBOR Loans or Term SOFR Loans, as applicable, to such day, or immediately, if such Lender may not lawfully continue to maintain such LIBOR Loans or Term SOFR Loans, as applicable, and (y) if such notice asserts the illegality of such Lender determining or charging interest rates based upon LIBOR or Term SOFR, the Administrative Agent shall during the period of such suspension compute the fixed Applicable Rate applicable to such Lender without reference to the LIBOR or Term SOFR component thereof, as applicable until the Administrative Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon LIBOR or Term SOFR, as applicable. Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted.

3.03    Inability to Determine Rates; LIBOR Replacement; LIBOR Reset; Term SOFR Reset, Etc.

(a)        Solely with respect to any Existing Term Loans and notwithstanding anything to the contrary in this Agreement or any other Loan Documents, if the Required Lenders reasonably determine that for any reason in connection with any request for a LIBOR Loan other than the Term Loan P or a continuation thereof that (a) Dollar deposits are not being offered to banks in the London interbank eurodollar market for the applicable amount and interest period of such LIBOR Loan, (b) adequate and reasonable means do not exist for determining LIBOR for any requested interest period with respect to a proposed LIBOR Loan, or (c) LIBOR for any requested interest period with respect to a proposed LIBOR Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Administrative Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain LIBOR Loans (other than the Term Loan P) shall be suspended and, notwithstanding anything in this Agreement to the contrary, (i) all unfunded LIBOR Loans (other than the Term Loan P) shall be funded instead as Base Rate Loans, (ii) all then Existing LIBOR Loans shall be automatically converted to Base Rate Loans on the next Interest Payment Date and (iii) all such Loans shall remain Base Rate Loans until the Interest Payment Date following the date the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice, at which time all such Base Rate Loans shall automatically be converted back to LIBOR Loans.

(b)        Solely with respect to the Existing Term Loans and notwithstanding anything to the contrary in this Agreement or any other Loan Documents, if the Administrative Agent determines (which determination shall be conclusive absent manifest error), or the Borrowers or Required Lenders notify the Administrative Agent (with, in the case of the Required Lenders, a copy to the Borrowers) that the Borrowers or Required Lenders have determined, that:

(i)        adequate and reasonable means do not exist for ascertaining LIBOR for any requested interest period, including, without limitation, because the applicable LIBOR Screen Rate is not available or published on a current basis and such circumstances are unlikely to be temporary; or

(ii)      the ICE Benchmark Administration or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which LIBOR shall no longer be made available, or used for determining the interest rate of loans (such specific date, the “Scheduled Unavailability Date”), or

(iii)    syndicated loans currently being executed, or that include language similar to that contained in this Section, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace LIBOR, then, reasonably promptly after such determination by the Administrative Agent or receipt by the Administrative Agent of such notice, as applicable, the Administrative Agent and the Borrower may amend this Agreement to replace LIBOR with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein) (any such proposed rate, a “LIBOR Successor Rate”), together with any proposed LIBOR Successor Rate Conforming Changes and any such amendment shall become effective at 5:00 p.m. (New York time) on the fifth Business Day after the Administrative Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, Lenders comprising the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders do not accept such amendment.

If no LIBOR Successor Rate has been determined and the circumstances under clause (i) above exist or the Scheduled Unavailability Date has occurred (as applicable), the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain LIBOR Loans (other than the Term Loan P) shall be suspended, (to the extent of the affected Existing LIBOR Loans or interest periods). Upon receipt of such notice, the Borrower may revoke any pending request for a conversion to or continuation of LIBOR Loans (other than the Term Loan P and to the extent of the affected Existing LIBOR Loans or interest periods) or, failing that, will be deemed to have converted such request into a request for a conversion to Base Rate Loans or continuation of Base Rate Loans (subject to the foregoing clause (y)) in the amount specified therein.

Notwithstanding anything else herein, any definition of LIBOR Successor Rate shall provide that in no event shall such LIBOR Successor Rate be less than zero for purposes of this Agreement (other than with respect to the Term Loan I, Term Loan K, Term Loan L, Term Loan M, Term Loan N and/or Term Loan O for so long as there is a corresponding Swap Contract in place relating to such Term Loan I, Term Loan K, Term Loan L, Term Loan M, Term Loan N, and/or Term Loan O, as applicable, that does not have a floor of zero).

For the avoidance of doubt, this Section 3.03(b) shall apply solely to the Existing Term Loans and shall not apply to the Term Loan P, Term Loan Q or Term Loan R.

(c)        Solely with respect to the Term Loan P and notwithstanding anything to the contrary herein or in any other Loan Document:

(i)      Replacing LIBOR. On March 5, 2021 the Financial Conduct Authority (“FCA”), the regulatory supervisor of LIBOR’s administrator (“IBA”), announced in a public statement the future cessation or loss of representativeness of 1-month and 3-month, LIBOR tenor settings. On the earlier of (A) the date that all Available Tenors of LIBOR have either permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative and (B) the Early Opt-in Effective Date, if the then-current Benchmark with respect to the Term Loan P is LIBOR, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(ii)      Replacing Future Benchmarks. Upon the occurrence of a Benchmark Transition Event, the Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 3:00 p.m. on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from the Required Lenders. At any time that the administrator of the then-current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrowers may revoke any request for a borrowing of, conversion to or continuation of Loans to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrowers’ receipt of notice from the Administrative Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrowers will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate loans. During the period referenced in the foregoing sentence, the component of the Alternative Base Rate based upon the Benchmark will not be used in any determination of the Alternative Base Rate.

(iii)    Benchmark Replacement Conforming Changes. In connection with the implementation and administration of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

(iv)    Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrowers and the Lenders of (A) a Term SOFR Transition Event , (B) the implementation of any Benchmark Replacement, and (C) the effectiveness of any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.03(c), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 3.03(c).

(v)  Unavailability of Tenor of Benchmark. At any time (including in connection with the implementation of a Benchmark Replacement), (A) if the then-current Benchmark is a term rate (including Term SOFR or USD LIBOR), then the Administrative Agent may remove any tenor of such Benchmark that is unavailable or non-representative for Benchmark (including Benchmark Replacement) settings and (B) the Administrative Agent may reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings.

(vi)    Climb the Waterfall. Notwithstanding anything to the contrary herein or in any other Loan Document and subject to the proviso below in this clause (vi), if a Term SOFR Transition Event and Term SOFR Transition Date have occurred, then clause (A)(1) of the definition of Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder or under any Loan Document in respect of any setting of such Benchmark on such date and all subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document; provided that, this clause (vi) shall not be effective unless the Administrative Agent has delivered to the Lenders and the Borrowers a Term SOFR Notice.

(vii)    Definitions. As used in this Section 3.03(c):

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if the then-current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an interest period or (y) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date.

“Benchmark” means, initially, LIBOR; provided that if a replacement of the Benchmark has occurred pursuant to this Section 3.03(c), then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof.

“Benchmark Replacement” means, for any Available Tenor:

(A)    For purposes of Section 3.03(c), the first alternative set forth below that can be determined by the Administrative Agent:

(1)    the sum of: (x) Term SOFR and (y) 0.11448% (11.448 basis points) for an Available Tenor of one-month’s duration and 0.26161% (26.161 basis points) for an Available Tenor of three-months’ duration, or

(2)    the sum of: (x) Daily Simple SOFR and (y) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of USD LIBOR with a SOFR-based rate having approximately the same length as the interest payment period specified in Section 3.03(a); and

(B)    For purposes of Section 3.03(c)(ii), the sum of (1) the alternate benchmark rate and (2) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Administrative Agent and the Borrowers as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for U.S. dollar-denominated syndicated credit facilities at such time;

provided that, if the Benchmark Replacement as determined pursuant to clause (A) or (B) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Alternative Base Rate,” the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Transition Event” means, with respect to any then-current Benchmark other than LIBOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating that (A) such administrator has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark or (B) all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored.

“Early Opt-in Effective Date” means, with respect to any Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 3:00 p.m. on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from the Required Lenders.

“Early Opt-in Election” means the occurrence of:

(A)     a notification by the Administrative Agent to (or the request by the Borrowers to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and

(B)    the joint election by the Administrative Agent and the Borrowers to trigger a fallback from LIBOR and the provision by the Administrative Agent of written notice of such election to the Lenders.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to LIBOR; provided that, if no such benchmark rate floor is provided in this Agreement, the “Floor” shall be zero.

“Term SOFR Notice” means a notification by the Administrative Agent to the Lenders and the Borrowers of the occurrence of a Term SOFR Transition Event.

“Term SOFR Transition Event” means the determination by the Administrative Agent that (A) Term SOFR has been recommended for use by the Relevant Governmental Body, (B) the administration of Term SOFR is administratively feasible for the Administrative Agent and (C) replacement of LIBOR has previously occurred in accordance with Section 3.3(c) resulting in a Benchmark Replacement under clause (A)(2) of the definition of Benchmark Replacement.

“Term SOFR Transition Date” means, with respect to a Term SOFR Transition Event, the date that is thirty (30) days (or such later date as the Administrative Agent may specify in the Term SOFR Notice) after the date the Term SOFR Notice is provided by the Administrative Agent to the Lenders and the Administrative pursuant to Section 3.03(c)(vi).

For the avoidance of doubt, this Section 3.03(c) shall apply solely to the Term Loan P and shall not apply to any Existing Term Loan, nor to the Term Loan Q or Term Loan R.

(d)      LIBOR Reset. (i) On the third, sixth and ninth anniversaries of (A) the Restatement Date, solely with respect to Term Loan F, Term Loan G, Term Loan H, Term Loan I, Term Loan J, Term Loan K and Term Loan L, (B) the Second Amendment Effective Date solely with respect to Term Loan N and (C) the Fourth Amendment Effective Date solely with respect to Term Loan O and (ii) on the third anniversary of the First Amendment Effective Date, on the Sixth Amendment Effective Date and each annual anniversary of the Sixth Amendment Effective Date thereafter, solely with respect to Term Loan M (or such other date approximately preceding any such date as described in the foregoing clauses (i) and (ii) as the Administrative Agent and the Borrowers may agree) (each such date as described in the foregoing clauses (i) and (ii), a “Reset Reference Point”) Administrative Agent (x) shall determine the difference (in basis points), if any, between the Current Cost of Funds (as defined below) as of such Reset Reference Point and the Restatement Date Cost of Funds (as defined below) and (y) thereafter shall promptly notify the Lenders and the Borrowers of such difference by delivering a certificate in form and substance mutually acceptable to Administrative Agent and the Borrowers. LIBOR shall be increased or decreased, as applicable, by the amount of such difference (in a like amount of basis points), which increase or decrease shall commence from and as of such Reset

Reference Point and shall remain in effect until the next Reset Reference Point; provided that in no event shall LIBOR for any interest period be reduced below zero; provided, further, that solely with respect to the Term Loan I, Term Loan K, Term Loan L, Term Loan M, Term Loan N and/or Term Loan O, LIBOR may be less than zero so long as there is a corresponding Swap Contract with a Lender, Voting Participant or Affiliate of a Lender or Voting Participant in place relating to such Term Loan I, Term Loan K, Term Loan L, Term Loan M, Term Loan N and/or Term Loan O, as applicable, that does not have a floor of zero. As used in this subsection (d):

“Current Cost of Funds” means, as of any Reset Reference Point, the amount (in basis points and which amount shall be set forth as a negative number if the amount in the following clause (x) is less than the amount in the subsequent clause (y)), if any, by which (x) the LIBOR Floating Note Rate differs from (y) LIBOR for an interest period of one month, in each case determined as of the date that is two Business Days prior to such Reset Reference Point.

“Restatement Date Cost of Funds” means, (a) as of the Restatement Date, 4 basis points, which is the amount by which (x) the LIBOR Floating Note Rate differs from (y) LIBOR for an interest period of one month, in each case determined as of the date that is two Business Days prior to the Restatement Date, (b) as of the First Amendment Effective Date with respect to the Term Loan M, 4 basis points, which is the amount by which (x) the LIBOR Floating Note Rate differs from (y) LIBOR for an interest period of one month, in each case determined as of the date that is two Business Days prior to the First Amendment Effective Date, (c) as of the Second Amendment Effective Date with respect to the Term Loan N, 35 basis points, which is the amount by which (x) the LIBOR Floating Note Rate differs from (y) LIBOR for an interest period of one month, in each case determined as of the date that is two Business Days prior to the Second Amendment Effective Date or (d) as of the Fourth Amendment Effective Date with respect to the Term Loan O, 7 basis points, which is the amount by which (x) the LIBOR Floating Note Rate differs from (y) LIBOR for an interest period of one month, in each case determined as of the date that is two Business Days prior to the Fourth Amendment Effective Date.

“LIBOR Floating Note Rate” means, as of any date of determination, the estimated funding cost (not the actual sale price), including standard underwriting fees, for new three-year or one-year, as applicable, debt Securities indexed to the one-month LIBOR issued by the Farm Credit Funding Corporation into the primary market based on market observations on such date indicated at approximately 9:30 a.m., New York City time; it being understood that such indications represent the Farm Credit Funding Corporation’s best estimate of the cost of new debt issuances based on a combination of daily surveys of selected farm credit selling group members (participating bond dealers) and ongoing monitoring of the fixed income markets for actual, recent, primary market issuance by other government- sponsors of similar bonds and notes and pricing within related derivative markets, particularly the interest rate swap market. Historical information on such funding costs is available, for the prior week, on the Farm Credit Funding Corporation’s website http://www.farmcreditfunding.com/ffcb_live/fundingCostIndex.html) under the “Output” tab of the most recent spreadsheet. Notwithstanding the foregoing, if, in connection with any Reset Reference Point, new floating rate (indexed to the one-month LIBOR or three-month LIBOR, as applicable) debt securities with a three (3) year or one (1) year term, as applicable, are not then being issued into the primary market by the Farm Credit Funding Corporation, then “LIBOR Floating Note Rate” shall mean NWFCS’ best estimate of the cost of such debt securities based on market observations of synthetic (swaps) floating rate indications for similar debt securities or such other replacement benchmark as the Administrative Agent and the Borrowers may mutually agree upon.

By way of example, assuming the Restatement Date Cost of Funds is 15 basis points, (a) if the Current Cost of Funds as of a Reset Reference Point is 35 basis points, then LIBOR for any interest period shall be increased by 20 basis points commencing from and as of such Reset Reference Point, and (b) if the Current Cost of Funds as of a Reset Reference Point is –5 basis points (i.e., the LIBOR Floating Note Rate is 5 basis points less than LIBOR for an interest period of one month, in each case as of such Reset Reference Point), then LIBOR shall be decreased (but not below zero) by 20 basis points commencing from and as of such Reset Reference Point.

(e)        Term SOFR Illegality; etc. (i) If the Administrative Agent shall have determined (which determination shall be conclusive and binding) that, by reason of circumstances affecting the relevant market, adequate and reasonable means do not exist for ascertaining Term SOFR or SOFR during the term of this Agreement, including, without limitation, if Term SOFR or SOFR has been discontinued, is no longer being published or is no longer recognized as an industry standard benchmark interest rate, the Administrative Agent shall choose a new index or index source which it determines, in its sole discretion, is comparable to be effective upon notification thereof to the Borrower and Lenders.

(ii)      Notwithstanding anything to the contrary contained in this Agreement or any other Loan Document, but without limiting Section 3.03(e)(i) above, if the Administrative Agent shall have determined (which determination likewise shall be final and conclusive and binding upon all parties hereto), that (x) the circumstances described in Section 3.03(e)(i) have arisen and that such circumstances are unlikely to be temporary, or (y) the Term SOFR Administrator or a Governmental Authority having or purporting to have jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which Term SOFR (generally) or Term SOFR as published by the Term SOFR Administrator shall no longer be made available, or used for determining interest rates for loans (such specific date, the “Term SOFR Scheduled Unavailability Date”), then, reasonably promptly after such determination by the Administrative Agent and the Borrower may amend this Agreement to replace Term SOFR with an alternate rate of interest, giving due consideration to any evolving or then existing convention for similar Dollar denominated credit facilities for such alternative rates of interest (any such proposed rate, a “Term SOFR Replacement Rate”), and make such other related changes to this Agreement and the other Loan Documents to incorporate the Term SOFR Replacement Rate as may be necessary or appropriate, in the opinion of the Administrative Agent, to effect the provisions of this Section 3.03(e)(i) (provided, that any definition of the Term SOFR Replacement Rate shall specify that in no event shall such Term SOFR Replacement

Rate be less than zero for purposes of this Agreement). Any such amendment will become effective at 5:00 p.m. on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all affected Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. The Term SOFR Replacement Rate shall be applied in a manner consistent with market practice; provided that, to the extent such market practice is not administratively feasible for the Administrative Agent or a market practice does not exist, such Term SOFR Replacement Rate shall be applied as otherwise reasonably determined by the Administrative Agent. For the avoidance of doubt, the parties hereto agree that (1) unless and until a Term SOFR Replacement Rate is determined and an amendment to this Agreement is entered into to effect the provisions of this Section 3.03(e), if the circumstances under clause (x) and (y) of this Section 3.03(e)(ii) exist, the provisions of Section 3.03(e)(i) shall apply and (2) the Term SOFR Replacement Rate may be a forward-looking term rate based on SOFR published by an administrator other than CME Group Benchmark Administration Limited (CBA) or successor thereto.

(f)        Term SOFR Reset. Solely with respect to the Term Loan R, on the fifth anniversary of the Seventh Amendment Effective Date(or such other date approximately preceding such date as the Administrative Agent and the Borrowers may agree) (such date, the “SOFR Reset Reference Point”) the Administrative Agent (x) shall determine the amount (in basis points) by which the Current Cost of Funds (as defined below) as of such SOFR Reset Reference Point exceeds the Seventh Amendment Effective Date Cost of Funds (as defined below) and (y) thereafter shall promptly notify the Lenders and the Borrowers of such excess by delivering a certificate in form and substance mutually acceptable to Administrative Agent and the Borrowers. If the Current Cost of Funds exceeds the Seventh Amendment Effective Date Cost of Funds, the all-in interest rate with respect to Term Loan R shall be increased by the amount of such excess (in a like amount of basis points), which increase shall commence from and as of such SOFR Reset Reference Point and shall remain in effect until the Maturity Date; provided that (i) it is acknowledged and agreed that the Administrative Agent will effect such increase in the form of an adjustment to the 2.00% per annum Applicable Margin above Term SOFR for Term Loan R and (ii) in no event shall the 2.00% per annum Applicable Margin for any interest period be reduced below 2.00% per annum. As used in this subsection (f):

“Current Cost of Funds” means, as of the SOFR Reset Reference Point, the amount (in basis points), if any, by which (x) the SOFR Floating Note Rate differs from (y) Daily Simple SOFR, in each case determined as of the date that is two Business Days prior to the SOFR Reset Reference Point.

“Seventh Amendment Effective Date Cost of Funds” means as of the Seventh Amendment Effective Date, 27 basis points. which is the amount by which (x) the SOFR Floating Note Rate differs from (y) Daily Simple SOFR, in each case determined as of the date that is two Business Days prior to the Seventh Amendment Effective Date.

“SOFR Floating Note Rate” means, as of any date of determination, the estimated funding cost (not the actual sale price), including the applicable “Farm Credit Floating Rate Funding Index Spread” and standard underwriting fees, for new three-year debt securities indexed to overnight

SOFR (reset daily, simple average in arrears) and issued by the Farm Credit Funding Corporation into the primary market based on market observations on such date indicated at approximately 9:30 a.m., New York City time; it being understood that such indications represent the Farm Credit Funding Corporation’s best estimate of the cost of new debt issuances based on a combination of daily surveys of selected farm credit selling group members (participating bond dealers) and ongoing monitoring of the fixed income markets for actual, recent, primary market issuance by other government- sponsors of similar bonds and notes and pricing within related derivative markets, particularly the interest rate swap market. Historical information on such funding costs is available, for the prior week, on the Farm Credit Funding Corporation’s website (https://www.farmcreditfunding.com/ffcb_live/dataCenter/fundingCostIndex.html). Notwithstanding the foregoing, if, in connection with any Reset Reference Point, new floating rate (indexed to overnight SOFR) debt securities with a three (3) year term, are not then being issued into the primary market by the Farm Credit Funding Corporation, then “SOFR Floating Note Rate” shall mean NWFCS’ best estimate of the cost of such debt securities based on market observations of synthetic (swaps) floating rate indications for similar debt securities or such other replacement benchmark as the Administrative Agent and the Borrowers may mutually agree upon.

By way of example, assuming the Seventh Amendment Effective Date Cost of Funds is 15 basis points, if the Current Cost of Funds as of the SOFR Reset Reference Point is 35 basis points, then the all-in interest rate with respect to Term Loan R for any interest period shall be increased by 20 basis points commencing from and as of the SOFR Reset Reference Point.

3.04        Increased Costs; Reserves on LIBOR Loans.

(a)        Increased Costs Generally. If any Change in Law shall:

(i)        impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)        subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)      impose on any Lender or the London interbank market any other condition, cost or expense affecting this Agreement or LIBOR Loans or Term SOFR Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost of such Lender making, continuing or maintaining any Loan the interest on which is determined by reference to LIBOR or Term SOFR (or of maintaining its obligation to make any such Loan), or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount) then, upon request of such Lender, the Borrowers will pay to such Lender, as the case may be, such additional amount or amounts as will compensate such Lender, as the case may be, for such additional costs incurred or reduction suffered.

(b)        Capital Requirements. If any Lender determines that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law, then from time to time the Borrowers will pay to such Lender, as the case may be, such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c)      Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to the Administrative Borrower shall be conclusive absent manifest error. The Borrowers shall pay such Lender, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)          Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of this Section 3.04 shall not constitute a waiver of such Lender’s right to demand such compensation, provided that the Borrowers shall not be required to compensate a Lender pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender, as the case may be, notifies the Administrative Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

(e)        Reserves on LIBOR Loans. The Borrowers shall pay to each Lender, as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as “Eurocurrency liabilities”), additional interest on the unpaid principal amount of each LIBOR Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error), which shall be due and payable on each date on which interest is payable on such Loan, provided the Borrowers shall have received at least 15 days’ prior notice (with a copy to the Administrative Agent) of such additional interest from such Lender. If a Lender fails to give notice 15 days prior to the relevant Interest Payment Date, such additional interest shall be due and payable 15 days from receipt of such notice.

3.05     Compensation for Losses.

Upon demand of any Lender (with a copy to the Administrative Agent) from time to time, the Borrowers shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a)        any payment or prepayment of any Term Loan on a day other than an Interest Payment Date or the Maturity Date for such Term Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise); or

(b)        any failure by the Borrowers (for a reason other than the failure of such Lender to make a Loan) to borrow any applicable Term Loans on the Restatement Date or to prepay any Loan on the date or in the amount notified by the Administrative Borrower, including any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained. The Borrowers shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrowers to the Lenders under this Section 3.05, each Lender shall be deemed to have funded the portion of each LIBOR Loan made by it at LIBOR for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such LIBOR Loan was in fact so funded.

3.06     Mitigation Obligations; Replacement of Lenders.

(a)        Designation of a Different Lending Office. If any Lender requests compensation under Section 3.05, or requires the Borrowers to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, then at the request of the Administrative Borrower such Lender shall, as applicable, use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01, as the case may be, in the future, and (ii) in each case, would not subject such Lender, as the case may be, to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender, as the case may be. The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)        Replacement of Lenders. If any Lender requests compensation under Section 3.05, or if the Borrowers are required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01 and, in each case, such Lender has declined or is unable to designate a different Lending Office in accordance with Section 3.06(a), the Borrowers may replace such Lender in accordance with Section 10.13.

3.07     Survival.

All of the Borrowers’ obligations under this Article III shall survive termination of the Commitments, repayment of all other Obligations hereunder, and resignation of the Administrative Agent.

ARTICLE IV

CONDITIONS PRECEDENT TO BORROWING

4.01     Conditions to the Restatement Date.

The occurrence of the Restatement Date is subject to satisfaction of the following conditions precedent:

(a)        Loan Documents, Organization Documents, Etc. The Administrative Agent’s receipt of the following, each of which shall be originals or telecopies (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party, each dated the Restatement Date (or, in the case of certificates of governmental officials, a recent date before the Restatement Date) and each in form and substance satisfactory to the Administrative Agent, its legal counsel, the Arranger and each of the Lenders:

(i)        executed counterparts of this Agreement and the other Loan Documents;

(ii)      a Note executed by the Borrowers in favor of each Lender requesting a Note for each applicable Term Loan;

(iii)      copies of the Organization Documents of each Loan Party certified by a secretary or assistant secretary of such Loan Party to be true and correct as of the Restatement Date;

(iv)      such certificates of resolutions or other action, incumbency certificates (including specimen signatures) and/or other certificates of Responsible Officers of each Loan Party as the Administrative Agent may require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party; and

(v)      such documents and certifications as the Administrative Agent may reasonably require to evidence that each Loan Party is duly organized or formed, and is validly existing, in good standing and qualified to engage in business in (A) the jurisdiction of its incorporation or organization and (B) each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

(b)        Opinions of Counsel. The Administrative Agent shall have received (i) a legal opinion of Lorrie D. Scott, Vice President, General Counsel and Corporate Secretary of the Borrowers and Guarantors, and (ii) a legal opinion of Perkins Coie LLP, special counsel to the Borrowers, in each case dated as of the Restatement Date and in form and substance reasonably satisfactory to the Administrative Agent.

(c)      Officer’s Certificates. The Administrative Agent shall have received a certificate or certificates executed by a Responsible Officer of the Borrowers as of the Restatement Date, in form and substance satisfactory to the Administrative Agent, (i) stating that (A) the conditions specified in Sections 4.02(a) and (b) have been satisfied as of the Restatement Date, (B) the Borrowers are in compliance with all existing material financial obligations, (C) all governmental, shareholder and third party consents and approvals, if any, with respect to the Loan Documents and the transactions contemplated thereby have been obtained (and attaching copies thereof), (D) no action, suit, investigation or proceeding is pending or threatened in any court or before any arbitrator or governmental instrumentality that purports to affect any Borrower, any Guarantor or any transaction contemplated by the Loan Documents, if such action, suit, investigation or proceeding could have a Material Adverse Effect, (E) immediately after giving effect to the Loans funded on the Restatement Date, (1) no Default or Event of Default exists and (2) all representations and warranties contained herein and in the other Loan Documents are true and correct in all material respects, (ii) (A) attaching copies of all consents, licenses and approvals required in connection with the execution, delivery and performance by the Loan Parties and the validity against the Loan Parties of the Loan Documents to which they are a party, and such consents, licenses and approvals shall be in full force and effect, or (B) stating that no such consents, licenses or approvals are so required, and (iii) demonstrating compliance with the financial covenants contained in Section 6.10 on a Pro Forma Basis after giving effect to the funding of all of the Loans on or about the Restatement Date.

(d)      No Material Adverse Change. There shall not have occurred a material adverse change since December 31, 2017 in the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries taken as a whole or in the facts and information regarding such entities as represented to date.

(e)        Evidence of Insurance. Receipt by the Administrative Agent of evidence that all insurance required to be maintained pursuant to the Loan Documents has been obtained and is in effect.

(f)        Merger. Receipt by the Administrative Agent of the fully executed Merger Agreement evidencing the Merger of Deltic into Portland Merger LLC, certified by the Borrowers to be true and correct as of the Restatement Date and (ii) evidence that the Merger has occurred in accordance with the terms of the Merger Agreement.

(g)        Intentionally deleted.

(h)        Fees. Any fees required to be paid to the Administrative Agent, the Arranger, and/or the Lenders on or before the Restatement Date shall have been paid.

(i)        Attorney Costs. Unless waived by the Administrative Agent, the Borrowers shall have paid all reasonable fees, expenses and disbursements of counsel to the Administrative Agent to the extent invoiced prior to or on the Restatement Date.

(j)        Financial Statements. The Administrative Agent shall have received the Audited Financial Statements, which statements shall be reasonably satisfactory to the Administrative Agent.

(k)        Accuracy of Representations and Warranties. The representations and warranties of the Loan Parties contained in Article V or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct on and as of the Restatement Date.

(l)        No Default. No Default shall exist and be continuing as of the Restatement Date.

(m)        Waiver of Borrower Rights. Receipt by the Administrative Agent of the executed Waiver of Borrower Rights.

(n)        Other. Receipt by the Lenders of such other assurances, certificates, documents, consents or opinions as the Administrative Agent or the Lenders reasonably may require.

Without limiting the generality of the provisions of the last paragraph of Section 9.03, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Restatement Date specifying its objection thereto.

4.02        Additional Conditions to the Borrowings.

The obligation of each Lender to fund its portion of the applicable Term Loan is subject to the following conditions precedent:

(a)        The representations and warranties of the Borrowers and each other Loan Party contained in Article V or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct in all material respects (or, in the case of representations and warranties qualified as to materiality or Material Adverse Effect, in all respects) on and as of the date of the Borrowing, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and except that for purposes of this Section 4.02, the representations and warranties contained in Sections 5.01(a) and (b) shall be deemed to refer to the most recent financial statements furnished pursuant to clauses (a) and (b), respectively, of Section 6.01.

(b)        No Default shall exist, or would result from the Borrowing or from the application of proceeds thereof.

(c)        There shall not have been commenced against any Consolidated Party an involuntary case under any applicable Debtor Relief Law, now or hereafter in effect, or any case, proceeding or other action for the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Person or for any substantial part of its Property or for the winding up or liquidation of its affairs, and such involuntary case or other case, proceeding or other action shall remain undismissed.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

The Loan Parties, jointly and severally, represent and warrant to the Administrative Agent and the Lenders that:

5.01        Financial Condition.

(a)        The Audited Financial Statements (i) have been audited by KPMG LLP, (ii) have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby, except as otherwise expressly noted therein and (iii) present fairly (on the basis disclosed in the footnotes to such financial statements) in all material respects the consolidated financial condition, results of operations and cash flows of the Consolidated Parties as of such date and for such periods. The unaudited interim balance sheets of the Consolidated Parties as at the end of, and the related unaudited interim statements of earnings and of cash flows for, each quarterly period ended after December 31, 2017 and prior to the Restatement Date (i) have been prepared in accordance with GAAP consistently applied throughout the periods covered thereby, except as otherwise expressly noted therein and (ii) present fairly (on the basis disclosed in the footnotes to such financial statements) in all material respects the consolidated financial condition, results of operations and cash flows of the Consolidated Parties as of such date and for such periods. Except for the Merger, during the period from December 31, 2017 to and including the Restatement Date, there has been no sale, transfer or other disposition by any Consolidated Party of any material part of the business or property of the Consolidated Parties, taken as a whole, and no purchase or other acquisition by any of them of any business or property (including any Capital Stock of any other Person) material in relation to the consolidated financial condition of the Consolidated Parties, taken as a whole, in each case, which is not reflected in the foregoing financial statements or in the notes thereto and has not otherwise been disclosed in writing to the Lenders on or prior to the Restatement Date. As of the Restatement Date, the Borrowers and their Subsidiaries have no material liabilities (contingent or otherwise) that are not reflected in the foregoing financial statements or in the notes thereto.

(b)        The financial statements delivered pursuant to Section 6.01(a) and (b) have been prepared in accordance with GAAP (except as may otherwise be permitted under Section 6.01(a) and (b)) and present fairly (on the basis disclosed in the footnotes to such financial statements) the consolidated financial condition, results of operations and cash flows of the Consolidated Parties as of such date and for such periods.

5.02        No Material Change; No Internal Control Event.

(a)        Since the date of the Audited Financial Statements, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect other than facts, circumstances, changes or events which, as of the Restatement Date, have been disclosed in the Borrowers’ public filings with the SEC (to the extent so disclosed).

(b)        Since the date of the Audited Financial Statements, no Internal Control Event has occurred that has not been (i) disclosed to the Administrative Agent and the Lenders and (ii) remedied or otherwise diligently addressed (or is in the process of being diligently addressed) by the Borrowers and/or the applicable Loan Party in accordance with recommendations made by the Borrowers’ and/or such Loan Party’s auditors.

5.03        Organization and Good Standing.

Each of the Consolidated Parties (a) is duly organized, validly existing and is in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has the corporate or other necessary power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged and (c) is duly qualified as a foreign entity and in good standing under the Laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification, other than in such jurisdictions where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect.

5.04        Power; Authorization; Enforceable Obligations.

Each of the Loan Parties has the corporate or other necessary power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party, and in the case of the Borrowers, to obtain extensions of credit hereunder, and has taken all necessary corporate or other necessary action to authorize the borrowings and other extensions of credit on the terms and conditions of this Agreement and to authorize the execution, delivery and performance of the Loan Documents to which it is a party. No consent or authorization of, filing with, notice to or other similar act by or in respect of, any Governmental Authority or any other Person is required to be obtained or made by or on behalf of any Loan Party in connection with the borrowings or other extensions of credit hereunder or with the execution, delivery, performance, validity or enforceability of the Loan Documents to which such Loan Party is a party, except for consents, authorizations, notices and filings described in Schedule 5.04, all of which have been obtained or made or have the status described in such Schedule 5.04. This Agreement has been, and each other Loan Document to which any Loan Party is a party will be, duly executed and delivered on behalf of the Loan Parties. This Agreement constitutes, and each other Loan Document to which any Loan Party is a party when executed and delivered will constitute, a legal, valid and binding obligation of such Loan Party enforceable against such party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

5.05        No Conflicts.

Neither the execution and delivery of the Loan Documents, nor the consummation of the transactions contemplated therein, nor performance of and compliance with the terms and provisions thereof by such Loan Party will (a) violate or conflict with any provision of its articles or certificate of incorporation or bylaws or other organizational or governing documents of such Person, (b) violate, contravene or materially conflict with any Law or any other law, regulation (including, without limitation, Regulation U or Regulation X), order, writ, judgment, injunction, decree or permit applicable to it, (c) violate, contravene or conflict with contractual provisions of, or cause an event of default under, any material indenture, loan agreement, mortgage, deed of trust, contract or other agreement or instrument to which it is a party or by which it may be bound or (d) result in or require the creation of any Lien upon or with respect to its properties.

5.06        No Default.

No Consolidated Party is in default in any respect under any contract, lease, loan agreement, indenture, mortgage, security agreement or other agreement or obligation to which it is a party or by which any of its properties is bound which default could reasonably be expected to have a Material Adverse Effect. No Default or Event of Default has occurred or exists except as previously disclosed in writing to the Lenders.

5.07        Ownership; Liens.

Each Consolidated Party is the owner of, and has good and marketable title to, all of its respective assets except for defects in title as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Property of the Borrowers (including the Timberlands) and their Subsidiaries are not subject to any Lien other than Permitted Liens. The Timberlands are not subject to any easements which, individually or in the aggregate, impair the value of the Timberlands as commercial timberlands in any material respect or materially detract from the use of the Timberlands, in each case taken as a whole, as such.

5.08        Indebtedness.

Except as otherwise permitted under Section 7.01, the Consolidated Parties have no Indebtedness. Without limiting the foregoing, there are no Material Subsidiaries that have incurred any Indebtedness related to the Borrowers, including providing a Guarantee with respect to any Indebtedness of the Borrowers, unless such Material Subsidiary has become a Guarantor in accordance with Section 6.11.

5.09        Litigation.

Schedule 5.09 sets forth any material litigation of the Company and its Subsidiaries on the Restatement Date. There does not exist any pending or, to the knowledge of the Company, threatened action, suit or legal, equitable, arbitration or administrative proceeding against the Company and its Subsidiaries which could reasonably be expected to have a Material Adverse Effect, and there has been no adverse change in the status of or in the financial effect on the Company and its Subsidiaries as a result of the matters described in Schedule 5.09.

5.10        Taxes.

Each Consolidated Party has filed, or caused to be filed, all material tax returns (Federal, state, local and foreign) required to be filed and paid (a) all amounts of material taxes shown thereon to be due (including interest and penalties) and (b) all other material taxes, fees, assessments and other governmental charges (including mortgage recording taxes, documentary stamp taxes and intangibles taxes) owing by it, except for such taxes (i) which are not yet delinquent or (ii) that are being contested in good faith and by proper proceedings, and against which adequate reserves are being maintained in accordance with GAAP. No Loan Party is aware as of the Restatement Date of any proposed material tax assessments against it or any other Consolidated Party.

5.11        Compliance with Law.

Each Consolidated Party is in compliance with all Laws and all other laws, rules, regulations, orders and decrees (including without limitation Environmental Laws) applicable to it, or to its properties, unless such failure to comply could not reasonably be expected to have a Material Adverse Effect. No Law could reasonably be expected to cause a Material Adverse Effect.

5.12        ERISA.

Except as disclosed and described in Schedule 5.12 attached hereto:

(a)        During the five-year period prior to the date on which this representation is made or deemed made: (i) no ERISA Event has occurred, and, to the best knowledge of the Responsible Officers of the Loan Parties, no event or condition has occurred or exists as a result of which any ERISA Event could reasonably be expected to occur, with respect to any Plan; (ii) each Plan has been maintained, operated, and funded in compliance with its own terms and in material compliance with the provisions of ERISA, the Code, and any other applicable Federal or state laws; (iii) no Lien in favor of the PBGC or a Plan has arisen or is reasonably likely to arise on account of any Plan; and (iv) the minimum required contribution (as defined in Code Section 430(a)) has been contributed for any Pension Plan except if the failure to make the minimum required contribution could not reasonably be expected to have a Material Adverse Effect.

(b)        The projected benefit obligation under each Single Employer Plan, as of the last annual valuation date prior to the date on which this representation is made or deemed made (determined, in each case, in accordance with FASB ASC 715, utilizing the actuarial assumptions used in such Plan’s most recent actuarial valuation report), did not exceed as of such valuation date the fair market value of the assets of such Plan by more than $150,000,000 in the aggregate for all such Plans.

(c)        Neither any Consolidated Party nor any ERISA Affiliate has incurred, or, to the best knowledge of the Responsible Officers of the Loan Parties, could be reasonably expected to incur, any withdrawal liability under ERISA to any Multiemployer Plan or Multiple Employer Plan. Neither any Consolidated Party nor any ERISA Affiliate would become subject to any withdrawal liability under ERISA if any Consolidated Party or any ERISA Affiliate were to withdraw completely from all Multiemployer Plans and Multiple Employer Plans as of the valuation date most closely preceding the date on which this representation is made or deemed made. Neither any Consolidated Party nor any ERISA Affiliate has received any notification that any Multiemployer Plan is in reorganization (within the meaning of Section 4241 of ERISA), is insolvent (within the meaning of Section 4245 of ERISA), or has been terminated (within the meaning of Title IV of ERISA), and no Multiemployer Plan is, to the best knowledge of the Responsible Officers of the Loan Parties, reasonably expected to be in reorganization, insolvent, or terminated.

(d)        No prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) other than as exempted under Section 408 of ERISA or breach of fiduciary responsibility has occurred with respect to a Plan which has subjected or may subject any Consolidated Party or any ERISA Affiliate to any material liability under Sections 406, 409, 502(i), or 502(l) of ERISA or Section 4975 of the Code, or under any agreement or other instrument pursuant to which any Consolidated Party or any ERISA Affiliate has agreed or is required to indemnify any Person against any such liability.

(e)        Except as reported in the Audited Financial Statements, neither any Consolidated Party nor any ERISA Affiliate has any material liability with respect to “expected post-retirement benefit obligations” within the meaning of FASB ASC 715. Each Plan which is a welfare plan (as defined in Section 3(1) of ERISA) to which Sections 601-609 of ERISA and Section 4980B of the Code apply has been administered in compliance in all material respects of such sections.

(f)        Neither the execution and delivery of this Agreement nor the consummation of the financing transactions contemplated hereunder will involve any transaction which is subject to the prohibitions of Sections 404, 406 or 407 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975 of the Code. The representation by the Loan Parties in the preceding sentence is subject, in the event that the source of the funds used by the Lenders in connection with this transaction is an insurance company’s general asset account, to the application of Prohibited Transaction Class Exemption 95-60, 60 Fed. Reg. 35,925 (1995), compliance with the regulations issued under Section 401(c)(1)(A) of ERISA, or the issuance of any other prohibited transaction exemption or similar relief, to the effect that assets in an insurance company’s general asset account do not constitute assets of an “employee benefit plan” within the meaning of Section 3(3) of ERISA or a “plan” within the meaning of Section 4975(e)(1) of the Code.

(g)        Borrower represents and warrants as of the Restatement Date that the Borrower is not and will not be using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans or the Commitments.

5.13        Corporate Structure; Capital Stock, Etc.

The corporate capital and ownership structure of the Consolidated Parties as of the Restatement Date is as described on Schedule 5.13. Set forth on Schedule 5.13 is a complete and accurate list as of the Restatement Date with respect to each of the Borrowers’ direct and indirect Subsidiaries of (i) jurisdiction of incorporation, (ii) number of shares of each class of Capital Stock outstanding, (iii) number and percentage of outstanding shares of each class owned (directly or indirectly) by the Consolidated Parties and (iv) number and effect, if exercised, of all outstanding options, warrants, rights of conversion or purchase and all other similar rights with respect thereto as of the Restatement Date. The outstanding Capital Stock of all such Persons is validly issued, fully paid and non-assessable and is owned by the Consolidated Parties, directly or indirectly, in the manner set forth on Schedule 5.13, free and clear of all Liens. Other than as set forth in Schedule 5.13, none of the Borrowers’ Subsidiaries has outstanding any securities convertible into or exchangeable for its Capital Stock nor does any such Person have outstanding any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to its Capital Stock.

5.14        Governmental Regulations, Etc.

(a)        None of the transactions contemplated by this Agreement (including, without limitation, the direct or indirect use of the proceeds of the Loans) will violate or result in a violation of the Securities Act, the Securities Exchange Act of 1934 or any of Regulations U and X. If requested by any Lender or the Administrative Agent, the Borrowers will furnish to the Administrative Agent and each Lender a statement, in conformity with the requirements of FR Form U-1 referred to in Regulation U, that no part of the proceeds of the Loans will be used, directly or indirectly, for the purpose of “buying” or “carrying” any “margin stock” within the meaning of Regulations U and X, or for the purpose of purchasing or carrying or trading in any securities.

(b)        None of the Consolidated Parties is (i) an “investment company”, or a company “controlled” by an “investment company”, within the meaning of the Investment Company Act of 1940, as amended, (ii) a “holding company” as defined in, or otherwise subject to regulation under, the Public Utility Holding Company Act of 1935, as amended or (iii) subject to regulation under any other Federal or state statute or regulation which limits its ability to incur Indebtedness.

5.15        Purpose of Loans.

The proceeds of (v) the Term Loans (other than the Term Loan I, the Term Loan J, the Term Loan K and the Term Loan L) hereunder shall be used solely by the Borrowers to fund (or refinance prior fundings for) timberland, timberland lease or timber deed purchases, (w) the Term

Loan I hereunder shall be used solely by the Borrowers to refinance existing Indebtedness, (x) the Term Loan J shall be used solely by the Borrowers to refinance existing Indebtedness, to finance working capital needs, to finance acquisitions and for other general corporate purposes of the Borrowers and their Subsidiaries, (y) the Term Loan K, the Term Loan L, the Term Loan M, the Term Loan N, the Term Loan O and the Term Loan P hereunder shall be used solely by the Borrowers to (i) refinance existing Indebtedness, (ii) pay fees and expenses incurred in connection herewith, and (iii) for general corporate purposes of the Borrowers and their Subsidiaries and (z) the Term Loan Q and Term Loan R hereunder shall be used solely by the Borrowers to (i) refinance existing Indebtedness of CatchMark in connection with the CatchMark Merger and (ii) pay fees and expenses incurred in connection herewith.

5.16        Environmental Matters.

Except as disclosed and described on Schedule 5.16 or except as could not reasonably be expected to result in a Material Adverse Effect:

(a)        Each of the real Properties and all operations at the real Properties are in compliance with all applicable Environmental Laws, there is no violation of any Environmental Law with respect to the real Properties or the businesses, and to the best knowledge of the Responsible Officers of the Loan Parties, there are no conditions relating to the real Properties or the businesses that could give rise to liability under any applicable Environmental Laws.

(b)        None of the real Properties contains, or to the best knowledge of the Responsible Officers of the Loan Parties, has previously contained, any Hazardous Materials at, on or under the real Properties in amounts or concentrations that constitute or constituted a violation of, or could give rise to liability under, Environmental Laws.

(c)        No Consolidated Party has received any written or verbal notice of, or inquiry from any Governmental Authority alleging any violation, non-compliance, liability or potential liability pursuant to, or regarding compliance with, Environmental Laws with regard to any of the real Properties or the businesses, nor does any Responsible Officer of any Loan Party have knowledge or reason to believe that any such notice will be received or is being threatened.

(d)        Hazardous Materials have not been transported or disposed of from the real Properties, or generated, treated, stored or disposed of at, on or under any of the real Properties or any other location, in each case by or on behalf of any Consolidated Party in violation of, or in a manner that to the best knowledge of the Responsible Officers of the Loan Parties could give rise to liability under, any applicable Environmental Law.

(e)        No judicial proceeding or governmental or administrative action is pending or, to the best knowledge of the Responsible Officers of the Loan Parties, threatened, under any Environmental Law to which any Consolidated Party is or will be named as a party, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to the Consolidated Parties, the real Properties or the businesses.

(f)        There has been no release, or threat of release, of Hazardous Materials at or from the real Properties, or arising from or related to the operations (including, without limitation, disposal) of any Consolidated Party in connection with the real Properties or otherwise in connection with the businesses, in violation of or in amounts or in a manner that to the best knowledge of the Responsible Officers of the Loan Parties could give rise to liability under Environmental Laws.

5.17        Solvency.

The Loan Parties are Solvent on a consolidated basis.

5.18        Investments.

All Investments of each Consolidated Party are Permitted Investments.

5.19        Disclosure.

Neither this Agreement nor any financial statements delivered to the Lenders nor any other document, certificate or statement furnished to the Lenders by or on behalf of any Consolidated Party in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein or herein not misleading.

5.20        No Burdensome Restrictions.

No Consolidated Party is a party to any agreement or instrument or subject to any other obligation or any charter or corporate restriction or any provision of any applicable Law which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.21        Brokers’ Fees.

No Consolidated Party has any obligation to any Person in respect of any finder’s, broker’s, investment banking or other similar fee in connection with any of the transactions contemplated under the Loan Documents.

5.22        Labor Matters.

None of the Consolidated Parties has suffered any strikes, walkouts, work stoppages or other material labor difficulty within the last five years which has had or could reasonably be expected to have a Material Adverse Effect.

5.23        REIT Status.

PotlatchDeltic is duly organized as a REIT.

5.24        Business Locations.

Set forth on Schedule 5.24(a) is the chief executive office, jurisdiction of incorporation or formation and principal place of business of each Loan Party as of the Restatement Date. Set forth on Schedule 5.24(b) is a list of all Timberlands that are owned by the Loan Parties as of the Restatement Date, which list sets forth the county and state in which such Timberlands are located and the approximate acreage in each state. Set forth on Schedule 5.24(c) is a list of all Manufacturing Facilities that are owned by the Loan Parties as of the Restatement Date, which list sets forth the city, county and state in which each such Manufacturing Facility is located.

5.25        Casualty, Etc.

Neither the business nor the properties of any Loan Party or any of its Subsidiaries are affected by any fire, explosion, accident, strike, lockout or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or of the public enemy or other casualty (whether or not covered by insurance) that, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.26        Intellectual Property.

The Consolidated Parties own, or possess the right to use, all of the trademarks, service marks, trade names, copyrights, patents, patent rights, franchises, licenses and other intellectual property rights (collectively, “IP Rights”) that are reasonably necessary for the operation of their respective businesses, without conflict with the rights of any other Person. To the best knowledge of the Borrowers, no slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by the Consolidated Parties infringes upon any rights held by any other Person.

5.27        Insurance.

The properties of the Consolidated Parties are insured with financially sound and reputable insurance companies not Affiliates of the Borrowers, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Borrowers or the applicable Subsidiary operates.

5.28        Anti-Corruption Laws.

The Borrower and its Subsidiaries have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

5.29        Affected Financial Institution.

Neither Borrower nor any other Loan Party is an Affected Financial Institution.

5.30        Beneficial Ownership.

As of the Closing Date, the information contained in the Beneficial Ownership Certificate (if any) is true and correct in all respects.

ARTICLE VI

AFFIRMATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, or a Term Loan or other Obligation hereunder shall remain unpaid or unsatisfied, each Loan Party hereby covenants and agrees to the following:

6.01        Information Covenants.

The Loan Parties will furnish, or cause to be furnished, to the Administrative Agent and each of the Lenders:

(a)        Annual Financial Statements. As soon as available, but in any event no later than the earlier of (i) the 90th day after the end of each fiscal year of the Borrowers and (ii) the day that is three (3) Business Days after the date the Borrowers’ annual report on Form 10-K is required to be filed with the SEC, a consolidated balance sheet of the Consolidated Parties as of the end of such fiscal year, together with related consolidated statements of income, comprehensive income, cash flows and stockholders’ equity for such fiscal year, in each case setting forth in comparative form consolidated figures for the preceding fiscal year, all such financial information described above to be in reasonable form and detail and audited by independent certified public accountants of recognized national standing reasonably acceptable to the Administrative Agent and whose opinion shall be to the effect that such financial statements have been prepared in accordance with GAAP (except for changes with which such accountants concur) and shall not be limited as to the scope of the audit or qualified as to the status of the Consolidated Parties as a going concern or any other material qualifications or exceptions.

(b)        Quarterly Financial Statements. As soon as available, but in any event no later than the earlier of (i) the 45th day after the end of each of the first three fiscal quarters of each fiscal year of the Borrowers and (ii) the day that is three (3) Business Days after the date the Borrowers’ quarterly report on Form 10-Q is required to be filed with the SEC, a consolidated balance sheet of the Consolidated Parties as of the end of such fiscal quarter, together with related consolidated statements of income, comprehensive income and cash flows for such fiscal quarter, in each case setting forth in comparative form consolidated figures for (x) the corresponding period of the preceding fiscal year with respect to the income, comprehensive income and cash flow statements of the Consolidated Parties and (y) the end of the preceding fiscal year with respect to the balance sheet of the Consolidated Parties, all such financial information described above to be in reasonable form and detail and reasonably acceptable to the Administrative Agent, and accompanied by a certificate of a Responsible Officer of PotlatchDeltic to the effect that such quarterly financial statements fairly present in all material respects the financial condition of the Consolidated Parties and have been prepared in accordance with GAAP, subject to changes resulting from audit and normal year-end audit adjustments.

(c)        Officer’s Compliance Certificate. At the time of delivery of the financial statements provided for in Sections 6.01(a) and 6.01(b) above, a duly completed Compliance Certificate signed by a Responsible Officer of PotlatchDeltic substantially in the form of Exhibit B (i) demonstrating compliance with the financial covenants contained in Section 6.10 by calculation thereof as of the end of each such fiscal period and (ii) stating that no Default or Event of Default exists, or if any Default or Event of Default does exist, specifying the nature and extent thereof and what action the Loan Parties propose to take with respect thereto.

(d)        Annual Budgets. Within 30 days after the end of each fiscal year of the Borrowers, beginning with the fiscal year ending December 31, 2018, an annual budget of the Consolidated Parties containing, among other things, pro forma consolidated financial statements (including consolidated income statement, consolidated balance sheet and consolidated statement of cash flows) for the next fiscal year.

(e)        Auditor’s Reports. Promptly upon receipt thereof, a copy of any other report or “management letter” submitted by independent accountants to any Consolidated Party in connection with any annual, interim or special audit of the books of such Person.

(f)        Reports. Promptly upon transmission or receipt thereof, (i) copies of any filings and registrations with, and reports to or from, the SEC, or any successor agency, and copies of all financial statements, proxy statements, notices and reports as any Consolidated Party shall send to its shareholders or to a holder of any Indebtedness owed by any Consolidated Party in its capacity as such a holder and (ii) upon the reasonable request of the Administrative Agent, all reports and material written information to and from the United States Environmental Protection Agency, or any state or local agency responsible for environmental matters, the United States Occupational Health and Safety Administration, or any state or local agency responsible for health and safety matters, or any successor agencies or authorities concerning environmental, health or safety matters.

(g)        Notices. Upon any Responsible Officer of a Loan Party obtaining knowledge thereof, the Loan Parties will give written notice to the Administrative Agent and the Lenders (i) immediately of the occurrence of an event or condition consisting of a Default or Event of Default, specifying the nature and existence thereof and what action the Loan Parties propose to take with respect thereto, (ii) promptly of the occurrence of any of the following with respect to any Consolidated Party: (A) of any matter that has resulted or could be reasonably expected to result in a Material Adverse Effect including without limitation (I) the pendency or commencement of any litigation, arbitral or governmental proceeding against such Person which if adversely determined is likely to have a Material Adverse Effect or (II) the institution of any proceedings against such Person with respect to, or the receipt of notice by such Person of potential liability or responsibility for violation, or alleged violation of any Federal, state or local law, rule or regulation, including but not limited to, Environmental Laws, the violation of which could have a Material Adverse Effect, (B) any material change in accounting policies or financial reporting practices by such Person, (C) the occurrence of any Internal Control Event or (D) any announcement by Moody’s or S&P of any change or possible change in a Debt Rating and (iii) notice of a change to the list of Manufacturing Facilities contained in Schedule 5.24(c).

(h)        ERISA. Upon any Responsible Officer of a Loan Party obtaining knowledge thereof, the Loan Parties will give written notice to the Administrative Agent promptly (and in any event within fifteen Business Days) of: (i) any event or condition, including, but not limited to, any Reportable Event, that constitutes, or could reasonably be expected to constitute, an ERISA Event; (ii) with respect to any Multiemployer Plan, the receipt of notice as prescribed in ERISA or otherwise of any withdrawal liability assessed against the Loan Parties or any ERISA Affiliates, or of a determination that any Multiemployer Plan is in reorganization or insolvent (both within the meaning of Title IV of ERISA); (iii) the failure to make full payment on or before the due date (including extensions) thereof of all amounts which any Consolidated Party or any ERISA Affiliate is required to contribute to each Plan pursuant to its terms and as required to meet the minimum funding standard set forth in ERISA and the Code with respect thereto; or (iv) any change in the funding status of any Plan, in each case that could reasonably be expected to have a Material Adverse Effect, together with a description of any such event or condition or a copy of any such notice and a statement by a Responsible Officer of the Borrowers briefly setting forth the details regarding such event, condition, or notice, and the action, if any, which has been or is being taken or is proposed to be taken by the Loan Parties with respect thereto. Promptly upon request, the Loan Parties shall furnish the Administrative Agent and the Lenders with such additional information concerning any Plan as may be reasonably requested, including, but not limited to, copies of each annual report/return (Form 5500 series), as well as all schedules and attachments thereto required to be filed with the Department of Labor and/or the IRS pursuant to ERISA and the Code, respectively, for each “plan year” (within the meaning of Section 3(39) of ERISA).

(i)        Other Information. With reasonable promptness upon any such request, such other information regarding the business, properties or financial condition of any Consolidated Party as the Administrative Agent or any Lender may reasonably request.

Documents required to be delivered pursuant to Section 6.01(a), (b) or (f) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which PotlatchDeltic posts such documents, or provides a link thereto on PotlatchDeltic’s website on the Internet at the website address listed on Schedule 10.02; or (ii) on which such documents are posted on the Borrowers’ behalf on SyndTrak, IntraLinks or another relevant website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that: (i) upon written request by the Administrative Agent, PotlatchDeltic shall deliver paper copies of such documents to the Administrative Agent until a written request to cease delivering paper copies is given by the Administrative Agent and (ii) PotlatchDeltic shall notify (which may be by facsimile or electronic mail) the Administrative Agent and each Lender of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding anything contained herein, in every instance PotlatchDeltic shall be required to provide paper copies of the Compliance Certificates required by Section 6.01(c) to the Administrative Agent. Except for such Compliance Certificates, the Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrowers with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

The Borrowers hereby acknowledge that (a) the Administrative Agent and/or the Arranger will make available to the Lenders information provided by or on behalf of the Borrowers hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on SyndTrak or another similar electronic system (the “Platform”) and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders who may have personnel who do not wish to receive material non-public information with respect to the Borrowers or their Affiliates, or their respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Person’s securities) (each, a “Public Lender”). The Borrowers hereby agree that they will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrowers shall be deemed to have authorized the Administrative Agent, the Arranger and the Lenders to treat such Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to the Borrowers or their securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 10.07); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information;” and (z) the Administrative Agent and the Arranger shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.”

6.02        Preservation of Existence, Franchises and REIT Status.

Except as a result of or in connection with a dissolution, merger or disposition of a Subsidiary not prohibited by Section 7.04 or Section 7.05, each Loan Party will, and will cause each of its Subsidiaries to, do all things necessary to (a) preserve and keep in full force and effect its existence, (b) where failure to do so could reasonably be expected to have a Material Adverse Effect, preserve and keep in full force and effect its rights, franchises and authority and (c) in the case of PotlatchDeltic, maintain REIT status.

6.03        Books and Records.

Each Loan Party will, and will cause each of its Subsidiaries to, keep complete and accurate books and records of its transactions in accordance with GAAP (including the establishment and maintenance of appropriate reserves).

6.04        Compliance with Law.

Each Loan Party will, and will cause each of its Subsidiaries to:

(a)        comply with all Laws applicable to it and its Property if noncompliance with any such Laws could reasonably be expected to have a Material Adverse Effect. The Borrowers will notify the Administrative Agent and each Lender that previously received a Beneficial Ownership Certification (or a certification that the Borrowers qualify for an express exclusion to the “legal entity customer” definition under the Beneficial Ownership Regulation) of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified therein (or, if applicable, the Borrowers ceasing to fall within an express exclusion to the definition of “legal entity customer” under the Beneficial Ownership Regulation) and (c) promptly upon the reasonable request of the Administrative Agent or any Lender, provide the Administrative Agent or directly to such Lender, as the case may be, any information or documentation requested by it for purposes of complying with the Beneficial Ownership Regulation.

(b)        without limiting the generality of the foregoing clause (a), comply, and cause all lessees and other Persons operating or occupying its properties to comply with all applicable Environmental Laws and environmental permits; obtain and renew all environmental permits necessary for its operations and properties; and conduct any investigation, study, sampling and testing, and undertake any cleanup, removal, remedial or other action necessary to remove and clean up all Hazardous Materials from any of its properties, in accordance with the requirements of all Environmental Laws if, in each case, such noncompliance, action or inaction (i) could reasonably be expected to have a Material Adverse Effect or (ii) materially diminishes the Consolidated Timberland Value; provided, however, that neither the Borrowers nor any of their Subsidiaries shall be required to undertake any such cleanup, removal, remedial or other action to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances in accordance with GAAP.

6.05        Payment of Taxes and Other Claims.

Each Loan Party will, and will cause each of its Subsidiaries to, pay and discharge (a) all taxes, assessments and governmental charges or levies imposed upon it, or upon its income or profits, or upon any of its Properties, before they shall become delinquent and (b) all lawful claims (including claims for labor, materials and supplies) which, if unpaid, might give rise to a Lien upon any of its properties; provided, however, that no Consolidated Party shall be required to pay any such tax, assessment, charge, levy or claim which is being contested in good faith by appropriate proceedings and as to which adequate reserves therefor have been established in accordance with GAAP.

6.06        Insurance.

Each Loan Party will, and will cause each of its Subsidiaries to, at all times maintain in full force and effect insurance (including worker’s compensation insurance, liability insurance, property insurance and business interruption insurance) with financially sound and reputable insurance companies not Affiliates of the Borrowers (excluding the Borrowers’ mutual insurance arrangement for workers compensation insurance in Idaho), with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts covering such risks and liabilities and with such deductibles or self insurance retentions as are customarily carried under similar circumstances by such other Persons.

6.07        Maintenance of Property; Management of Timberlands.

Each Loan Party will, and will cause each of its Subsidiaries to, maintain and preserve its properties and equipment material to the conduct of its business in good repair, working order and condition, normal wear and tear and Involuntary Dispositions excepted. Each Loan Party will, and will cause each of its Subsidiaries to, manage its Timberlands in accordance with the guidelines established by either SFI, Inc. or the Forest Stewardship Council.

6.08        Use of Proceeds.

The Borrowers will use the proceeds of the Term Loans solely for the purposes set forth in Section 5.15.

6.09        Audits/Inspections.

Upon reasonable notice and during normal business hours, each Loan Party will, and will cause each of its Subsidiaries to, permit representatives appointed by the Administrative Agent or the Required Lenders, including, without limitation, independent accountants, agents, attorneys, and appraisers to visit and inspect its property, including its books and records, its accounts receivable and inventory, its facilities and its other business assets, and to make photocopies or photographs thereof and to write down and record any information such representative obtains and shall permit the Administrative Agent or its representatives to investigate and verify the accuracy of information provided to the Lenders and to discuss all such matters with the officers, employees and representatives of such Person; provided, however, that when an Event of Default has occurred and is continuing, the Administrative Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the Borrowers at any time during normal business hours and, to the extent commercially practicable, with advance notice.

6.10        Financial Covenants.

(a)        Interest Coverage Ratio. The Interest Coverage Ratio, as of the last day of each fiscal quarter of the Consolidated Parties, shall be greater than or equal to 3.00 to 1.00.

(b)        Leverage Ratio. The Consolidated Leverage Ratio, as of the last day of each fiscal quarter of the Consolidated Parties, shall not be greater than 40%; provided that, if such ratio is greater than 40.0%, then the Borrowers shall be deemed to be in compliance with this Section 6.10(b) so long as (a) such ratio does not exceed 50.0% for a period of more than two consecutive fiscal quarters, (b) the Borrowers have not maintained compliance with this Section 6.10(b) in reliance on this proviso more than two times during the term of this Agreement, (c) such ratio is not greater than 50.0% at any time and (d) the circumstances causing such ratio to exceed 40.0% occurred in the Consolidated Parties’ ordinary course of business and are otherwise permitted hereunder.

6.11        Additional Guarantors.

The Administrative Borrower shall notify the Administrative Agent at the time that any Person becomes a wholly-owned Material Subsidiary that has given a guaranty of, or otherwise incurred any Indebtedness related to the Borrowers, and promptly thereafter (and in any event within 30 days), cause each such Person (other than any Foreign Subsidiary to the extent the joinder as a Guarantor by such Foreign Subsidiary could reasonably be expected to (1) cause the undistributed earnings of such Foreign Subsidiary as determined for United States federal income tax purposes to be treated as a deemed dividend to such Foreign Subsidiary’s United States parent or (2) result in any material adverse tax consequences) to (i) become a Guarantor by executing and delivering to the Administrative Agent a Joinder Agreement, and (ii) deliver to the Administrative Agent documents of the types referred to in clauses (iii), (iv) and (v) of Section 4.01(a) and favorable opinions of counsel to such Person (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to herein), all in form, content and scope reasonably satisfactory to the Administrative Agent.

6.12        Performance of Obligations.

Each of the Loan Parties will, and will cause each of its Subsidiaries to, pay when due all Indebtedness under all material agreements, indentures, mortgages, security agreements or other debt instruments to which it is a party or by which it is bound.

6.13        Timberland Valuation Updates.

The Borrowers will obtain, at their expense, and deliver to the Administrative Agent (i) on or before March 31, 2022 (with up to two (2) 30-day extensions of such due date, as approved at the sole discretion of the Administrative Agent) and on or before March 31 of every other year thereafter unless mandated more frequently by the Required Lenders, a Timberland Valuation Update from the Timberland Valuation Consultant as of the prior December 31 and (ii) on or before the 45th day after the end of each fiscal quarter of the Borrowers, a report or reports prepared by the Borrowers and in form and substance satisfactory to the Administrative Agent, of harvesting, acquisitions and divestitures of Timberlands as of the last day of the immediately preceding calendar quarter and reflecting the changes to the Timberlands since the most recently delivered Timberland Valuation Update. The Borrowers and their Subsidiaries will promptly provide the Timberland Valuation Consultant with any information reasonably necessary or requested by such Timberland Valuation Consultant to complete or perform any Timberland Valuation Update.

6.14        Farm Credit Equity.

(a)        The Administrative Borrower will pay for stock or participation certificates evidencing equity interests in NWFCS and required to be acquired by the Administrative Borrower pursuant to this Section 6.14 upon request of NWFCS.

(b)        So long as (i) any Farm Credit Lender is a Lender or Voting Participant hereunder and (ii) such Farm Credit Lender has notified the Borrowers that it is eligible to receive patronage distributions directly from such Farm Credit Lender or one of its Affiliates on account of its portion of a Term Loan made (or participated in) by such Farm Credit Lender hereunder, the Administrative Borrower will, as a condition to receiving such patronage distributions, acquire equity in such Farm Credit Lender or one of its Affiliates in such amounts and at such times as such Farm Credit Lender may require in accordance with such Farm Credit Lender’s or its Affiliate’s bylaws and capital plan (as each may be amended from time to time), except that the maximum amount of equity that the Administrative Borrower may be required to acquire in such Farm Credit Lender or one of its Affiliates in connection with the portion of such Term Loan made by such Farm Credit Lender hereunder may not exceed the maximum amount permitted by the relevant bylaws and the capital plan (x) at the time this Agreement is entered into or (y) in the case of a Farm Credit Lender that becomes a Lender or Voting Participant as a result of an assignment or sale of participation, at the time of the closing of the related assignment or sale of participation. The Administrative Borrower acknowledges receipt of the documents described on Schedule 6.14 (the “Farm Credit Equity Documents”), which describe the nature of all of the Administrative Borrower’s stock and participation certificates in the respective Farm Credit Lenders (or Affiliates thereof) acquired in connection with the Term Loans from the Farm Credit Lenders hereunder (the “Farm Credit Equities”) as well as relevant capitalization requirements, and agrees to be bound by the terms thereof.

(c)        Each party hereto acknowledges that (i) the Farm Credit Equity Documents (as each may be amended from time to time) shall govern (x) the rights and obligations of the parties with respect to the Farm Credit Equities and any patronage refunds or other distributions made on account thereof or on account of the Administrative Borrower’s patronage with the respective Farm Credit Lenders, (y) the Administrative Borrower’s eligibility for patronage distributions from the respective Farm Credit Lenders (in the form of Farm Credit Equities and cash) and (z) patronage distributions, if any, in the event of a sale by a Farm Credit Lender of participations in the Commitment of and the portion of a Term Loan made by such Farm Credit Lender, (ii) patronage refunds or other distributions by each Farm Credit Lender are subject to various conditions, including approval by the applicable board of directors of such Farm Credit Lender with respect to each such refund or other distribution and (iii) the Administrative Borrower (and not an Affiliate of any Borrower) will be the owner of the Farm Credit Equities issued by the applicable Farm Credit Lender or an Affiliate thereof, and that the Administrative Borrower’s designated voter as the owner of such Farm Credit Equities shall at all times be the Chief Financial Officer of the Administrative Borrower; provided, however, that the Administrative Borrower may change such designated voter to another officer of the Administrative Borrower upon prior written notice to the Administrative Agent (such notice to be promptly distributed to each Farm Credit Lender). Each Farm Credit Lender reserves the right to assign, or sell participations in, all or any part of its Commitment or outstanding portion of a Term Loan hereunder on a non-patronage (or lower-patronage) basis in accordance with the provisions of Section 10.06 of this Agreement.

(d)        Each party hereto acknowledges that each Farm Credit Lender has a statutory first lien pursuant to the Farm Credit Act of 1971 (as amended from time to time) on all Farm Credit Equities of such Farm Credit Lender that the Administrative Borrower may now own or hereafter acquire, which statutory lien shall be for such Farm Credit Lender’s sole and exclusive benefit. The Farm Credit Equities of a particular Farm Credit Lender shall not constitute security for the Obligations due to any other Lender. To the extent that any of the Loan Documents create a Lien on the Farm Credit Equities of a Farm Credit Lender or on patronage accrued by such Farm Credit Lender for the account of the Administrative Borrower (including, in each case, proceeds thereof), such Lien shall be for such Farm Credit Lender’s sole and exclusive benefit and shall not be subject to pro rata sharing hereunder. Neither the Farm Credit Equities nor any accrued patronage shall be offset against the Obligations except that, in an Event of Default, a Farm Credit Lender may elect, solely at its discretion and with respect to the Farm Credit Equities issued by it, to apply the cash portion of any patronage distribution or retirement of equity to amounts due under this Agreement. The Administrative Borrower acknowledges that any corresponding tax liability associated with such application is the sole responsibility of the Administrative Borrower. No Farm Credit Lender shall have any obligation to retire any Farm Credit Equities upon the occurrence and continuance of any Event of Default or Default by the Administrative Borrower, or at any other time, either for application to the Obligations or otherwise.

6.15        Anti-Corruption Laws.

The Borrowers will conduct their businesses in compliance with applicable anti-corruption laws and maintain policies and procedures designed to promote and achieve compliance with such laws.

ARTICLE VII

NEGATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, or a Term Loan or any other Obligation hereunder shall remain unpaid or unsatisfied, each Loan Party hereby covenants and agrees to the following:

7.01        Indebtedness.

The Loan Parties will not permit any Consolidated Party to contract, create, incur, assume or permit to exist any Indebtedness, except:

(a)        Indebtedness arising under this Agreement and the other Loan Documents;

(b)        Indebtedness of the Borrowers and their Subsidiaries set forth in Schedule 7.01 (and renewals, refinancings and extensions thereof; provided that (x) the amount of such Indebtedness is not increased at the time of such renewal, refinancing or extension, (y) the terms of such renewal, refinancing or extension are materially not less favorable to such Borrowers or Subsidiary, taken as a whole and (z) the maturity date of such renewal, refinancing or extension shall be a date after the Maturity Date);

(c)        purchase money Indebtedness (including obligations in respect of Capital Leases or Synthetic Lease Obligations) hereafter incurred by the Borrowers or any of their Subsidiaries to finance the purchase of fixed assets provided that (i) the total of all such Indebtedness for all such Persons taken together along with all Indebtedness incurred pursuant to Section 7.01(j) shall not exceed $150,000,000 at any one time outstanding; (ii) such Indebtedness when incurred shall not exceed the purchase price of the asset(s) financed; and (iii) no such Indebtedness shall be refinanced for a principal amount in excess of the principal balance outstanding thereon at the time of such refinancing;

(d)        obligations (contingent or otherwise) of the Borrowers or any Subsidiary existing or arising under any Swap Contracts, provided that such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of directly mitigating risks associated with purchases, sales, liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person, or changes in the value of securities issued by such Person, and not for purposes of speculation or taking a “market view”;

(e)        intercompany Indebtedness and Guarantees permitted under Section 7.06;

(f)        in addition to the Indebtedness otherwise permitted by this Section 7.01, other Indebtedness incurred by the Borrowers or any of their Subsidiaries after the Restatement Date, provided that (i) such Indebtedness shall be unsecured and (ii) the Borrowers shall have delivered to the Administrative Agent a Pro Forma Compliance Certificate demonstrating that, upon giving effect on a Pro Forma Basis to the incurrence of such Indebtedness and to the concurrent retirement of any other Indebtedness of any Consolidated Party, the Loan Parties would be in compliance with the financial covenants set forth in Section 6.10(a) and (b);

(g)        [reserved];

(h)        [reserved];

(i)        Indebtedness pursuant to the Revolving Credit Agreement in an aggregate outstanding principal amount not to exceed $300,000,000 (or, to the extent the aggregate commitments thereunder are increased pursuant to Section 2.14 of the Revolving Credit Agreement, such increased amount, not to exceed a maximum of $800,000,000), including and renewals, refinancings and extensions thereof; provided that (x) the amount of such Indebtedness is not increased at the time of such renewal, refinancing or extension; (y) the terms of such renewal, refinancing or extension are materially not less favorable to such Borrowers or Subsidiary, taken as a whole and (z) no additional collateral is pledged by the Loan Parties to secure such Indebtedness;

(j)        in addition to the Indebtedness otherwise permitted by this Section 7.01, other secured Indebtedness incurred by the Borrowers or any of their Subsidiaries after the Restatement Date, provided that (i) the Borrowers shall have delivered to the Administrative Agent a Pro Forma Compliance Certificate demonstrating that, upon giving effect on a Pro Forma Basis to the incurrence of such Indebtedness and to the concurrent retirement of any other Indebtedness of any Consolidated Party, the Loan Parties would be in compliance with the financial covenants set forth in Section 6.10(a) and (b) and (ii) the aggregate principal amount of all secured Indebtedness taken together along with all Indebtedness pursuant to Section 7.01(c) shall not exceed $150,000,000; and

7.02        Liens.

The Loan Parties will not permit any Consolidated Party to contract, create, incur, assume or permit to exist any Lien with respect to any of its Property, whether now owned or hereafter acquired, except for:

(a)        Liens (other than Liens created or imposed under ERISA) for taxes, assessments or governmental charges or levies not yet due or Liens for taxes being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established (and as to which the Property subject to any such Lien is not yet subject to foreclosure, sale or loss on account thereof);

(b)        statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and suppliers and other Liens imposed by law or pursuant to customary reservations or retentions of title arising in the ordinary course of business; provided that such Liens (i) secure only amounts not yet due and payable or, if due and payable, are unfiled and no other action has been taken to enforce the same or (ii) are being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established; provided further, the Property subject to any such Lien is not yet subject to foreclosure, sale or loss on account thereof;

(c)        Liens (other than Liens created or imposed under ERISA) incurred or deposits made by any Consolidated Party in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(d)        Liens in connection with attachments or judgments (including judgment or appeal bonds) provided that the judgments secured shall, within 30 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall have been discharged within 30 days after the expiration of any such stay;

(e)        easements, rights-of-way, restrictions (including zoning restrictions), rights of the public and governmental bodies in the beds of waterways, boundary agreements, mineral reservations and mineral reservations of third parties in existence on the Restatement Date, access restrictions, rights of Indian tribes, reservations in federal patents, minor defects or irregularities in title and other similar charges or encumbrances not, in any material respect, impairing the use of the encumbered Property for its intended purposes; provided, that with respect to the Timberlands, such easements, rights-of-way, restrictions (including zoning restrictions), minor defects or irregularities in title and other similar charges or encumbrances shall not, individually or in the aggregate, impair the value of the Timberlands as commercial timberlands in any material respect or materially detract from the use of the Timberlands, in each case taken as a whole, as such;

(f)        Liens on Property of any Person securing purchase money Indebtedness (including Capital Leases and Synthetic Lease Obligations) of such Person permitted under Section 7.01(c), provided (x) that any such Lien attaches to such Property concurrently with or within 90 days after the acquisition thereof and (y) such Liens (when combined with the Liens permitted under Section 7.02(p) and 7.02(v)) do not relate to Property with an aggregate fair market value in excess of $150,000,000;

(g)        leases or subleases granted to others not interfering in any material respect with the business of any Consolidated Party;

(h)        any interest of title of a lessor under, and Liens arising from UCC financing statements (or equivalent filings, registrations or agreements in foreign jurisdictions) relating to, leases permitted by this Agreement;

(i)        Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(j)        Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 7.06;

(k)        normal and customary rights of set-off upon deposits of cash in favor of banks or other depository institutions;

(l)        Liens of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection;

(m)        Liens of sellers of goods to the Borrowers and any of their Subsidiaries arising under Article 2 of the Uniform Commercial Code or similar provisions of applicable law in the ordinary course of business, covering only the goods sold and securing only the unpaid purchase price for such goods and related expenses;

(n)        any interest of title of a buyer in connection with, and Liens arising from UCC financing statements relating to, a sale of receivables permitted by this Agreement;

(o)        Liens existing as of the Restatement Date and set forth on Schedule 7.02;

(p)        Liens on property of a Person existing at the time such Person is merged with or into or consolidated with any Borrower or any Subsidiary of any Borrower; provided that (x) such Liens were in existence prior to the contemplation of such merger or consolidation, (y) do not extend to any assets other than those of the Person merged into or consolidated with such Borrower or such Subsidiary and (z) such Liens (when combined with the Liens permitted under Section 7.02(f) and 7.02(v)) do not relate to Property with an aggregate fair market value in excess of $150,000,000;

(q)        [reserved];

(r)        Liens created or assumed in the ordinary course of business of exploring for, developing or producing oil, gas or other minerals (including borrowings in connection therewith) on, or any interest in, or on any proceeds from the sale of, property acquired for such purposes, production therefrom (including the proceeds thereof), or material or equipment located thereon;

(s)        Liens arising from the pledge of any bonds, debentures, notes or similar instruments which are purchased and held by any remarketing agent for the account of, or as agent for, the Borrowers;

(t)        conservation easements on Timberlands; provided, that with respect to the Timberlands, such conservation easements shall not, individually or in the aggregate, impair the value of the Timberlands as commercial timberlands in any material respect or materially detract from the use of the Timberlands, in each case taken as a whole, as such;

(u)        Liens, if any in favor of the L/C Issuer and/or Swing Line Lender (as defined in the Revolving Credit Agreement) under the Revolving Credit Agreement to cash collateralize or otherwise secure the obligations of a Defaulting Lender under the Revolving Credit Agreement to fund risk participations thereunder;

(v)        Liens securing Indebtedness permitted pursuant to Section 7.01(i) of this Agreement; provided that such Liens (when combined with the Liens permitted under Section 7.02(f) and 7.02(p)) do not relate to Property with an aggregate fair market value in excess of $150,000,000;

(w)        any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (a) through (u); provided that any such extension, renewal or replacement shall be no more restrictive in any material respect than the Lien extended, renewed or replaced and shall not extend to any other Property of the Loan Parties other than such item of Property originally covered by such Lien or by improvement thereof or additions or accessions thereto; and

(x)        each Farm Credit Lender’s statutory lien in the Farm Credit Equities of such Farm Credit Lender.

7.03        Nature of Business.

The Loan Parties will not permit any Consolidated Party to materially alter the character or conduct of the business conducted by such Person as of the Restatement Date.

7.04        Consolidation, Merger, Dissolution, etc.

Except in connection with a Permitted Asset Disposition, the Loan Parties will not permit any Consolidated Party to enter into any transaction of merger or consolidation or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution); provided that, notwithstanding the foregoing provisions of this Section 7.04 but subject to the terms of Sections 7.11 and 7.12, (a) any Borrower may merge or consolidate with any of its Subsidiaries, provided that such Borrower shall be the continuing or surviving corporation, (b) any Loan Party other than PotlatchDeltic may merge or consolidate with any other Loan Party other than PotlatchDeltic; provided that in the case of the merger of any Borrower, such Borrower shall be the continuing or surviving corporation, (c) any Consolidated Party which is not a Loan Party may be merged or consolidated with or into any Loan Party other than PotlatchDeltic, provided that such Loan Party shall be the continuing or surviving corporation, (d) any Consolidated Party which is not a Loan Party may be merged or consolidated with or into any other Consolidated Party which is not a Loan Party, (e) any Subsidiary of a Borrower may merge with any Person that is not a Loan Party in connection with an Asset Disposition permitted under Section 7.05, (f) any Borrower or any Subsidiary of any Borrower may merge with any Person other than a Consolidated Party in connection with a Permitted Acquisition, provided that, if such transaction involves a Borrower, such Borrower shall be the continuing or surviving corporation and (g) any wholly owned Subsidiary of such Borrower may dissolve, liquidate or wind up its affairs at any time provided that such dissolution, liquidation or winding up, as applicable, could not have a Material Adverse Effect.

7.05        Asset Dispositions.

The Loan Parties will not permit any Consolidated Party to make any Asset Disposition or enter into any agreement to make any Asset Disposition, except:

(a)        any Consolidated Party may sell, lease, transfer or otherwise dispose of equipment or real property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of any such transaction are reasonably promptly applied to the purchase price of such replacement property;

(b)        Borrower or Subsidiary may sell, lease, transfer or otherwise dispose of Property to any Borrower(s) or to a wholly-owned Subsidiary; provided that if the transferor of such Property is a Loan Party, the transferee thereof must be a Loan Party;

(c)        Asset Dispositions permitted by Section 7.04;

(d)        Asset Dispositions by the Borrowers and their Subsidiaries of Property pursuant to sale-leaseback transactions to the extent such disposition is permitted by Section 7.13; and

(e)        the Borrowers and their Subsidiaries may sell, lease, transfer or otherwise dispose of assets, to the extent not otherwise permitted under this Section 7.05; provided that (i) at the time of such Asset Disposition, no Default shall exist or would result therefrom, (ii) upon giving effect to such Asset Disposition on a Pro Forma Basis, the Loan Parties would be in compliance with the financial covenants set forth in Section 6.10(a)

and (b), which, in connection with Asset Dispositions the aggregate Net Cash Proceeds of which are in excess of $75,000,000, shall be evidenced by a Pro Forma Compliance Certificate delivered by the Borrowers to the Administrative Agent;

provided, however, that any Asset Disposition pursuant to clauses (a), (b) (other than transactions between and among Loan Parties), (c), (d) and (e) shall be for fair market value.

7.06        Investments.

The Loan Parties will not permit any Consolidated Party to make any Investments, except for:

(a)        Investments consisting of cash and Cash Equivalents;

(b)        Investments consisting of accounts receivable created, acquired or made by any Consolidated Party in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(c)        Investments consisting of Capital Stock, obligations, securities or other property received by any Consolidated Party in settlement of accounts receivable (created in the ordinary course of business) from bankrupt or insolvent obligors;

(d)        Investments existing as of the Restatement Date and set forth in Schedule 7.06;

(e)        Investments consisting of advances or loans to directors, officers, employees, agents, customers or suppliers that do not exceed $10,000,000 in the aggregate at any one time outstanding; provided that all such advances must be in compliance with applicable Laws, including, but not limited to, the Sarbanes-Oxley;

(f)        Investments in any Loan Party;

(g)        Investments consisting of an Acquisition by any Borrower or any Subsidiary of any Borrower, provided that (i) with respect to any Property acquired (or the Property of the Person acquired) that does not constitute timber or timberlands, such Property is (A) used or useful in the same or a similar line of business as the Borrowers and their Subsidiaries were engaged in on the Restatement Date, or any reasonable extension or expansions thereof or (B) is ancillary to the primary Property acquired (or the Property of the Person acquired), (ii) in the case of an Acquisition of the Capital Stock of another Person, the board of directors (or other comparable governing body) of such other Person shall have duly approved such Acquisition, (iii) the Borrowers shall have delivered to the Administrative Agent, to the extent the aggregate consideration paid in connection with such Acquisition is equal to or greater than $75,000,000, a Pro Forma Compliance Certificate demonstrating that, upon giving effect to such Acquisition on a Pro Forma Basis, the Loan Parties would be in compliance with the financial covenants set forth in Section 6.10(a) and (b), (iv) the representations and warranties made by the Loan Parties in all Loan Documents shall be true and correct in all material respects at and as if made as of the date of such Acquisition (after giving effect thereto) except to the extent such representations and warranties expressly relate to an earlier date, (v) if such transaction involves the purchase of an interest in a partnership between any Borrower (or a Subsidiary of any Borrower) as a general partner and entities unaffiliated with such Borrower or such Subsidiary as the other partners, such transaction shall be effected by having such equity interest acquired by a corporate holding company directly or indirectly wholly-owned by such Borrower newly formed for the sole purpose of effecting such transaction and (vi) after giving effect to such Acquisition, there shall be at least $75,000,000 of Availability under (and as defined in) the Revolving Credit Agreement;

(h)        Investments in Construction in Progress, provided that the total Investment in Construction in Progress shall not exceed ten percent (10%) of Total Asset Value; and

(i)        Investments in Investment Affiliates, provided that the total Investment in Investment Affiliates shall not exceed fifteen percent (15%) (valuing each such Investment at GAAP book value of the minority interest held therein by the Consolidated Parties) of Total Asset Value.

7.07        Restricted Payments.

The Loan Parties will not permit any Consolidated Party to, directly or indirectly, declare, order, make or set apart any sum for or pay any Restricted Payment, except (a) to make dividends or other distributions payable to any Loan Party (directly or indirectly through Subsidiaries), (b) as permitted by Section 7.06, Section 7.08 or Section 7.09, (c) the Borrowers shall be permitted to pay dividends and distributions to the shareholders of PotlatchDeltic; provided, that in the case of this clause (c), (i) no Default or Event of Default shall exist on the date of, or shall result from, the making of any such distributions and (ii) upon giving effect on a Pro Forma Basis to such transaction, the Borrowers would be in compliance with the financial covenants set forth in Sections 6.10(a) and (b), (d) to make distributions necessary solely for the purposes of maintaining PotlatchDeltic’s REIT status and (e) from and after the Sixth Amendment Effective Date, to repurchase up to an aggregate amount of $250,000,000 of PotlatchDeltic Capital Stock during the term hereof provided that in the case of this clause (e), (i) no Default or Event of Default shall exist on the date of, or shall result from, the making of any such distributions, (ii) upon giving effect on a Pro Forma Basis to such transaction, the Borrowers would be in compliance with the financial covenants set forth in Sections 6.10(a) and (b) and (iii) the Consolidated Leverage Ratio is less than or equal to 30% at the time of such repurchases.

7.08        Limitation on Actions with Respect to Other Indebtedness.

No Loan Party will, nor will it permit any of its Subsidiaries to:

(a)        upon the occurrence and continuance of a Default or Event of Default (i) amend or modify any of the terms of any Indebtedness of such Person (other than Indebtedness arising under the Loan Documents) if such amendment or modification would add or change any terms in a manner materially adverse to the Lenders, or (ii) materially shorten the final maturity or average life to maturity thereof or require any payment thereon to be made sooner than originally scheduled or increase the interest rate or fees applicable thereto, or (iii) make (or give any notice with respect thereto) any voluntary or optional payment or prepayment thereof, or make (or give any notice with respect thereto) any redemption or acquisition for value or defeasance (including without limitation, by way of depositing money or securities with the trustee with respect thereto before due for the purpose of paying when due), refund, refinance or exchange with respect thereto; provided, however that the Borrowers may Repay Indebtedness in accordance with Section 7.07;

(b)        after the issuance thereof, amend or modify any of the terms of any Subordinated Indebtedness of such Person if such amendment or modification would (i) add or change any terms in a manner materially adverse to such Person or to the Lenders, (ii) materially shorten the final maturity or average life to maturity thereof, (iii) require any payment thereon to be made sooner than originally scheduled, (iv) increase the interest rate or fees applicable thereto or (v) change any subordination provision thereof in a manner adverse to the Lenders;

(c)        make interest payments in respect of any Subordinated Indebtedness in violation of the applicable subordination provisions;

(d)        make (or give any notice with respect thereto) any voluntary or optional payment or prepayment in respect of any Subordinated Indebtedness; or

(e)        make (or give any notice with respect thereto) any redemption, acquisition for value or defeasance (including without limitation, by way of depositing money or securities with the trustee with respect thereto before due for the purpose of paying when due), refund, refinance or exchange of any Subordinated Indebtedness.

7.09        Transactions with Affiliates.

The Loan Parties will not permit any Consolidated Party to enter into or permit to exist any transaction or series of transactions with any officer, director, shareholder, Subsidiary or Affiliate of such Person other than (a) advances of working capital to any Loan Party, (b) transfers of cash and assets to any Loan Party, (c) intercompany transactions expressly permitted by Section 7.01, Section 7.04, Section 7.05, Section 7.06, or Section 7.07, (d) normal compensation and reimbursement of expenses of officers and directors, (e) agreements and arrangements entered into with employees of the Loan Parties in connection with termination of their employment therewith, and (f) except as otherwise specifically limited in this Agreement, other transactions which are entered into in the ordinary course of such Person’s business on terms and conditions substantially as favorable to such Person as would be obtainable by it in a comparable arms-length transaction with a Person other than an officer, director, shareholder, Subsidiary or Affiliate.

7.10        Fiscal Year; Organizational Documents.

The Loan Parties will not permit any Consolidated Party to (a) change its fiscal year, (b) change its accounting policies or reporting practices except as required by GAAP or in connection with the adoption of International Financial Reporting Standards on terms reasonably acceptable to the Administrative Agent or (c) amend, modify or change its articles of incorporation (or corporate charter or other similar organizational document) or bylaws (or other similar document) to the extent such change, amendment or modification could reasonably be expected to have a Material Adverse Effect.

7.11        Limitation on Restricted Actions.

The Loan Parties will not permit any Consolidated Party to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any such Person to (a) pay dividends or make any other distributions to any Loan Party on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness or other obligation owed to any Loan Party, (c) make loans or advances to any Loan Party, (d) sell, lease or transfer any of its Property to any Loan Party, or (e) act as a Loan Party and pledge its assets pursuant to the Loan Documents or any renewals, refinancings, exchanges, refundings or extension thereof, except (in respect of any of the matters referred to in clauses (a)-(c) above) for such encumbrances or restrictions existing under or by reason of (i) this Agreement and the other Loan Documents, (ii) applicable Law, (iii) any document or instrument governing Indebtedness incurred pursuant to Section 7.01(c), provided that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, (iv) any Permitted Lien or any document or instrument governing any Permitted Lien, provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien or (v) customary restrictions and conditions contained in any agreement relating to the sale of any Property permitted under Section 7.05 pending the consummation of such sale.

7.12        Ownership of Subsidiaries.

Notwithstanding any other provisions of this Agreement to the contrary, the Loan Parties will not permit any Consolidated Party to (i) permit any Person (other than the Borrowers or any wholly owned Subsidiary of a Borrower) to own any Capital Stock of any Subsidiary of the Borrowers, except (A) to qualify directors where required by applicable Law or to satisfy other requirements of applicable Law with respect to the ownership of Capital Stock of Foreign Subsidiaries, (B) as a result of or in connection with a dissolution, merger, consolidation or disposition of a Subsidiary not prohibited by Section 7.04 or Section 7.05, or (C) in connection with the ownership of an interest in a joint venture permitted under Section 7.06, (ii) permit any Subsidiary of the Borrowers to issue or have outstanding any shares of preferred Capital Stock or (iii) permit, create, incur, assume or suffer to exist any Lien on any Capital Stock of any Subsidiary of the Borrowers, except for Permitted Liens.

7.13        Sale Leasebacks.

The Loan Parties will not permit any Consolidated Party to enter into any Sale and Leaseback Transaction after the date of this Agreement, except to the extent the aggregate net book value of the Property sold or transferred (or to be sold or transferred) in connection with all such Sale and Leaseback Transactions does not exceed $25,000,000.

7.14        No Further Negative Pledges.

The Loan Parties will not permit any Consolidated Party to enter into, assume or become subject to any agreement prohibiting or otherwise restricting the existence of any Lien upon any of its Property in favor of the Administrative Agent (for the benefit of the Lenders) for the purpose of securing the Obligations, whether now owned or hereafter acquired, or requiring the grant of any security for any obligation if such Property is given as security for the Obligations, except

(a) in connection with any document or instrument governing Indebtedness incurred pursuant to Section 7.01(c), provided that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, (b) in connection with any Permitted Lien or any document or instrument governing any Permitted Lien, provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien and (c) pursuant to customary restrictions and conditions contained in any agreement relating to the sale of any Property permitted under Section 7.05, pending the consummation of such sale.

7.15        Subsidiaries.

The Loan Parties will not create, acquire or permit to exist any (a) new Subsidiaries unless Section 6.11 hereof, if applicable, has been, or will be complied with, or (b) Foreign Subsidiaries to the extent that the revenue, assets and cash flows of the Foreign Subsidiaries would exceed in the aggregate 15% of the revenue, assets and cash flows of the Consolidated Parties on a consolidated basis.

7.16        Use of Proceeds.

The Loan Parties will not use the proceeds of the Borrowings, whether directly or indirectly, and whether immediately or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

7.17        Sanctions.

(a)        The Loan Parties will not, directly or indirectly, (i) use the proceeds of any Loan, or lend contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other individual or entity, to fund any activities of or business with any individual or entity, or in any Designated Jurisdiction, that, at the time of such funding, is the subject of Sanctions, or in any other manner that will result in a violation by any individual or entity (including any individual or entity participating in the transaction whether as Lender, Arranger or Administrative Agent) of Sanctions.

(b)        None of the Loan Parties or any of their respective officers or, to the knowledge of Borrower, their respective directors, employees, agents, advisors or Affiliates (a) is (or will be) a Person: (i) that is, or is owned or controlled by Persons that are: (x) the subject or target of any Sanctions Laws and Regulations or (y) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions Laws and Regulations, which includes, as of the Restatement Date, Crimea, Cuba, Iran, North Korea, Sudan and Syria or (ii) listed in any list related to or otherwise designated under any Sanctions Laws and Regulations maintained under OFAC (including, those Persons named on OFAC’s Specially Designated and Blocked Persons list), the U.S. Department of State or by the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom or under the September 24, 2001 Executive Order Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (any such Person described in clauses (i) or (ii), a “Designated Person”) and (b) is engaged or will engage in any dealings or transactions or otherwise is associated or will be associated with a Designated Person. In addition, the Borrowers hereby agree to provide to the Lenders any additional information that a Lender reasonably deems necessary from time to time in order to ensure compliance with Sanctions Laws and Regulations and all applicable Laws concerning money laundering and similar activities. None of the Loan Parties, nor any Subsidiary, director or officer of any Loan Party or, to the knowledge of the Borrowers, any Affiliate, agent or employee of any Loan Party, has engaged in any activity or conduct which would violate any applicable anti-bribery, anti-corruption or anti-money laundering laws or regulations in any applicable jurisdiction, including without limitation, any Sanctions Laws and Regulations.

ARTICLE VIII

EVENTS OF DEFAULT AND REMEDIES

8.01        Events of Default.

Any of the following shall constitute an Event of Default:

(a)        Non-Payment. The Borrowers or any other Loan Party fail to pay (i) when and as required to be paid herein, any amount of principal of any Term Loan, or (ii) within five Business Days after the same becomes due, any interest on any Term Loan, or any commitment or other fee due hereunder, or (iii) within five Business Days after the same becomes due and in the currency required hereunder, any other amount payable hereunder or under any other Loan Document; or

(b)        Specific Covenants. The Borrowers shall

(i)        default in the due performance or observance of any term, covenant or agreement contained in Sections 6.02(a), 6.08, 6.10, or Article VII;

(ii)        default in the due performance or observance of any term, covenant or agreement contained in Section 6.01(a), (b), (c) or (d), 6.02(b), 6.09 or 6.11 and such default shall continue unremedied for a period of at least 5 Business Days after the earlier of a Responsible Officer of a Borrower becoming aware of such default or written notice thereof by the Administrative Agent or any Lender; or

(c)        Other Defaults. Any Loan Party fails to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for 30 days after the earlier of a Responsible Officer of a Borrower becoming aware of such default or written notice thereof by the Administrative Agent or any Lender or, if such failure cannot reasonably be cured within such 30-day period, 60 days (but only to the extent such failure can reasonably be cured within such 60-day period) so long as the Borrowers have diligently commenced such cure and are diligently prosecuting the completion thereof; or

(d)        Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Borrowers or any other Loan Party herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall prove untrue in any material respect on the date as of which it was deemed to have been made; or

(e)        Cross-Default. (i) Any Borrower or any Subsidiary (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise beyond the applicable grace period with respect thereto) in respect of any Indebtedness or Guarantee (other than Indebtedness hereunder and Indebtedness under Swap Contracts) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than $35,000,000 or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or Guarantee or contained in any instrument or agreement evidencing, securing or relating thereto beyond the applicable grace period with respect thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such Guarantee to become payable or cash collateral in respect thereof to be demanded, or (ii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which any Borrower or any Subsidiary is the Defaulting Party (as defined in such Swap Contract) or (B) any Termination Event (as so defined) under such Swap Contract as to which any Borrower or any Subsidiary is an Affected Party (as so defined) and, in either event, the Swap Termination Value owed by such Borrower or such Subsidiary as a result thereof is greater than $35,000,000; or

(f)        Insolvency Proceedings, Etc. Any Loan Party or any of its Subsidiaries institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for 60 calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding; or

(g)        Inability to Pay Debts; Attachment. (i) A Borrower or any Subsidiary becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released, vacated or fully bonded within 30 days after its issue or levy; or

(h)        Judgments. There is entered against any Borrower or any Subsidiary (i) a final judgment or order for the payment of money in an aggregate amount exceeding $35,000,000 (to the extent not covered by independent third-party insurance as to which the insurer does not dispute coverage), or (ii) any one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order that are not stayed prior to the earlier of (1) the completion thereof or (2) 10 days from the commencement thereof, or (B) there is a period of 30 consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i)        ERISA. (i) The minimum required contribution (as defined in Code Section 430(a)) has failed to be contributed for any Pension Plan and could reasonably be expected to have a Material Adverse Effect or (ii) any of the following events or conditions, if such event or condition could reasonably be expected to result in taxes, penalties, and other liabilities to any Consolidated Party in an aggregate amount greater than $35,000,000: (A) any lien shall arise on the assets of any Consolidated Party or any ERISA Affiliate in favor of the PBGC or a Plan; (B) an ERISA Event shall occur with respect to a Single Employer Plan, which is, in the reasonable opinion of the Administrative Agent, likely to result in the termination of such Plan for purposes of Title IV of ERISA; (C) an ERISA Event shall occur with respect to a Multiemployer Plan or Multiple Employer Plan, which is, in the reasonable opinion of the Administrative Agent, likely to result in (x) the termination of such Plan for purposes of Title IV of ERISA, or (y) any Consolidated Party or any ERISA Affiliate incurring any liability in connection with a withdrawal from, reorganization of (within the meaning of Section 4241 of ERISA), or insolvency (within the meaning of Section 4245 of ERISA) of such Plan; or (D) any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary responsibility shall occur which may subject any Consolidated Party or any ERISA Affiliate to any liability under Sections 406, 409, 502(i), or 502(l) of ERISA or Section 4975 of the Code, or under any agreement or other instrument pursuant to which any Consolidated Party or any ERISA Affiliate has agreed or is required to indemnify any person against any such liability; or

(j)        Invalidity of Loan Documents. Any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect; or any Loan Party contests in any manner the validity or enforceability of any Loan Document; or any Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document;

(k)        Change of Control. There occurs any Change of Control with respect to the Borrowers; or

(l)        Subordinated Indebtedness Documentation. (i) There shall occur and be continuing any “Event of Default” (or any comparable term) under, and as defined in the documents evidencing or governing any Subordinated Debt and any standstill period thereunder has expired, (ii) any of the Obligations for any reason shall cease to be

“Designated Senior Debt” (or any comparable term) under, and as defined in the documents evidencing or governing any Subordinated Indebtedness, (iii) any Indebtedness other than the Obligations shall constitute “Designated Senior Indebtedness” (or any comparable term) under , and as defined in, any documents evidencing or governing any Subordinated Indebtedness or (iv) the subordination provisions of the documents evidencing or governing any Subordinated Indebtedness shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the applicable Subordinated Indebtedness.

8.02        Remedies Upon Event of Default.

If any Event of Default occurs and is continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a)        declare the Commitments of each Lender to make the Term Loans to be terminated, whereupon such commitments shall be terminated;

(b)        declare the unpaid principal amount of the Term Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrowers; and

(c)        exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents or applicable Law;

provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to any Borrower under the Bankruptcy Code of the United States, the Commitment of each Lender shall automatically terminate, the unpaid principal amount of the Term Loans and all interest and other amounts as aforesaid shall automatically become due and payable, in each case without further act of the Administrative Agent or any Lender.

8.03        Application of Funds.

After the exercise of remedies provided for in Section 8.02 (or after the Term Loans have automatically become immediately due and payable), any amounts received on account of the Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including Attorney Costs and amounts payable under Article III) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders (including Attorney Costs and amounts payable under Article III), ratably among them in proportion to the amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Term Loans and fees, premiums and scheduled periodic payments, and any interest accrued thereon, due under any Swap Contract between any Loan Party and a Hedge Bank, to the extent such Swap Contract is permitted by Section 7.01(d), ratably among the Lenders (and, in the case of such Swap Contracts, Hedge Banks) in proportion to the respective amounts described in this clause Third held by them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Term Loans and the unpaid principal value of any termination payment relating to a Swap Contract between any Loan Party and a Hedge Bank; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Borrowers or as otherwise required by Law.

If and to the extent the Administrative Agent has received notice or other evidence that any amount claimed as an Obligation is or could reasonably be determined to be an Excluded Swap Obligation with respect to any Guarantor, amounts received from any Guarantor or its assets shall not be applied to such Excluded Swap Obligations with respect to such Guarantor, and adjustments shall be made with respect to amounts received from other Loan Parties and their assets as the Administrative Agent may determine, in consultation with or at the direction of, the Lenders to be equitable (which may include, without limitation, the purchase and sale of participation interests) so that, to the maximum extent practical, the benefit of all amounts received from the Loan Parties and their assets are shared in accordance with the allocation of recoveries set forth above that would apply if the applicable Swap Obligations were not Excluded Swap Obligations. Each Loan Party acknowledges and consents to the foregoing.

ARTICLE IX

ADMINISTRATIVE AGENT

9.01        Appointment and Authority.

Each of the Lenders hereby irrevocably appoints NWFCS to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent and the Lenders (other than with respect to the consent rights provided to the Borrowers in Section 9.06), and neither the Borrowers nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

9.02        Rights as a Lender.

The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrowers or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

9.03        Exculpatory Provisions.

The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Administrative Agent:

(a)        shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)        shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable Law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; and

(c)        shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrowers or any of their Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.01 and 8.02) or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and nonappealable judgment. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent by the Borrowers or a Lender.

The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

9.04        Reliance by Administrative Agent.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the Borrowings, that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the Borrowings, as applicable. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

9.05        Delegation of Duties.

The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

9.06        Resignation of Administrative Agent.

(a)        The Administrative Agent may at any time give notice of its resignation to the Lenders and the Administrative Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrowers, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the “Resignation Effective Date”), then the retiring Administrative Agent may (but shall not be obligated to) on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications set forth above. Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b)        If the Person serving as Administrative Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by applicable Law, by notice in writing to the Administrative Borrower and such Person remove such Person as Administrative Agent and, in consultation with the Borrowers, appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days (or such earlier day as shall be agreed by the Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c)        With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (1) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (2) except for any indemnity payments or other amounts then owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or removed) Administrative Agent (other than as provided in Section 3.01(g) and other than any rights to indemnity payments or other amounts owed to the retiring or removed Administrative Agent as of the Resignation Effective Date or the Removal Effective Date, as applicable), and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the retiring or removed Administrative Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Article and Section 10.04 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Administrative Agent was acting as Administrative Agent.

9.07         Non-Reliance on Administrative Agent and Other Lenders.

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

9.08        No Other Duties, Etc.

Anything herein to the contrary notwithstanding, the Arranger listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

9.09        Administrative Agent May File Proofs of Claim.

In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of a Term Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrowers) shall be entitled and empowered, by intervention in such proceeding or otherwise

(a)        to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of a Term Loan and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Section 2.09) allowed in such judicial proceeding; and

(b)        to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Section 2.07.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

9.10        Guaranty Matters.

Each of the Lenders irrevocably authorizes the Administrative Agent, at its option and in its discretion, to release any Guarantor from its obligations under the Guaranty if (x) such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder or (y) such Person ceases to qualify as a Material Subsidiary hereunder.

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 9.10. In each case as specified in this Section 9.10, the Administrative Agent will, at the Borrowers’ expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 9.10.

9.11        ERISA.

(a)        Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, and the Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Loan Party, that at least one of the following is and will be true: (i) such Lender is not using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans or the Commitments, (ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, (iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, or (iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)        In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has not provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, and the Arrangers, and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrowers or any other Loan Party, that: (i) none of the Administrative Agent, or the Arrangers or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related to hereto or thereto), (ii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement is independent (within the meaning of 29 CFR § 2510.3-21) and is a bank, an insurance carrier, an investment adviser, a broker-dealer or other person that holds, or has under management or control, total assets of at least $50 million, in each case as described in 29 CFR § 2510.3-21(c)(1)(i)(A)-(E), (iii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including in respect of the Obligations), (iv) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement is a fiduciary under ERISA or the Code, or both, with respect to the Loans, the Commitments and this Agreement and is responsible for exercising independent judgment in evaluating the transactions hereunder, and (v) no fee or other compensation is being paid directly to the Administrative Agent, or the Arrangers or any their respective Affiliates for investment advice (as opposed to other services) in connection with the Loans, the Commitments or this Agreement.

(c)        The Administrative Agent, and the Arrangers hereby inform the Lenders that each such Person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Commitments and this Agreement, (ii) may recognize a gain if it extended the Loans or the Commitments for an amount less than the amount being paid for an interest in the Loans or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

9.12        Erroneous Payments.

(a)        Each Lender and any other party hereto hereby severally agrees that if (i) the Administrative Agent notifies (which such notice shall be conclusive absent manifest error) such Lender or any other Person that has received funds from the Administrative Agent or any of its Affiliates, either for its own account or on behalf of a Lender (each such recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion that any funds received by such Payment Recipient were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Payment Recipient) or (ii) any Payment Recipient receives any payment from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, or (z) that such Payment Recipient otherwise becomes aware was transmitted or received in error or by mistake (in whole or in part) then, in each case, an error in payment shall be presumed to have been made (any such amounts specified in clauses (i) or (ii) of this Section 9.12(a), whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise; individually and collectively, an “Erroneous Payment”), then, in each case, such Payment Recipient is deemed to have knowledge of such error at the time of its receipt of such Erroneous Payment; provided that nothing in this Section 9.12 shall require the Administrative Agent to provide any of the notices specified in clauses (i) or (ii) above. Each Payment Recipient agrees that it shall not assert any right or claim to any Erroneous Payment, and hereby waives any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(b)        Without limiting the immediately preceding clause (a), each Payment Recipient agrees that, in the case of clause (a)(ii) above, it shall promptly notify the Administrative Agent in writing of such occurrence.

(c)        In the case of either clause (a)(i) or (a)(ii) above, such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent, and upon demand from the Administrative Agent such Payment Recipient shall (or, shall cause any Person who received any portion of an Erroneous Payment on its behalf to), promptly, but in all events no later than two Business Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds and in the currency so received, together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(d)        In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with immediately preceding clause (c), from any Lender that is a Payment Recipient or an Affiliate of a Payment Recipient (such unrecovered amount as to such Lender, an “Erroneous Payment Return Deficiency”), then at the sole discretion of the Administrative Agent and upon the Administrative Agent’s written notice to such Lender (i) such Lender shall be deemed to have made a cashless assignment of the full face amount of the portion of its Loans (but not its Commitments) of the relevant Class with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) to the Administrative Agent or, at the option of the Administrative Agent, the Administrative Agent’s applicable lending affiliate in an amount that is equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) plus any accrued and unpaid interest on such assigned amount, without further consent or approval of any party hereto and without any payment by the Administrative Agent or its applicable lending affiliate as the assignee of such Erroneous Payment Deficiency Assignment. Without limitation of its rights hereunder, the Administrative Agent may cancel any Erroneous Payment Deficiency Assignment at any time by written notice to the applicable assigning Lender and upon such revocation all of the Loans assigned pursuant to such Erroneous Payment Deficiency Assignment shall be reassigned to such Lender without any requirement for payment or other consideration. The parties hereto acknowledge and agree that (1) any assignment contemplated in this clause (d) shall be made without any requirement for any payment or other consideration paid by the applicable assignee or received by the assignor, (2) the provisions of this clause (d) shall govern in the event of any conflict with the terms and conditions of Section 10.06. and (3) the Administrative Agent may reflect such assignments in the Register without further consent or action by any other Person.

(e)        Each party hereto hereby agrees that (x) in the event an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent (1) shall be subrogated to all the rights of such Payment Recipient with respect to such amount and (2) is authorized to set off, net and apply any and all amounts at any time owing to such Payment Recipient under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Payment Recipient from any source, against any amount due to the Administrative Agent under this Section 9.12 or under the indemnification provisions of this Agreement, (y) the receipt of an Erroneous Payment by a Payment Recipient shall not for the purpose of this Agreement be treated as a payment, prepayment, repayment, discharge or other satisfaction of any Obligations owed by the Borrower or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower or any other Loan Party for the purpose of making for a payment on the Obligations and (z) to the extent that an Erroneous Payment was in any way or at any time credited as payment or satisfaction of any of the Obligations, the Obligations or any part thereof that were so credited, and all rights of the Payment Recipient, as the case may be, shall be reinstated and continue in full force and effect as if such payment or satisfaction had never been received.

(f)        Each party’s obligations under this Section 9.12 shall survive the resignation or replacement of the Administrative Agent or any transfer of right or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

(g)        Nothing in this Section 9.12 will constitute a waiver or release of any claim of any party hereunder arising from any Payment Recipient’s receipt of an Erroneous Payment.

ARTICLE X

MISCELLANEOUS

10.01        Amendments, Etc.

Except as set forth in Section 2.12(d), no amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrowers or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrowers or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a)        extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 8.02) without the written consent of such Lender;

(b)        postpone any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby;

(c)        reduce the principal of, or the rate of interest specified herein on, any Loan, or (subject to clause (iii) of the second proviso to this Section 10.01) any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby; provided, however, that only the consent of the Required Lenders shall be necessary to amend the definition of “Default Rate” or to waive any obligation of the Borrowers to pay interest at the Default Rate;

(d)        change Section 2.11 or 8.03 in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender;

(e)        change any provision of this Section or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender;

(f)        release all or substantially all of the value of the Guarantees given by the Guarantors without the written consent of each Lender; or

(g)        subordinate the payment priority of the Obligations without the written consent of each Lender and, provided further, that (i) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document; (ii) Section 10.06(f) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification; and (iii) the Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Commitment of any Defaulting Lender may not be increased or extended without the consent of such Lender and (y) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender disproportionately adversely relative to other affected Lenders shall require the consent of such Defaulting Lender. Further, notwithstanding anything to the contrary in this Section 10.01, if the Administrative Agent and the Borrowers have jointly identified an ambiguity, omission, mistake or defect in any provision of this Agreement or the other Loan Documents or an inconsistency between provisions of this Agreement and/or the other Loan Documents, the Administrative Agent and the Borrowers shall be permitted to amend such provision or provisions to cure such ambiguity, omission, mistake, defect or inconsistency so long as to do so would not adversely affect the interest of the Lenders. Any such amendment shall become effective without any further consent of any of other party to this Agreement but upon notice to the Lenders.

10.02        Notices; Effectiveness; Electronic Communication.

(a)        Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)        if to the Borrowers or the Administrative Agent, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 10.02; and

(ii)        if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire (including, as appropriate, notices delivered solely to the Person designated by a Lender on its Administrative Questionnaire then in effect for the delivery of notices that may contain material non-public information relating to the Borrowers).

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

(b)        Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or any Borrower each may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii), if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice, email or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

(c)        The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrowers, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrowers’, any Loan Party’s or the Administrative Agent’s transmission of Borrower Materials or notices through the Platform, any other electronic platform or electronic messaging service through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Borrowers, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d)        Change of Address, Etc. Each of the Borrowers and the Administrative Agent may change its address, facsimile or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, facsimile or telephone number for notices and other communications hereunder by notice to the Borrowers and the Administrative Agent. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, facsimile number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable Law, including United States Federal and state securities Laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrowers or their securities for purposes of United States Federal or state securities laws.

(e)        Reliance by Administrative Agent and Lenders. The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices purportedly given by or on behalf of the Borrowers even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrowers shall indemnify the Administrative Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrowers. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

10.03        No Waiver; Cumulative Remedies; Enforcement.

No failure by any Lender or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.02 for the benefit of all the Lenders; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacities as Administrative Agent) hereunder and under the other Loan Documents, (b) any Lender from exercising set-off rights in accordance with Section 10.08 (subject to the terms of Section 2.13), or (c) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clauses (b) and (c) of the preceding proviso and subject to Section 2.13, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

10.04        Expenses; Indemnity; Damage Waiver.

(a)        Costs and Expenses. The Borrowers shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including the reasonable fees, charges and disbursements of counsel for and consultants to the Administrative Agent), in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) all out-of-pocket expenses incurred by the Administrative Agent or any Lender (including the fees, charges and disbursements of any counsel for and consultants to the Administrative Agent or any Lender), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with a Term Loan issued hereunder, including all such out-of-pocket expenses incurred during any bankruptcy, workout, restructuring or negotiations in respect of such Term Loan.

(b)        Indemnification by the Borrowers. The Borrowers shall indemnify the Administrative Agent (and any sub-agent thereof) and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any Person (including the Borrowers or any other Loan Party) other than such Indemnitee and its Related Parties arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder, the consummation of the transactions contemplated hereby or thereby, or, in the case of the Administrative Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents (including in respect of any matters addressed in Section 3.01), (ii) a Term Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrowers or any of their Subsidiaries, or any Environmental Liability related in any way to the Borrowers or any of their Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrowers or any other Loan Party, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by any Borrower or any other Loan Party against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if such Borrower or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. Without limiting the provisions of Section 3.01(c), this Section 10.04(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

(c)        Reimbursement by Lenders. To the extent that the Borrowers for any reason fail to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by the Borrowers to the Administrative Agent (or any sub-agent thereof) or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent) or such Related Party, as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided, further that, the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this subsection (c) are subject to the provisions of Section 2.10(d).

(d)        Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable law, the Borrowers shall not assert, and hereby waive, and acknowledge that no other Person shall have, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, the Term Loans or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee as determined by a final and nonappealable judgment of a court of competent jurisdiction.

(e)        Payments. All amounts due under this Section shall be payable not later than ten Business Days after demand therefor.

(f)        Survival. The agreements in this Section and the indemnity provisions of Section 10.02(e) shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all the other Obligations.

10.05    Payments Set Aside.

To the extent that any payment by or on behalf of the Borrowers is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

10.06    Successors and Assigns.

(a)        Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither the Borrowers nor any other Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with Section 10.06(b), (ii) by way of participation in accordance with the provisions of Section 10.06(d), (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.06(e), or (iv) to an SPC in accordance with the provisions of Section 10.06(f) (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)        Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment(s) and the Term Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i)        Minimum Amounts.

(A)        in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and/or the Loans at the time owing to it or contemporaneous assignments to related Approved Funds that equal at least the amount specified in paragraph (b)(i)(B) of this Section in the aggregate or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)        in any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the Commitment or, if the Commitment is not then in effect, the principal outstanding balance of portion of the applicable Term Loan of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $1,000,000 unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrowers otherwise consent (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met.

(ii)        Proportionate Amount. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the applicable Term Loan or the Commitment assigned;

(iii)        Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A)        the consent of PotlatchDeltic (such consent not to be unreasonably withheld or delayed) shall be required unless (1) an Event of Default has occurred and is continuing at the time of such assignment or (2) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that PotlatchDeltic shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within five (5) Business Days after having received notice thereof; and

(B)        the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments to a Person that is not a Lender, an Affiliate of such Lender or an Approved Fund with respect to such Lender.

(iv)        Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500; provided, however, that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v)        No Assignment to Certain Persons. No such assignment shall be made to (A) the Borrowers or any of the Borrowers’ Affiliates or Subsidiaries, (B) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (B), or (C) to a natural Person (or holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural Person).

(vi)        Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of PotlatchDeltic and the Administrative Agent, the applicable pro rata share of the applicable Term Loan previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full pro rata share of the applicable Term Loan in accordance with its Applicable Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.02, 3.05, and 10.04 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided, that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. Upon request, the Borrowers (at their expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section.

(c)        Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrowers (and such agency being solely for tax purposes), shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it (or the equivalent thereof in electronic form) and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Term Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrowers, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by each of the Borrowers and any Lender at any reasonable time and from time to time upon reasonable prior notice.

(d)        Participations. Any Lender may at any time, without the consent of, or notice to, the Borrowers or the Administrative Agent, sell participations to any Person and any such participant may sell sub-participations to any Person (other than a natural Person or a trust for the benefit of a natural Person, a Defaulting Lender or any Borrower or any of the Borrowers’ Affiliates or Subsidiaries) (each such Person, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the applicable Term Loan); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Administrative Agent and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 10.04(c) without regard to the existence of any participation.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide (A) that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 10.01 that affects such Participant and (B) solely in the case of a bank that is a member of the Farm Credit System that (x) has purchased a participation interest in the minimum amount of $5,000,000 in such Lender’s Commitment on or after the Restatement Date and (y) is, by written notice (“Voting Participant Notification”), designated by such Lender to the Administrative Borrower and the Administrative Agent as being entitled to be accorded the rights of a Voting Participant hereunder (any bank that is a member of the Farm Credit System so designated being called a “Voting Participant”), that such Voting Participant shall be entitled to vote (and the voting rights of such Lender shall be correspondingly reduced), on a Dollar for Dollar basis, as if such Voting Participant were a Lender on any matter requiring or allowing a Lender to provide or withhold its consent or to otherwise vote on any proposed action. To be effective, each Voting Participant Notification shall, with respect to such Voting Participant, (1) state the full legal name of such Voting Participant, as well as all contact information required of a Lender as set forth in Section 10.02(a)(ii) and (2) state the Dollar amount of participation interest purchased. Notwithstanding the above, the Administrative Agent acknowledges the participations noted on Schedule 2.01 as of the Restatement Date and no Voting Participant Notification shall be required with respect to such participations.

Subject to subsection (e) of this Section, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 3.01 and 3.02 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section; provided that such Participant (A) agrees to be subject to the provisions of Sections 3.05 and 10.13 as if it were an assignee under paragraph (b) of this Section and (B) shall not be entitled to receive any greater payment under Sections 3.01 or 3.02, with respect to any participation, than the Lender from whom it acquired the applicable participation would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrowers’ request and expense, to use reasonable efforts to cooperate with the Borrowers to effectuate the provisions of Section 3.05 with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.11 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Term Loans or other obligations under the Loan Documents (the “Participant Register”); provided that, except with respect to a Voting Participant, no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in Commitments, Term Loans or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such

Commitment, Term Loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e)        Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(f)        Special Purpose Funding Vehicles. Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrowers (an “SPC”) the option to provide all or any part of a Term Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund a Term Loan, and (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of a Term Loan, the Granting Lender shall be obligated to make such Term Loan pursuant to the terms hereof. Each party hereto hereby agrees that (i) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrowers under this Agreement (including its obligations under Section 3.05), (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the lender of record hereunder. The making of a portion of a Term Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such portion of the applicable Term Loan were made by such Granting Lender. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior debt of any SPC, it will not institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency, or liquidation proceeding under the laws of the United States or any State thereof. Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Borrowers and the Administrative Agent and with the payment of a processing fee in the amount of $3,500 (which processing fee may be waived by the Administrative Agent at its sole discretion), assign all or any portion of its right to receive payment with respect to a Term Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of its portion of a Term Loan to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC.

10.07    Treatment of Certain Information; Confidentiality.

Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable Laws or by any subpoena or similar legal process, and to the extent practicable, with prompt notice to the Administrative Borrower (except with respect to any routine or ordinary course audit or examination conducted by bank accountants or any governmental or bank regulatory authority), (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective party (or its Related Parties) to any swap, derivative or other transaction under which payments are to be made by reference to the Borrowers and their obligations, this Agreement or payments hereunder, (g) on a confidential basis to (i) any rating agency in connection with rating the Borrowers or their Subsidiaries or the credit facilities provided hereunder or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers or other market identifiers with respect to the credit facilities provided hereunder, (h) with the consent of the Borrowers or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrowers.

For purposes of this Section, “Information” means all information received from any Loan Party or any Subsidiary thereof relating to any Loan Party or any Subsidiary thereof or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by any Loan Party or any Subsidiary thereof, provided that, in the case of information received from a Loan Party or any such Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of the Administrative Agent and the Lenders acknowledges that (a) the Information may include material non-public information concerning the Borrowers or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Law, including United States Federal and state securities Laws.

10.08    Right of Set-off.

If an Event of Default shall have occurred and be continuing, each Lender and each of its respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of the Borrowers or any other Loan Party against any and all of the obligations of the Borrowers or such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender or its respective Affiliates, irrespective of whether or not such Lender or Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrowers or such Loan Party may be contingent or unmatured or are owed to a branch, office or Affiliate of such Lender different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided, that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.15 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender and its respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender or its respective Affiliates may have. Each Lender agrees to notify the Borrowers and the Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

10.09    Interest Rate Limitation.

Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrowers. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

10.10    Counterparts; Integration; Effectiveness.

This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents, and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means (e.g. “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Agreement.

10.11    Survival of Representations and Warranties.

All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of the Borrowing, and shall continue in full force and effect as long as a Term Loan or any other Obligation hereunder shall remain unpaid or unsatisfied.

10.12    Severability.

If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Without limiting the foregoing provisions of this Section 10.12, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited by Debtor Relief Laws, as determined in good faith by the Administrative Agent, as applicable, then such provisions shall be deemed to be in effect only to the extent not so limited.

10.13    Replacement of Lenders.

If the Borrowers are entitled to replace a Lender pursuant to the provisions of Section 3.05, or if any Lender is a Defaulting Lender or a Non-Consenting Lender, then the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.06), all of its interests, rights (other than its existing rights to payments pursuant to Sections 3.01 and 3.06) and obligations under this Agreement and the related Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a)        the Borrowers shall have paid to the Administrative Agent the assignment fee specified in Section 10.06(b);

(b)        such Lender shall have received payment of an amount equal to the outstanding principal of its portion of the Term Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.07) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts);

(c)        in the case of any such assignment resulting from a claim for compensation under Section 3.06 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter;

(d)        such assignment does not conflict with applicable Laws; and

(e)        in the case of an assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable assignee shall have consented to the applicable amendment, waiver or consent.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply.

10.14    Governing Law; Jurisdiction ; Etc.

(a)        GOVERNING LAW. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND ANY CLAIMS CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT (EXCEPT, AS TO ANY OTHER LOAN DOCUMENT, AS EXPRESSLY SET FORTH THEREIN) AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b)        SUBMISSION TO JURISDICTION. EACH OF THE BORROWERS AND EACH OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY RELATED PARTY OF THE FOREGOING IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS RELATING HERETO OR THERETO, IN ANY FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN

RESPECT OF ANY SUCH ACTION, LITIGATION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION, LITIGATION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWERS OR ANY OTHER LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c)        WAIVER OF VENUE. EACH OF THE BORROWERS AND EACH OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)        SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

10.15    Waiver of Jury Trial.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.16    USA PATRIOT Act.

Each Lender that is subject to the Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of the Borrowers and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the each Loan Party in accordance with the Act. The Borrowers shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” anti-money laundering rules and regulations, including the Act.

10.17    No Advisory or Fiduciary Responsibility.

In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each of the Borrowers acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent, the Arranger and the Lenders, are arm’s-length commercial transactions between the Borrowers and their respective Affiliates, on the one hand, and the Administrative Agent, the Arranger and the Lenders, on the other hand, (B) each of the Borrowers has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each of the Borrowers is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Administrative Agent, each Arranger and each Lender is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrowers or any of their respective Affiliates, or any other Person and (B) neither the Administrative Agent, any Arranger nor any Lender has any obligation to the Borrowers or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent, the Arranger and the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrowers and their respective Affiliates, and neither the Administrative Agent, any Arranger nor any Lender has any obligation to disclose any of such interests to the Borrowers or any of their respective Affiliates. To the fullest extent permitted by law, each of the Borrowers hereby waives and releases any claims that it may have against the Administrative Agent, the Arranger or any Lender with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

10.18        Electronic Execution of Assignments and Certain Other Documents.

The words “execute,” “execution,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby (including, without limitation, Assignment and Assumptions, any amendments or other modifications, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that notwithstanding anything contained herein to the contrary, the Administrative Agent is under no obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures provided by it.

10.19    Most Favored Lender.

If at any time the Revolving Credit Agreement or any other Loan Document (as defined in the Revolving Credit Agreement), or the documentation for any replacement revolving credit facility, includes (i) covenants or events of default in favor of a Lender (as defined in the Revolving Credit Agreement), or lender under any replacement revolving credit facility, that are not provided for in this Agreement or the other Loan Documents, (ii) covenants or events of default in favor of a Lender (as defined in the Revolving Credit Agreement), or lender under any replacement revolving credit facility, that are more restrictive than the same or similar covenants or events of default provided for in this Agreement or the other Loan Documents or (iii) covenants or events of default in favor of a Lender (as defined in the Revolving Credit Agreement), or lender under any replacement revolving credit facility, that are more favorable to the Borrower than the same or similar covenants or events of default provided for in this Agreement or the other Loan Documents, but, in the case of this clause (iii), only to the extent that NWFCS (x) is a lender or voting participant under the Revolving Credit Agreement (or replacement revolving credit facility) at such time, and (y) in the case of an amendment, has approved such amendment in its capacity as a lender or voting participant under the Revolving Credit Agreement (or replacement revolving credit facility) (the “Most Favored Covenants”), then (a) such additional, more restrictive or more favorable covenants or events of default shall immediately and automatically be incorporated by reference in this Agreement as if set forth fully herein, mutatis mutandis, and no such provision may thereafter be waived, amended or modified under this Agreement except pursuant to the provisions of Section 10.01, and (b) the Borrowers shall promptly, and in any event within five (5) days after entering into any such Most Favored Covenant, so advise the Administrative Agent in writing. Thereafter, upon the request of the Required Lenders, the Borrowers and Guarantors shall enter into an amendment to this Agreement with the Administrative Agent and the Required Lenders evidencing the incorporation of such incremental or more restrictive or more favorable covenant or event of default, it being agreed that any failure to make such request or to enter into any such amendment shall in no way qualify or limit the incorporation by reference described in clause (a) of the immediately preceding sentence.

10.20    Acknowledgment and Consent to Bail-In of Affected Financial Institutions.

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)        the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)        the effects of any Bail-In Action on any such liability, including, if applicable:

(i)        a reduction in full or in part or cancellation of any such liability;

(ii)       a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)       the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

10.21    Rates Disclaimer. The Administrative Agent does not warrant or accept responsibility for, and each of the parties to this Agreement hereby acknowledge and agree (for the benefit of the Administrative Agent) that the Administrative Agent shall not have any liability with respect to (a) the administration of, submission of, calculation of or any other matter related to rates in the definition of “LIBOR” or “Adjusted LIBOR Rate”, “SOFR”, “Term SOFR”, “Daily Simple SOFR”, or any other SOFR-based replacement rate, any component definition thereof or rates referenced in the definition thereof or any alternative, comparable or successor rate thereto (including any then-current Benchmark or any Benchmark Replacement), including whether the composition or characteristics of any such alternative, comparable or successor rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, any other Benchmark, (b) the effect, implementation or composition of any Benchmark Replacement Conforming Changes, or (c) any potential non-compliance with applicable Laws (including, without limitation, to the extent applicable, the Regulation (EU) 2016/1011 of the European Parliament and of the Council, as amended) in the methodology for calculating LIBOR as set forth in the definition thereof.

10.22    Amendment and Restatement.

This Agreement constitutes an amendment and restatement of the Existing Term Loan Agreement and the Deltic Term Loan Agreement effective from and after the Restatement Date. The execution and delivery of this Agreement shall not constitute a novation of any indebtedness or other obligations owing to the lenders or the administrative agent under the Existing Term Loan Agreement or the Deltic Term Loan Agreement based on facts or events occurring or existing prior to the execution and delivery of this Agreement. The parties hereto agree that, on the Restatement Date, the following shall be deemed to occur automatically, without further action by any party hereto: (a) the Existing Term Loan Agreement and the Deltic Term Loan Agreement shall be deemed to be amended and restated in its entirety pursuant to this Agreement; (b) all Obligations under the Existing Term Loan Agreement and the Deltic Term Loan Agreement outstanding on the Restatement Date shall in all respects be continuing and be deemed to Obligations outstanding hereunder; and (c) all references in the other Loan Documents to the Existing Term Loan Agreement and the Deltic Term Loan Agreement shall be deemed to refer without further amendment to this Agreement. The parties hereto further acknowledge and agree that this Agreement constitutes an amendment to the Existing Term Loan Agreement made in accordance with Section 10.01 of the Existing Term Loan Agreement and an amendment of the Deltic Term Loan Agreement in accordance with Section 10.2 of the Deltic Term Loan Agreement. All loans and other obligations of the Loan Parties outstanding as of the Restatement Date under the Existing Credit Agreement and the Deltic Term Loan Agreement shall be deemed to be loans and obligations outstanding under the corresponding facilities described herein, without any further action by any Person.

10.23    Acknowledgement Regarding Any Supported QFC.

To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Swap Contract or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a)        In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)        As used in this Section 10.23, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

ARTICLE XI

GUARANTY

11.01    The Guaranty.

Each of the Guarantors hereby jointly and severally guarantees to each Lender and the Administrative Agent as hereinafter provided, as primary obligor and not as surety, the prompt payment of the Obligations in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise) strictly in accordance with the terms thereof. The Guarantors hereby further agree that if any of the Obligations are not paid in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise), the Guarantors will, jointly and severally, promptly pay the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Obligations, the same will be promptly paid in full when due (whether at extended maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise) in accordance with the terms of such extension or renewal.

Notwithstanding any provision to the contrary contained herein or in any other of the Loan Documents, the obligations of each Guarantor under this Agreement and the other Loan Documents shall be limited to an aggregate amount equal to the largest amount that would not render such obligations subject to avoidance under the Debtor Relief Laws or any comparable provisions of any applicable state law.

11.02    Obligations Unconditional.

The obligations of the Guarantors under Section 11.01 are joint and several, absolute and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of any of the Loan Documents or any other agreement or instrument referred to therein, or any substitution, release, impairment or exchange of any other guarantee of or security for any of the Obligations, and, to the fullest extent permitted by applicable Law, irrespective of any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, it being the intent of this Section 11.02 that the obligations of the Guarantors hereunder shall be absolute and unconditional under any and all circumstances. Each Guarantor agrees that such Guarantor shall have no right of subrogation, indemnity, reimbursement or contribution against the Borrowers or any other Guarantor for amounts paid under this Article XI until such time as the Obligations have been Fully Satisfied. Without limiting the generality of the foregoing, it is agreed that, to the fullest extent permitted by Law, the occurrence of any one or more of the following shall not alter or impair the liability of any Guarantor hereunder which shall remain absolute and unconditional as described above:

(a)        at any time or from time to time, without notice to any Guarantor, the time for any performance of or compliance with any of the Obligations shall be extended, or such performance or compliance shall be waived;

(b)        any of the acts mentioned in any of the provisions of any of the Loan Documents or any other agreement or instrument referred to in the Loan Documents shall be done or omitted;

(c)        the maturity of any of the Obligations shall be accelerated, or any of the Obligations shall be modified, supplemented or amended in any respect, or any right under any of the Loan Documents or any other agreement or instrument referred to in the Loan Documents shall be waived or any other guarantee of any of the Obligations or any security therefor shall be released, impaired or exchanged in whole or in part or otherwise dealt with;

(d)        any Lien granted to, or in favor of, the Administrative Agent or any Lender or Lenders as security for any of the Obligations shall fail to attach or be perfected; or

(e)        any of the Obligations shall be determined to be void or voidable (including, without limitation, for the benefit of any creditor of any Guarantor) or shall be subordinated to the claims of any Person (including, without limitation, any creditor of any Guarantor).

With respect to its obligations hereunder, each Guarantor hereby expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that the Administrative Agent or any Lender exhaust any right, power or remedy or proceed against any Person under any of the Loan Documents or any other agreement or instrument referred to in the Loan Documents or against any other Person under any other guarantee of, or security for, any of the Obligations.

11.03    Reinstatement.

The obligations of the Guarantors under this Article XI shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of any Person in respect of the Obligations is rescinded or must be otherwise restored by any holder of any of the Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, and each

Guarantor agrees that it will indemnify the Administrative Agent and each Lender on demand for all reasonable costs and expenses (including, without limitation, fees and expenses of counsel) incurred by the Agent or such Lender in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law.

11.04    Certain Additional Waivers.

Each Guarantor agrees that such Guarantor shall have no right of recourse to security for the Obligations, except through the exercise of rights of subrogation pursuant to Section 11.02 and through the exercise of rights of contribution pursuant to Section 11.06.

11.05    Remedies.

The Guarantors agree that, to the fullest extent permitted by law, as between the Guarantors, on the one hand, and the Administrative Agent and the Lenders, on the other hand, the Obligations may be declared to be forthwith due and payable as provided in Section 8.02 (and shall be deemed to have become automatically due and payable in the circumstances provided in said Section 8.02) for purposes of Section 11.01 notwithstanding any stay, injunction or other prohibition preventing such declaration (or preventing the Obligations from becoming automatically due and payable) as against any other Person and that, in the event of such declaration (or the Obligations being deemed to have become automatically due and payable), the Obligations (whether or not due and payable by any other Person) shall forthwith become due and payable by the Guarantors for purposes of Section 11.01. The Guarantors acknowledge and agree that to the extent their obligations hereunder become secured, the Lenders may exercise their remedies thereunder in accordance with the terms of the applicable security documents.

11.06    Rights of Contribution.

The Guarantors hereby agree as among themselves that, in connection with payments made hereunder, each Guarantor shall have a right of contribution from each other Guarantor in accordance with applicable Law. Such contribution rights shall be subordinate and subject in right of payment to the Obligations until such time as the Obligations have been Fully Satisfied, and none of the Guarantors shall exercise any such contribution rights until the Obligations have been Fully Satisfied.

11.07    Guarantee of Payment; Continuing Guarantee.

The guarantee in this Article XI is a guaranty of payment and not of collection, is a continuing guarantee, and shall apply to all Obligations whenever arising.

11.08    Keepwell.

Each Borrower and each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support to each other Guarantor as may be needed by such Guarantor from time to time to honor all of its obligations under this Guaranty and the other Loan Documents to which it is a party with respect to Swap

Obligations that would, in the absence of the agreement in this Section 11.08, otherwise constitute Excluded Swap Obligations (but, in each case, only up to the maximum amount of such liability that can be hereby incurred without rendering the Borrower’s and such Qualified ECP Guarantors’ obligations and undertakings under this Section voidable under applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations and undertakings of the Borrowers and the Qualified ECP Guarantors under this Section 11.08 shall remain in full force and effect until the Guarantors’ Obligations have been indefeasibly paid and performed in full. The Borrowers and the Qualified ECP Guarantors intend this Section 11.08 to constitute, and this Section 11.08 shall be deemed to constitute, a guarantee of the obligations of, and a “keepwell, support, or other agreement” for the benefit of, each Guarantor for all purposes of the Commodity Exchange Act.

SCHEDULE 2.01

TERM LOAN Q

Lender	Commitment	Applicable Percentage
Northwest Farm Credit Services, PCA*	$138,750,000.00	100.000000000%

Total	$138,750,000.00	100.000000000%

TERM LOAN R

Lender	Commitment	Applicable Percentage
Northwest Farm Credit Services, PCA*	$138,750,000.00	100.000000000%

Total	$138,750,000.00	100.000000000%

* Prior to giving effect to the participations noted below.

VOTING PARTICIPANTS – COMMITMENTS AND APPLICABLE PERCENTAGES

Lender	Voting Participant	Term Loan Q Commitment	Resulting Term Loan Q Commitment / Participation	Resulting Applicable Percentage of Term Loan
Northwest Farm Credit Services, PCA	1.	$138,750,000.00	$4,825,000.00	3.477477477%
	CoBank, FCB		$10,000,000.00	7.207207207%
	American AgCredit, FLCA		$12,675,000.00	9.135135135%
	AgriBank, FCB		$3,500,000.00	2.522522523%
	Farm Credit East, ACA		$7,500,000.00	5.405405405%
	Farm Credit Services of America, FLCA		$10,000,000.00	7.207207207%
	Farm Credit West, FLCA		$7,500,000.00	5.405405405%
	Farm Credit Services of Western Arkansas, FLCA		$2,500,000.00	1.801801802%
	Farm Credit Mid-America, FLCA		$10,000,000.00	7.207207207%
	Capital Farm Credit, FLCA		$8,750,000.00	6.306306306%
	Fresno Madera Production Credit Association		$5,250,000.00	3.783783784%
	Western AgCredit, PCA		$2,500,000.00	1.801801802%
	Farm Credit of New Mexico, FLCA		$2,500,000.00	1.801801802%
	GreenStone Farm Credit Services, FLCA		$7,500,000.00	5.405405405%
	Yosemite Land Bank, FLCA		$2,500,000.00	1.801801802%
	Farm Credit Bank of Texas		$10,000,000.00	7.207207207%
	AgFirst Farm Credit Bank		$22,500,000.00	16.216216216%
	AgCountry Farm Credit Services, FLCA (f/k/a FCS Commercial Finance Group, for AgCountry Farm Credit Services, FLCA)		$8,750,000.00	6.306306306%
TOTAL		$138,750,000.00	$138,750,000.00	100.000000000%

Lender	Voting Participant	Term Loan R Commitment	Resulting Term Loan R Commitment / Participation	Resulting Applicable Percentage of Term Loan
Northwest Farm Credit Services, PCA	2.	$138,750,000.00	$4,825,000.00	3.477477477%
	CoBank, FCB		$10,000,000.00	7.207207207%
	American AgCredit, FLCA		$12,675,000.00	9.135135135%
	AgriBank, FCB		$3,500,000.00	2.522522523%
	Farm Credit East, ACA		$7,500,000.00	5.405405405%
	Farm Credit Services of America, FLCA		$10,000,000.00	7.207207207%
	Farm Credit West, FLCA		$7,500,000.00	5.405405405%
	Farm Credit Services of Western Arkansas, FLCA		$2,500,000.00	1.801801802%
	Farm Credit Mid-America, FLCA		$10,000,000.00	7.207207207%
	Capital Farm Credit, FLCA		$8,750,000.00	6.306306306%
	Fresno Madera Production Credit Association		$5,250,000.00	3.783783784%
	Western AgCredit, PCA		$2,500,000.00	1.801801802%
	Farm Credit of New Mexico, FLCA		$2,500,000.00	1.801801802%
	GreenStone Farm Credit Services, FLCA		$7,500,000.00	5.405405405%
	Yosemite Land Bank, FLCA		$2,500,000.00	1.801801802%
	Farm Credit Bank of Texas		$10,000,000.00	7.207207207%
	AgFirst Farm Credit Bank		$22,500,000.00	16.216216216%
	AgCountry Farm Credit Services, FLCA (f/k/a FCS Commercial Finance Group, for AgCountry Farm Credit Services, FLCA)		$8,750,000.00	6.306306306%
TOTAL		$138,750,000.00	$138,750,000.00	100.000000000%

SCHEDULE 5.13

CORPORATE STRUCTURE, CAPITAL STOCK, ETC.

Entity	Jurisdiction of Organization	Shares of Capital Stock Outstanding	Number and percentage of shares owned by Credit Parties	Number and effect, if exercised, of outstanding warrants, rights of conversion or purchase
PotlatchDeltic Forest Holdings, Inc.	DE	Common Stock 1,000 Shares	100%	None
Potlatch Timberlands, LLC	DE	N/A	100%	None
Potlatch QRS Arkansas, LLC	DE	N/A	100%	None
Potlatch Minnesota Timberlands, LLC	DE	N/A	100%	None
PotlatchDeltic Land & Lumber, LLC	DE	N/A	100%	None
Potlatch Lake States Timberlands, LLC	DE	N/A	100%	None
Duluth & Northeastern Railroad Company	MN	Common Stock 2750 Shares Authorized 1750 Shares Outstanding	100%	None
Potlatch TRS Idaho, LLC	DE	N/A	100%	None
Potlatch TRS Minnesota, LLC	DE	N/A	100%	None
Potlatch TRS Arkansas, LLC	DE	N/A	100%	None
PotlatchDeltic Timber, LLC (formerly known as Portland Merger LLC)	DE	N/A	100%	None
Chenal Properties, Inc.	AR	Common Stock, 10,000 Shares Authorized Unknown Shares Outstanding	100%	None

Chenal Country Club, Inc.	AR	Common Stock 1,000 Shares Authorized Unknown Shares Outstanding	100%	None
PotlatchDeltic Real Estate, LLC	AR	N/A	100%	None
PotlatchDeltic Manufacturing, LLC	AR	N/A	100%	None
PotlatchDeltic Southern Timberlands, LLC (formerly known as PCH Merger LLC)	DE	N/A	100%	None
Horizon Merger Sub 2022, LLC	DE	N/A	100%	None
PotlatchDeltic TRS Southeastern, LLC	DE	N/A	100%	None
Timberlands II, LLC	DE	N/A	100%	None
Creek Pine Holdings, LLC	DE	N/A	100%	None
CatchMark South Carolina Timberlands, LLC	SC	N/A	100%	None
Triple T GP, LLC	DE	N/A	100%	None
CTT Employee, LLC	DE	N/A	100%	None
CatchMark TRS Creek Management, LLC	DE	N/A	100%	None
CatchMark HBU, LLC	DE	N/A	100%	None
CatchMark TRS Harvesting Operations, LLC	DE	N/A	100%	None
CatchMark TRS Harvesting Operations II, LLC	DE	N/A	100%	None
CatchMark TRS Investment LLC	DE	N/A	100%	None
CatchMark TRS Management LLC	DE	N/A	100%	None
CatchMark Timber TRS, Inc.*	DE	Common Stock 1,000 Shares Authorized 100 Shares Outstanding	100%	None

CatchMark Texas Timberlands, GP, LLC*	TX	N/A	100%	None
CatchMark Texas Timberlands, LP*	TX	N/A	100%	None
CatchMark Southern Holdings II GP, LLC*	DE	N/A	100%	None
CatchMark Southern Timberlands II, LP*	DE	N/A	100%	None

* to be merged out of existence on or shortly after September 14, 2022

SCHEDULE 5.24

(a) Chief Executive Office

Entity	Jurisdiction of Organization	Principal Place of Business	Chief Executive Offices
PotlatchDeltic Corporation	DE	WA	601 W. First Ave, Suite 1600 Spokane, WA 99201
PotlatchDeltic Forest Holdings, Inc.	DE	WA	601 W. First Ave, Suite 1600 Spokane, WA 99201
PotlatchDeltic Land & Lumber, LLC	DE	WA	601 W. First Ave, Suite 1600 Spokane, WA 99201
Potlatch Timberlands, LLC	DE	WA	601 W. First Ave, Suite 1600 Spokane, WA 99201
Potlatch Lake States Timberlands, LLC	DE	WA	601 W. First Ave, Suite 1600 Spokane, WA 99201
Potlatch Minnesota Timberlands, LLC	DE	WA	601 W. First Ave, Suite 1600 Spokane, WA 99201
PotlatchDeltic Timber, LLC	DE	WA	601 W. First Ave, Suite 1600 Spokane, WA 99201
PotlatchDeltic Manufacturing, LLC	AR	WA	601 W. First Ave, Suite 1600 Spokane, WA 99201
Horizon Merger Sub 2022, LLC	DE	WA	601 W. First Ave, Suite 1600 Spokane, WA 99201

(b) Timberlands

Entity	County and State	Approximate Acreage*
PotlatchDeltic Forest Holdings, Inc.	Benewah, Clearwater, Idaho, Latah, Nez Perce, Shoshone	588,522
PotlatchDeltic Land and Lumber, LLC	Benewah, Clearwater, Latah, Shoshone	35,316
Potlatch TRS Idaho, LLC	Benewah, Clearwater, Latah, Shoshone	2,094
	Total Idaho	625,931

Entity	County and State	Approximate Acreage*
PotlatchDeltic Forest Holdings, Inc.	Autauga, Barbour, Bibb, Bullock, Butler, Chilton, Coosa, Crenshaw, Dallas, Greene, Hale, Lee, Macon, Marengo, Montgomery, Perry, Pike, Tallapoosa, Tuscaloosa, Wilcox	72,740
PotlatchDeltic Land and Lumber, LLC	Butler, Chilton, Coosa, Crenshaw, Dallas, Lowndes, Montgomery, Pike, Tallapoosa	2,016
	Total Alabama	74,756

Entity	County and State	Approximate Acreage*
PotlatchDeltic Forest Holdings, Inc.	Ashley, Bradley, Calhoun, Clark, Cleveland, Drew, Grant, Hempstead, Jefferson, Lincoln, Nevada, Ouachita, Pike	396,051
PotlatchDeltic Land and Lumber, LLC	Ashley, Bradley, Clark, Cleveland, Drew, Hempstead, Lincoln, Ouachita	6,784
Potlatch TRS Arkansas, LLC	Bradley, Clark, Cleveland, Hempstead, Nevada	1,009
PotlatchDeltic Manufacturing, LLC	Cleburne, Perry, Van Buren, White	1,171
PotlatchDeltic Real Estate, LLC	Garland, Pulaski	5,011
PotlatchDeltic Timber, LLC	Ashley, Bradley, Calhoun, Clark, Cleburne, Cleveland, Columbia, Conway, Dallas, Drew, Faulkner, Franklin, Garland, Grant, Hempstead, Independence, Jefferson, Johnson, Lafayette, Lincoln, Little River, Logan, Miller, Nevada, Ouachita, Perry, Pike, Pope, Pulaski, Saline, Scott, Stone, Union, Van Buren, White, Yell	515,838
	Total Arkansas	925,863

Entity	County and State	Approximate Acreage*
PotlatchDeltic Forest Holdings, Inc.	Attala, Carroll, Choctaw, Holmes, Leake, Madison, Montgomery, Rankin, Scott	89,578
PotlatchDeltic Land and Lumber, LLC	Attala, Carroll, Holmes, Leake, Madison, Montgomery, Rankin, Scott	3,432
PotlatchDeltic Timber, LLC	Calhoun, Carroll, Choctaw, Holmes, Montgomery, Yalobusha	3,851
	Total Mississippi	96,861

Entity	County and State	Approximate Acreage*
Potlatch Lake States Timberlands, LLC	Carlton, Crow Wing, St. Louis	705
Potlatch Minnesota Timberlands, LLC	Hubbard, St. Louis	14,241
Potlatch TRS Minnesota, LLC	Crow Wing	215
	Total Minnesota	15,161

Entity	County and State	Approximate Acreage*
PotlatchDeltic Timber, LLC	Bossier, Caddo, Claiborne, Lincoln, Union, Webster	6,320
	Total Louisiana	6,320

* Acreage was calculated using Geographic Information Systems

(c) Manufacturing Facilities

Facility	City, County and State
St. Maries Sawmill	St. Maries, Benewah County, Idaho
St. Maries Plywood Mill	St. Maries, Benewah County, Idaho
Gwinn Sawmill	Gwinn, Marquette County, Michigan
Warren Sawmill	Warren, Bradley County, Arkansas
Bemidji Sawmill	Bemidji, Beltrami County, Minnesota
Waldo Sawmill	Waldo, Columbia County, Arkansas
Ola Sawmill	Ola, Yell County, Arkansas

Exhibit 99.1

News Release

For immediate release

CONTACT:	(INVESTORS)	(MEDIA)
	Jerry Richards	Anna Torma
	509-835-1521	509-835-1558

PotlatchDeltic and CatchMark Complete Merger

SPOKANE, Wash. and Atlanta, Ga. – September 14, 2022 – PotlatchDeltic Corporation (Nasdaq: PCH) (“PotlatchDeltic”) announced today the successful completion of the previously announced merger of CatchMark Timber Trust, Inc. (“CatchMark”) with PotlatchDeltic in an all-stock transaction, creating a leading integrated timber REIT. All closing conditions have been met.

The combination brings together two high quality timberland REITs resulting in PotlatchDeltic owning nearly 2.2 million acres of diversified timberlands, including 626,000 acres in Idaho and over 1.5 million acres in strengthening markets in the U.S. South. PotlatchDeltic also remains the timber REIT with the most leverage to lumber prices, including 1.1 billion board feet of lumber capacity. The transaction also combines two successful and complementary real estate businesses.

“The completion of the CatchMark merger diversifies our timberland ownership into some of the strongest markets in the U.S. South,” said Eric Cremers, president and chief executive officer. “The work to integrate the two companies and realize our synergy target starts immediately. We are excited about leveraging the financial and strategic benefits of the transaction to continue growing shareholder value over the long term,” stated Mr. Cremers.

PotlatchDeltic also announced that James DeCosmo, who served on CatchMark’s board since 2020, became a PotlatchDeltic director effective with the merger close. PotlatchDeltic’s board now consists of 10 directors.

In accordance with the terms of the merger agreement, each outstanding share of CatchMark common stock immediately prior to the merger converted to the right to receive 0.23 shares of PotlatchDeltic common stock. In total, approximately 11.5 million shares of PotlatchDeltic common stock will be issued to CatchMark shareholders, representing approximately 14 percent of total shares outstanding.

In conjunction with the merger, PotlatchDeltic refinanced $277.5 million of CatchMark’s debt and repaid another $22.5 million of such debt.

About PotlatchDeltic

PotlatchDeltic (Nasdaq: PCH) is a leading Real Estate Investment Trust (REIT) that owns nearly 2.2 million acres of timberlands in Alabama, Arkansas, Idaho, Georgia, Louisiana, Mississippi and South Carolina. Through its taxable REIT subsidiary, the company also operates six sawmills, an industrial-grade plywood mill, a residential and commercial real estate development business and a rural timberland sales program. PotlatchDeltic, a leader in sustainable forest practices, is committed to environmental and social responsibility and to responsible governance. More information can be found at www.potlatchdeltic.com.

Forward-Looking Statements

This communication contains certain forward-looking statements about PotlatchDeltic that are intended to be covered by the safe harbor provided by the Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “expect,” “will,” “intend,” “plan,” “target,” “project,” “believe,” “seek,” “continue,” “estimate,” “could,” “can,” “may,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements relating to the proposed impact of the merger on PotlatchDeltic’s financial results and the integration of CatchMark. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about PotlatchDeltic. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond PotlatchDeltic’s control, including changes in our outlook, and the other factors described in PotlatchDeltic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and in the company’s other filings with the SEC. PotlatchDeltic assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof.

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